As filed with the Securities and Exchange Commission on December 19, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Peru

(Name of Registrant)

Helí Peláez Castro

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Jaime Mercado, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)(2)	Proposed Maximum Offering Price Per Unit(3)(4)	Proposed Maximum Aggregate Offering Price(1)(2)(3)(4)	Amount of Registration Fee
Debt Securities	(5)(6)
Warrants	(5)(7)
Units	(5)
Total:	$4,000,000,000	100%	$4,000,000,000	$363,265 (8)

(1)	In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.
(2)	Such amount represents the principal amount of any debt securities issued at their principal amount, the issue price rather than the principal amount of any debt securities issued at an original issue discount, the issue price of any warrants and the exercise price of any debt securities issuable upon exercise of warrants.
(3)	Estimated solely for the purpose of computing the amount of the registration fee.
(4)	Exclusive of accrued interest, if any.
(5)	Such indeterminate number or principal amount of debt securities, warrants and units as may from time to time be issued at indeterminate prices. The securities registered hereunder shall not have an aggregate offering price which exceeds $4,000,000,000 in United States dollars or the equivalent in any other currency.
(6)	Also includes such indeterminate number of debt securities as may be issued upon conversion or exchange of any debt securities that provide for exchange into other securities or upon exercise of warrants for such securities.
(7)	Warrants may be sold separately or with debt securities.
(8)	This Registration Statement and the Prospectus carry forward $550,000,000 aggregate principal amount of debt securities covered by the Registrant’s Registration Statement No. 333-122052 filed on January 14, 2005. The remaining fee of $363,265, calculated pursuant to Rule 457 under the Securities Act, is being paid herewith for an aggregate principal amount of $3,450,000,000 of additional securities to be registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities, warrants and/or units having an aggregate principal amount of $4,000,000,000 or the equivalent thereof in currency, currency units or units, of which $550,000,000 were previously registered under the Registrant’s Registration Statement No. 333-122052 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities and/or units are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933

and the Prospectus

Schedule B Item Number	Location in Prospectus
1.	Cover Page
2.	Use of Proceeds*
3.	Public Sector Debt; Description of the Securities; Tables and Other Supplemental Information*
4.	Public Sector Debt
5.	Public Sector Finances
6.	*
7.	Authorized Representative
8.	*
9.	*
10.	Plan of Distribution*
11.	**
12.	Validity of the Securities**
13.	**
14.	**

*	Information to be provided from time to time in prospectus supplements to be delivered in connection with an offering of debt securities, warrants or units.
**	Information included in Part II of this Registration Statement or as an exhibit thereto or to be filed by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 19, 2006

PROSPECTUS

The Republic of Peru

Debt Securities

Warrants

Units

Peru may from time to time offer and sell its debt securities, warrants and units in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. Peru may offer securities with an aggregate principal amount of up to US$4,000,000,000 (or its equivalent in other currencies). The debt securities will be direct, general, unconditional, unsubordinated and unsecured obligations of Peru. Peru has pledged its full faith and credit to make all payments on the debt securities when due. The debt securities will rank equally, without any preference among themselves, with all other existing and future unsecured and unsubordinated external indebtedness of Peru.

Peru will provide specific terms of the securities in one or more supplements to this prospectus. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Peru may sell the securities directly, through agents designated from time to time or through underwriters or dealers. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplements carefully before you invest. You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Peru has not authorized anyone to provide you with different or additional information. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of those documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2006.

You should rely only on the information contained in this prospectus or the information to which Peru has referred you. Peru has not authorized anyone to provide you with different information. Peru is not making an offer of these securities in any jurisdiction where the offer is not permitted. This prospectus may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities that Peru may offer under the “shelf” registration statement it has filed with the SEC. Each time Peru sells some of the securities pursuant to that registration statement, it will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from that in any prospectus supplement, you should rely on the updated information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described under the heading “Where You Can Find More Information”.

i

DEFINED TERMS AND CONVENTIONS

Defined Terms

References in this prospectus to “we,” “us,” “our” and “Peru” are to the Republic of Peru. All references in this prospectus to the “government” are to the central government of Peru and its authorized representatives.

The terms described below have the following meanings for the purposes of this prospectus:

•	Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. In this prospectus, real GDP figures are based on constant 1994 prices, the year used by the Banco Central de Reserva del Perú, or the Central Bank, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 1994 prices.

•	For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data include data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

•	The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática, or INEI. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “US$” are to United States dollars, and references to “nuevos soles” and “S/.” are to Peruvian nuevos soles. Unless otherwise indicated, we have made translations of nuevos soles into U.S. dollars and U.S. dollars, or any other currency, into nuevos soles for each year at the year’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year. Currency translations are included for convenient reference only and you should not construe these conversions as a representation that the amounts in question have been, could have been or could be, converted into any particular denomination, at any particular rate or at all.

On December 1, 2006, the average nuevo sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/.3.2147 per US$1.00. For more information, see “The Monetary System––Foreign Exchange and International Reserves––Foreign Exchange” below.

Presentation of Financial Information

All annual information in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included in this prospectus is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru’s current and historical official financial and economic statistics. Accordingly, some financial and economic information presented in this prospectus may be adjusted or revised subsequent to the date of this prospectus to reflect new or more accurate data or in accordance with Peru’s ongoing maintenance of its economic data. In particular, some information and data contained in this prospectus for 2003, 2004, 2005 and for the six month periods ended June 30, 2005 and 2006, are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect any revisions of the data contained in this prospectus to be material, although it cannot assure you that material revisions will not be made.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplements relating to the securities offered by this prospectus may contain forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements are based on Peru’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Peru undertakes no obligation to update them in light of new information or future events.

Forward-looking statements involve inherent risks. Peru cautions you that many factors could adversely affect the future performance of the Peruvian economy. These factors include, but are not limited to:

•	external factors, such as:

•	higher interest rates in financial markets outside Peru;

•	a downgrade of Peru’s credit ratings by international rating agencies;

•	changes in import tariffs and the rate of exchange of the Peruvian currency against other currencies;

•	changes in international commodity prices;

•	recession, low economic growth or economic contraction affecting Peru’s trading partners;

•	deterioration in the economic condition of Peru’s neighboring countries;

•	international hostilities; and

•	the decisions of international financial institutions, such as the International Monetary Fund, or IMF, the Inter-American Development Bank, or IADB, the International Bank for Reconstruction and Development, or World Bank, and the Andean Development Corporation, or CAF, regarding the terms of their financial assistance to Peru; and

•	internal factors, such as:

•	deterioration in general economic and business conditions;

•	political instability;

•	increase in crime rates;

•	natural events, such as climatic changes, earthquakes and floods;

•	reduction in foreign currency reserves;

•	reduction in fiscal revenue;

•	reduced levels of foreign direct investment;

•	the ability of the government to enact key economic reforms;

•	higher domestic debt;

•	increased rates of domestic inflation;

•	the level of foreign direct and portfolio investment in Peru; and

•	the level of Peruvian domestic interest rates.

DATA DISSEMINATION

Peru subscribes to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscriber countries to provide schedules indicating the date on which data will be released, referred to as the “Advance Release Calendar.” Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrylist/. Neither Peru nor any agents or underwriters acting on behalf of Peru accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus or any prospectus supplement.

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities, you should carefully read this entire prospectus and the related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, as of October 2006, of approximately 28 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as a lower-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Alberto Fujimori, whose administrations were characterized by a reduction in domestic terrorism perpetrated by armed guerrilla forces and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external shocks, resulted in significant reduction in economic activity during the final years of Fujimori’s last administration, which led to high rates of unemployment, underemployment and poverty, and a lack of access to basic healthcare and public services. In November 2000, President Fujimori resigned the Presidency. In the aftermath of President Fujimori’s sudden resignation and political and bribery scandals, Valentin Paniagua assumed the role of President and his interim administration was in office from November 2000 to June 2001.

In June 2001, Alejandro Toledo Manrique was elected President based on a platform of reform that recognized the value of an open economic system and reform away from President Fujimori’s legacy of political coercion and financial misdealings. During the administration of President Toledo, Peru had one of the best performing economies in Latin America, with GDP growth of 6.4% and 6.6% in 2005 and the first six months of 2006, respectively, mainly attributable to the growth in the mining and export sectors fueled by higher international commodities prices for these exports.

In June 2006, Alan García was elected President to a five-year term. President García served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises and ended with political instability. The first García administration was followed by the administration of President Fujimori. The current García administration was elected on a platform that seeks to implement social and political reforms and continuity to the macro-economic stability of recent years, as well as solidifying Peru’s relationships with its international partners.

Recent Developments

Economic Developments. In 2005, the Peruvian economy expanded by 6.4% compared to 2004. Levels of economic activity recorded during the six months ended June 30, 2005 (5.9% GDP growth) improved further during the six-months ended June 30, 2006 (6.6% GDP growth). The high level of economic activity was due primarily to strong performance in the construction and manufacturing sectors and to the accelerated growth in domestic demand of 8.7% during the six-months ended June 30, 2006 which resulted primarily from the 5.3% increase in private consumption and the 20.2% increase in private investment during the period.

The following are preliminary economic results for the first six months of 2006:

•	the average inflation rate was 1.8%, compared to an average inflation rate of 3.0% for the first six months of 2005;

•	the current account surplus totaled US$513 million, or 1.2% of GDP, compared to a current account surplus of US$285 million, or 0.7% of GDP, for the first six months of 2005;

•	net international reserves of the Central Bank increased 4.3% to US$14.4 billion, compared to US$13.8 billion at June 30, 2005;

•	the non-financial public sector registered a surplus of US$1.4 billion, or 1.5% of GDP, compared to a surplus of US$579 million, or 3.1% of GDP, for the six months ended June 30, 2005;

•	public sector external debt totaled US$22.0 billion or 26.2% of GDP, compared to US$23.5 billion, or 31.3% of GDP, as of June 30, 2005;

•	foreign direct investment was US$2.2 billion, compared to US$1.1 billion during the six months ended June 30, 2005; and

•	exports increased by 32.4% to US$10.4 billion, compared to US$7.8 billion in the six months ended June 30, 2005, primarily as a result of a 45.1% increase in mineral exports, which were valued at US$6.2 billion and represented 60.3% of total exports for the six months ended June 30, 2006.

The United States, China, Switzerland, Canada, Chile and Japan continue to rank among Peru’s most important export markets. The García administration expects exports to total approximately US$22 million in 2006, a 31% increase compared to the US$17 billion in 2005, and to contribute to a trade surplus of approximately US$7 billion.

Free Trade Agreements. In June 2005, the European Union’s General System of Preferences for the Andean Countries, a program of unilateral trade preferences, of which Peru is a member, was extended until December 2008. On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation. On November 30, 2005, Peru signed an Economic Complementation Agreement with Argentina, Brazil, Paraguay and Uruguay, members of Mercosur.

In April 2006, Peru signed a free trade agreement with the United States, or the Peru Trade Promotion Agreement. The Peruvian Congress has approved the Peru Trade Promotion Agreement, which is awaiting approval by the U.S. Congress. In addition, the United States has granted Peru temporary benefits under the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which contributed particularly to the expansion of textile and agriculture and livestock exports to the United States. Peru is seeking to extend the term of the ATPDEA while the U.S. Congress approves the Peru Trade Promotion Agreement.

In August 2006, Peru signed a free trade agreement with Chile to replace the Economic Complementation Agreement signed in June 1998. Peru is currently negotiating a free trade agreement with Singapore and Mexico in order to extend the Economic Complementation Agreement signed in March 1987.

IMF Stand-By Arrangement. The 26-month Stand-By Arrangement with the IMF, which was approved on June 9, 2004 in an amount equivalent to SDR 287,279 million (approximately US$423.6 million), expired on August 16, 2006. The government achieved all the goals and implemented all of the structural changes required by the IMF-Stand-By Arrangement. The Peruvian government expects to negotiate a new Stand-By Arrangement with the IMF in the coming months.

Material Loan Agreements. At December 31, 2005, outstanding public sector external debt amounted to approximately US$22.3 billion equivalent to 28.1% of GDP for the year, a decrease of US$2.2 billion compared to debt outstanding at December 31, 2004. This reduction resulted primarily from the US$3.7 billion in amortizations of existing debt made during the year, which was partially offset by new disbursements totaling US$3.0 billion. In addition, the appreciation of the dollar against the yen and the euro during 2005 contributed to a reduction in the balance of outstanding public sector external debt of US$1.1 billion.

In 2005, disbursements included US$379.0 million for infrastructure projects and US$2.3 billion for freely available payments. The Program on Economic Infrastructure and Social Development and the rebuilding of the Rioja-Tarapoto highway were financed by loans from CAF. The IADB and the World Bank financed a program aimed at improving the quality of education, the rebuilding and maintenance of highways, and the national

Mother-Child Insurance Program. The Paris Club provided disbursements on loans of US$172 million used to finance, among other projects, the hydro-electric station of Yuncan, expansion of electrification, improvement of the water drainage system in Piura, and the rebuilding of damaged roads. Of the total US$581 million freely available disbursements granted by international organizations, some US$350 million disbursed by the IADB was used to finance the Poverty Eradication and Development of Human Capital and the Quality Improvement and Management of Public Spending programs. Further, the World Bank financed a US$150 million loan to implement the Decentralization and Competitiveness III program.

In 2006, Peru entered into two credit agreements with CAF in an aggregate amount of US$24.9 million, two credit agreements with the IADB in an aggregate amount of US$75.0 million, two loan agreements in an aggregate amount of US$75.0 million with the World Bank, and US$14.9 million were borrowed from KFW. Two guarantees were granted for a total liability of US$88.0 million in order to secure the partial risk guarantee with the CAF granted in connection with the concession of Proyecto Olmos (US$28.0 million) and for the partial credit guarantee with the IADB to secure the annual payment of the works resulting from the concession of the roadway Eje Multimodal del Amazonas Norte (US$60.0 million).

Privatizations and concessions. During the first six months of 2006, Peru completed eight privatizations and concession grants for US$177.0 million in concession fee payments to the Peruvian government, which generated US$717.0 million in projected investments. For a description of Peru’s privatization efforts, see “The Economy—Privatization and the Role of the State in the Economy—Privatization.”

During 2006-2007 and based on Peru’s current plan on future privatization initiatives, the concessions program is expected to generate investments in different economic sectors such as transportation (US$1.4 billion), mining (US$760 million), agriculture and energy (US$446 million), sewage (US$440 million), fuel (US$380 million), telecommunications (US$217 million), tourism (US$75 million) and decentralized projects (US$60 million).

Investor Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having recently completed a peaceful transition from the administration of President Toledo to President Alan García, following elections held in the first half of 2006. Peru’s growth, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by this prospectus and by any prospectus supplement. In addition, developments in other emerging countries, such as Argentina, Bolivia, Brazil and Venezuela, in addition to Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru.

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

For the year ended and as of December 31,	For the six months ended June 30,
2001	2002	2003(1)	2004(1)	2005(1)	2005(1)	2006(1)
Domestic economy
GDP (at current prices)	US$	53,931	US$	57,052	US$	61,494	US$	69,698	US$	79,341	US$	39,564	US$	44,470
Real GDP (in millions of S/. at constant 1994 prices)	S/	121,314	S/	127,569	S/	132,546	S/.	139,463	S/	148,458	S/	73,651	S/	78,529
Real GDP growth rate	0.2%	5.2%	3.9%	5.2%	6.4%	5.9%	6.6%
CPI (annual average change)	2.0%	0.2%	2.3%	3.7%	1.6%	2.0%	2.3%
Unemployment rate(2)	8.8%	9.7%	10.3%	10.5%	11.4%	9.7%	8.9%
Underemployment rate(3)	41.7%	41.9%	42.6%	42.8%	40.9%	N/A	N/A

Balance of payments
Total current account	US$	(1,217)	US$	(1,117)	US$	(958)	US$	19	US$	1,105	US$	285	US$	513
Of which:
Trade balance	(195)	292	853	3,004	5,260	2,148	3,394
Total capital account	1,544	1,800	672	2,154	141	932	(1,019)
Of which:
Foreign direct investment	1,070	2,156	1,275	1,599	2,579	1,119	2,197
Errors and omissions(4)	124	137	698	151	282	128	490
Overall balance of payments(5)	US$	451	US$	820	US$	413	US$	2,325	US$	1,528	US$	1,344	US$	(14)
Change in Central Bank net international reserves (period end)	5.3%	11.4%	6.2%	23.9%	11.6%	27.3%	32.0%
Central Bank net international reserves (period end)	US$	8,613	US$	9,598	US$	10,194	US$	12,631	US$	14,097	US$	13,818	US$	14,415

Public sector balance
Central government revenue(6)	US$	7,792	US$	8,219	US$	9,175	US$	10,418	US$	12,555	US$	6,371	US$	8,100
As a % of GDP	14.5%	14.4%	14.9%	15.0%	15.8%	16.1%	18.2%
Central government expenditure(7)	US$	8,142	US$	8,307	US$	9,038	US$	10,007	US$	11,657	US$	4,926	US$	5,480
As a % of GDP	15.1%	14.6%	14.7%	14.4%	14.7%	12.4%	12.3%
Central government fiscal balance	US$	(1,510)	US$	(1,211)	US$	(1,068)	US$	(873)	US$	(555)	US$	757	US$	1,822
As a % of GDP	(2.8)%	(2.1)%	(1.7)%	(1.3)%	(0.7)%	1.9%	4.1%
Overall non-financial public sector fiscal balance(8)	US$	(1,340)	US$	(1,277)	US$	(1,058)	US$	(721)	US$	(240)	US$	579	US$	1,357
As a % of GDP	(2.5)%	(2.2)%	(1.7)%	(1.0)%	(0.3)%	1.5%	3.05%

Public sector debt
Public sector external debt	US$	18,967	US$	20,715	US$	22,768	US$	24,466	US$	22,279	US$	23,574	US$	22,039
As a % of GDP	35.3%	36.7%	37.6%	35.1%	28.1%	31.3%	26.2%
Public sector domestic debt(9)	US$	5,772	US$	5,813	US$	6,128	US$	6,439	US$	7,688	US$	6,332	US$	7,659
As a % of GDP	10.7%	10.3%	10.2%	9.2%	9.7%	8.4%	9.1%
Total public sector debt	US$	24,739	US$	26,528	US$	28,896	US$	30,905	US$	29,967	US$	29,906	US$	29,698
As a % of GDP	45.9%	46.5%	47.0%	44.3%	37.8%	—	—

Public sector external debt service:
Amortizations(9)	US$	886	US$	1,830	(11)	US$	1,171	US$	1,363	US$	3,621	US$	716	US$	634
Interest payments(9)	1,076	1010	1,084	1,166	1,274	614	633
Total external debt service	US$	1,962	US$	2,840	US$	2,255	US$	2,529	US$	4,895	US$	1,330	US$	1,267

As a % of exports of goods and services(10)	21.5%	31.1%	24.7%	27.7%	53.6%	14.6%	13.9%
Exchange rate (end of period, S/. per US$)	3.43	3.51	3.46	3.28	3.43	3.25	3.3
Exchange rate (average, S/. per US$)	3.51	3.52	3.48	3.41	3.30	3.26	3.33

(1)	Preliminary data.
(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.
(3)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part-time who would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but who, in the week the employment survey was conducted, worked less than 35 hours per week as a result of economic constraints.
(4)	Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.
(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.
(11)	Includes US$902 million in Brady bonds exchanged for global bonds.

N/A = Not Available.

Source: Central Bank, unless otherwise indicated.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Peru will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government, including, but not limited to, financial investment and the refinancing, repurchasing or retiring of its domestic and external indebtedness. Peru may also issue securities offered by this prospectus in exchange for any of its outstanding securities.

THE REPUBLIC OF PERU

Territory and Population

The Republic of Peru is located in western South America. It shares its borders with Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions—a narrow strip of desert along the western coast, a central region of high mountains that form part of the Andes and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast.

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall in the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately US$1.2 billion in damage to Peru’s infrastructure. El Niño recurs on average every six years; however, the timing of each recurrence, its length and its severity cannot be predicted.

Peru’s southern region is located on seismic faults, which make the area susceptible to earthquakes. In June 2001, an earthquake measuring 8.4 on the Richter scale struck along the coast of south-central Peru, killing at least 80 people, injuring over 2,700 people and leaving homeless approximately 47,500 people. An earthquake measuring 7.6 on the Richter scale struck the same area in July 2001. These two earthquakes caused an estimated US$300 million in damage.

Peru’s population, estimated as of October 2006 to be approximately 28 million, is multi-racial and multi-cultural. Approximately 45.0% of the population is native, 37.0% is Mestizo, or mixed native and Caucasian, 15.0% is Caucasian, 2.0% is of African descent and 1.0% is of Asian descent. Spanish, Quechua and Aymara are Peru’s official languages. Approximately 99.0% of Peru’s population speaks Spanish and approximately 28.0% resides in rural areas. The population grew at an estimated average rate of approximately 1.2% per year in the period from 2001 to 2005.

In 2006, Peru’s adult literacy rate was approximately 90.0%. Approximately 86.0% of Peruvian adult women are literate and approximately 95.0% of Peruvian adult men are literate. In 2005, approximately 96.5% of children aged 6 to 11 attended school, while approximately 88.1% of children ages 12 to 16 attended school. Approximately 435,637 students were enrolled in Peru’s 75 universities, of which 44.0% are public and the remainder are private. There are 19 private universities and seven national universities in Lima, including the Universidad Nacional Mayor de San Marcos, or National University of San Marcos, which was founded in 1551 and is the oldest university in South America. There are also public universities in the cities of Arequipa, Cuzco and Trujillo. Approximately 20.8% of Peruvians between the ages of 17 and 25 pursued higher education during the 2005 school year.

The World Bank classifies Peru as a lower-middle-income developing country. The following table provides comparative per capita GNP figures and other selected comparative statistics as of the years indicated.

	Bolivia		Ecuador		Peru		Venezuela		Colombia		Brazil		Chile		Argentina		United States
Per capita GDP(1)	US$	2,587	US$	3,641	US$	5,260	US$	4,919	US$	6,702	US$	7,790	US$	10,274	US$	12,106	US$	37,562
United Nations index of human development (world ranking)(2)		113		82		79		75		69		63		37		34		10
Life expectancy at birth (in years)(3)		64		74.3		70		72.9		72.4		70.5		77.9		74.5		77.4
Infant mortality (per 1,000 live births)(3)		53		24		26		18		18		33		8		17		7
Adult illiteracy rate(4)		13.5%		9%		12.3%		7%		5.8%		11.6%		4.3%		2.8%		N/A
% of households below the poverty line(5)		34.3%		40.8%		37.7%		32.0%		22.6%		22.4%		9.6%		14.3%		N/A

(1)	2003 data. Adjusted for purchasing power parity.
(2)	2003 data.
(3)	2003 data.
(4)	2003 data. Adults are aged 15 years and older.
(5)	The poverty line is defined as the population living on a daily per capita income of US$2, adjusted for purchasing power parity. Data refer to most recent year between 1990 and 2003 when available.
N/A	= Not Available.

Source: World Bank, United Nations Development Program, Human Development Report 2005.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and political instability plagued Peru and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by the exportation of guano, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of ten years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive constitution, adopted in 1920, that enhanced the power of the state to carry out a number of popular social and economic reforms. The regime weathered a brief postwar recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of Peru’s relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations––Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Fernando Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new constitution in 1979.

In 1980, voters reelected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or the Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerilla war against the government and engaged in rural terrorism.

Alan García Pérez of the APRA was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7,650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP decreased 20% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima. For a description of subversive activities in Peru, see “—Subversive Activities” below.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional congress, which adopted a new constitution in 1993. The new 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters, if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or derogate those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Council of Ministers, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was reelected for a second term in 1995.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthening the powers of the military and intelligence service and compromising the autonomy of the legislative and judicial branches, and curtailing freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption, and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek reelection. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Rather, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a runoff election against Alan García, receiving 53.1% of the vote to García’s 46.9% of the vote.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress has, at seven different times, approved charges against President Fujimori, including embezzlement and murder. In July 2003, the government presented a formal extradition request to the Japanese government for President Fujimori, based on criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, is protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition request to the Japanese government had stalled. On November 6, 2005, President Fujimori arrived in Chile, where he was detained on an arrest warrant until May 2006. On May 18, 2006, President Fujimori was granted bail while the Chilean judiciary considers the Peruvian government’s extradition petition.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political coercion and financial misdealings. Despite the economic achievements between 1990 and 2000, poverty remains a persistent problem in Peru. More than half of the population lives below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on a monthly per capita income of less than US$30.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration fell in political polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies had not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty.

Under President Toledo, Peru had one of the best performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were last held on April 9, 2006. In this first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García obtained 3.0 million votes (24.3%), Lourdes Flores of the Unidad Nacional coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentin Paniagua obtained 706,000 (5.8%). Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Humala and García, in which Alan García was elected to a five-year term, sixteen years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53% of the nationwide vote in the run-off election held on June 4, 2006.

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional

Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the government. Provinces and districts have their own civil governments, which are independent of the national government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the government. Elections were held on November 17, 2002 for the presidents, vice presidents and members of local councils for each of the regional governments. The elected officials will serve four-year terms. The APRA won 12 of the 25 regional presidencies, including the presidency of the Region of Lima, the Union por el Perú, or UPP, won two and Perú Posible-FIM, the coalition in government, won two. The nine other regional presidencies were won by independents and smaller parties.

On November 8, 2002, Congress passed the law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the Executive Branch, pursuant to legislative authority delegated by Congress, may create, amend or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct and manage national and regional policies in accordance with national and regional needs. The 2003, 2004 and 2005 budgets distributed the national budget among the national government, the regional governments and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are to be funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the government and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a five-year term. The 1993 Constitution abrogated the ban on presidential reelection and provided that a President may be reelected only to one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority vote for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two presidential candidates who obtained the greatest number of votes in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his duties. If the President cannot discharge his duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Council of Ministers, which is headed by the President of the Council of Ministers, who is appointed by the President. The Council of Ministers oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Counsel of Ministers may not approve laws without the President’s approval. Each member of the Council of Ministers may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Council of Ministers and approved by the President.

The legislative branch consists of a unicameral congress composed of 120 members who are elected for a five-year term, with all seats subject to reelection at the end of each five-year period. There are 25 electoral districts and the number of members elected by each district is proportional to the district’s population. Lima, the most populous district, elects 35 members. The next congressional elections are scheduled for April 2011.

In addition to passing laws, Congress is empowered to approve the government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•	justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•	courts of first instance, which include civil, penal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•	military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the Judiciary Council may elect two additional members. The Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be over age 45 and must retire by age 70. The Judiciary Council may refuse to ratify or may remove a member of the Supreme Court of Justice only because of physical or mental incapacity, or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress for five-year terms, are not subject to reelection and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit;

•	engaged in conduct incompatible with his or her duties; or

•	been found guilty of a crime.

Political Parties

With the exception of the APRA and AP, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. Currently, the principal political parties in Peru are APRA, UPP, UN, Alianza por el Futuro, Perú Posible and Restauración Nacional.

APRA (Alianza Popular Revolucionaria Americana). Initially left wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President Alan García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a runoff in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote having campaigned on promises to tackle poverty and boost economic growth.

UPP (Unión por el Perú). The UPP adheres to socially oriented market policies focused on job creation, labor protection and environmental initiatives. Javier Pérez de Cuellar founded the UPP in 1995, when he unsuccessfully challenged Fujimori for the presidency. In the 2001 elections, the UPP formed an alliance with two smaller movements, Movimiento por la Democracia and Movimiento Social Demócratas Independientes. In the 2006 elections under the leadership of Ollanta Humala, the UPP captured a majority of the seats in Congress and consolidated its position as a major political force in Peru.

UN (Unidad Nacional). The UN is an electoral alliance formed by three parties: Partido Popular Cristiano, Solidaridad Nacional and Avancemos. The UN supports socially oriented market policies with a focus on promoting Christian values. Lourdes Flores Nano ran as the UN’s presidential candidate in 2006.

Alianza por el Futuro. The Alianza por el Futuro party is a political alliance formed by pro-Fujimori parties Change 90 (Cambio 90) and New Majority (Nueva Mayoría) for the 2006 national elections. Its presidential candidate was former president of Congress Martha Chávez Cossio.

Perú Posible. Perú Posible seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment. Peru’s former president, Alejandro Toledo, founded the party in 1994.

Restauración Nacional. The Restauración Nacional party is a Peruvian religious political party controlled by evangelical Christian groups. In the 2006 elections, it won 4% of the popular vote.

AP (Acción Popular). The AP supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded the AP in 1956. The AP’s membership includes Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. The AP continues to base its platform on Belaúnde’s governing philosophy.

The following table provides congressional representation of each of the political parties as of the most recent election in 2006.

	Congress
	Seats	%
UPP	45	37.5%
APRA	36	30.0
UN	17	14.2
Alianza por el Futuro	13	10.8
Frente de Centro	5	4.1
Perú Posible	2	1.7
Restauración Nacional	2	1.7

Total	120	100.0%

Source: Ministry of Economy and Finance.

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were restored. President Alan García has expressed his intention to strengthen good relations with Venezuela as long as Venezuela does not interfere with Peruvian internal matters.

In July 2003, Peru presented a formal extradition request to the Japanese government for Alberto Fujimori based on criminal charges. The request was rejected by the Japanese government due to Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for Fujimori’s extradition. On May 18, 2006, Fujimori was released after the Chilean Supreme Court decided to grant him pre-trial release for the remainder of the extradition proceedings. The court also ruled that Fujimori was barred from leaving Chile pending a final decision on Peru’s extradition requests.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries enjoy good relations. On November 4, 2004, the foreign ministers of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created tensions between the two countries. However, one of President Alan García’s proposals is to further enhance ties with Chile and as a result in August 2006, Peru signed an economic complementation agreement with Chile.

Peru maintains diplomatic relations with 153 countries and is a member of 153 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Economic Commission for Latin America and the Caribbean;

•	the Latin American Integration Association;

•	the IADB;

•	the IMF;

•	the World Bank;

•	the International Finance Corporation;

•	the CAF;

•	the Group of 15;

•	the Asia-Pacific Economic Cooperation; and

•	the Free Trade Area of the Americas.

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•	Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•	Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

•	Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program is extended until December 2008.

•	Since 1991, Peru has been, together with Ecuador and Colombia, a beneficiary of the U.S. Andean Trade Preferences Act, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. On August 8, 2002, the U.S. renewed the U.S. Andean Trade Preferences Act for five years, which expanded Peru’s low-tariff benefits to products including Peruvian textiles, footwear, fruits and tuna.

•	In 1994, Peru participated in the Summit of the Americas in Miami, which led to the establishment of the Free Trade Agreement of the Americas. This agreement seeks to create a free trade zone in the Western Hemisphere, which, if implemented, would grant preferential treatment to Peruvian goods and services exported to other member countries.

•	Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries. This organization establishes trade rules in areas of foreign investments, rules of origin, customs procedures, technical barriers to trade, unfair trade practices, promotion of competition, intellectual property and dispute resolution.

•	In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur. Mercosur, formed by Argentina, Brazil, Paraguay and Uruguay, also includes associate members Bolivia, Chile, Colombia, Venezuela, which will become a member, and Ecuador. Mercosur seeks to create a full common market in goods, services and factors of production among its members and to establish common external tariffs for trade with non-members. Peru expects to eliminate gradually its trade barriers with the members of Mercosur, with a goal of barrier-free trade with Paraguay and Uruguay in 13 years and with Argentina and Brazil in 15 years.

•	On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay and Venezuela, signed an agreement to create the South American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

•	On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

•	On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with Argentina, Brazil, Paraguay and Uruguay, members of Mercosur.

•	In April 2006, Peru signed a free trade agreement with the United States, or the Peru Trade Promotion Agreement. As of June 2006, Peru’s Congress has already approved the Peru Trade Promotion Agreement which is awaiting approval by the U.S. Congress.

•	In June 2006, Peru held a sixth round of negotiations with Mexico in order to extend the Economic Complementation Agreement signed in March 1987.

•	In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements.

•	Peru is currently negotiating a free trade agreement with Singapore. The third round of negotiations were held in September 2006.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a US$3.0 billion regional development program to improve social and economic conditions along the border.

Peru currently maintains strong political and economic relations with Ecuador. The two governments have signed further agreements on border development, navigation, security and trade.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations in Peru. The government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of over 60,000 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee, considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During 2005, approximately 150 subversive actions in rural areas were attributed to the Shining Path.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating anti-terrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the interior challenges the Peruvian government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism and other criminal practices to flourish, creating a corrupt, violent and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

An increase in the production of coca was attributable to a shift in production from Colombia to Peru due to the Colombian government’s increased eradication of drug crops, and to the decrease in the price of suitable substitute crops for Peruvian farmers, such as coffee, to levels below the cost of production. The Peruvian government reported the eradication of 12,232 hectares of coca fields in 2005, of which 8,966 hectares were eradicated by the Ministry of Interior as part of its mandatory eradication program and 3,266 hectares were eradicated as part of a voluntary eradication program by the National Commission for Development and Life without Drugs, Devida, and the government body for Alternative Development, Cada. This corresponds to an increase in coca crop eradication of 19% compared to the 10,257 hectares eradicated in 2004.

In addition to Peru’s coca crop, production of poppies, the source of heroin, has increased in Peru since 2001. In 2005, the Peruvian government eradicated 95.5 hectares of poppies.

The Peruvian government has also implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct.

Legal Proceedings

On October 6, 2003, Duke Energy International Peru Investments No 1 Ltd, which we refer to as Duke Energy, filed a request for arbitration before the Centro Internacional de Arreglo de Diferencias Relativas a Inversiones, or CIADI (the International Center for Settlement of Investment Disputes), alleging that Peru violated the Legal Stability Agreement between Duke Energy and Peru by imposing a US$48 million tax assessment on Duke Energy’s affiliate, Duke Energy International Egenor S. en C. por A. for underpayment of taxes due, interest, fines and penalties. Duke Energy is seeking compensation for any increased tax costs or effects arising out of the assessment, amounts paid to the Peruvian government in connection with the tax assessment and costs of the arbitration proceedings. Duke Energy and Peru have presented their cases to the arbitration panel. This case is still pending.

Peru’s Ministry of Economy and Finance requested the Superior Court of Lima to declare null and void an arbitral award against it in the amount of S/. 350,266,341 rendered on February 2, 2004 in favor of Cementos Andino S.A., or Cementos, in a dispute related to title over, and dividends on, a 49% equity interest in Cementos held by Inversiones Cofide S.A., or ICSA, Peru’s former holding company for shares in state-owned enterprises, and its successor and transferee, the National Fund for Financing State Enterprise Activity (FONAFE). The arbitral award provided Cementos with the option of either a return of its shares or a payment of S/. 350,266,341. In 1974, the entire share capital of Cementos was expropriated by the Peruvian government, but 51% of the shares were returned pursuant to a subsequent settlement agreement and, in 1980, subsequent to the aforementioned agreement, ICSA paid Cementos for the value of the remaining 49% shares it still held. Cementos, however, later alleged that ICSA had not paid the fair value of the shares due to an error in their valuation. On February 20, 1998, Cementos amended its by-laws in order to extinguish the privileges and rights previously held by ICSA with respect to its 49% shares. ICSA commenced arbitral proceedings on January 4, 1999. The Ministry of Economy and Finance was later unlawfully impleaded in the arbitration by Cementos, even though it was not a party to any arbitration agreement with Cementos or its shareholders. The Ministry of Economy and Finance filed a judicial complaint in the Superior Court of Lima against the February 2, 2004 arbitral award on the grounds that it was improperly impleaded in the arbitral proceeding in the first instance but this request was declared inadmissible by the Superior Court of Lima. On April 2006, the Ministry of Economy and Finance filed an acción de amparo (a protective order) in order to protect the constitutional rights of the Ministry. This case is still pending.

On July 17, 2006, Aguaytía Energy LLC, or Aguaytía Energy, filed a request for arbitration before the CIADI, alleging that Peru violated the legal stability agreement between Aguaytía Energy and Peru by the inappropriate classification of the transmission facilities of their wholly owned subsidiaries Eteselva S.R.L. and Termoselva S.R.L. This case is still pending.

On September 29, 2006, Mr. Tza Yap Shum and TSG Perú S.A.C., filed a request for arbitration before the CIADI, alleging that Peru had violated their international obligations under the bilateral investments promotion and protection agreement subscribed with the People’s Republic of China. This case is still pending.

THE ECONOMY

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy sustained a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

•	class and social conflicts, characterized by populist resentment against the small economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

•	an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living brought about by higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production suffered.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in world prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. Alan García Pérez, who assumed the presidency in 1985, brought Peru to a deepening economic crisis. García increased spending, declared a debt moratorium and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By 1990, the inflation rate had increased to 7,650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration was also beset by the terrorist activities of the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a campaign platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation and open domestic markets to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened Peru to foreign investment and lifted exchange controls and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by his dissolution of Congress in 1992, his consolidation of power in the hands of the presidency following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos. President Fujimori’s authoritarianism exacted a price on Peru’s political system and undermined the success of his economic program. The Fujimori administration eventually failed to redistribute the benefits of economic growth to the poor and, in the last years of the administration, provoked civil unrest and political instability, which deterred foreign investment.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a provisional basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political coercion and financial misdealings. President Toledo vowed to restore democracy, fiscal discipline and transparency to the government. He pledged to increase the living standards of the poor and disadvantaged, who constitute a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remains a persistent problem in Peru. More than half of the population lives below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on a monthly per capita income of less than US$30.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment and poverty.

On June 4, 2006, President García was elected to a five-year term after winning approximately 53% of the nationwide vote. The current García administration was elected on a platform that seeks to implement social and political reforms and to provide continuity to macro-economic stability of recent years, as well as solidifying Peru’s relationships with its international partners. President García has pledged to turn away from policies that tend to isolate Peru from the United States and other developed economies, seeking instead to consolidate the existing relationships and sign trade agreements with these countries. President García has also pledged to seek economic development for all Peruvians while ensuring economic and political stability.

Developments from 2001 to 2005

Introduction

During the period from 2001 to 2005, Peru experienced a period of general economic growth. The economy stagnated in 2001 and then grew 5.2% in 2002, 3.9% in 2003, 5.2% in 2004 and 6.4% in 2005, respectively. Provided below is a discussion of the trends and events affecting the economic results during this period.

2001

During 2001, GDP grew only 0.2%, despite the government’s efforts to stabilize the economy following President Fujimori’s removal in November 2000. The economy contracted during the first six months of 2001 due to continued political fallout from President Fujimori’s removal, uncertainty over the outcome of the elections scheduled for April 2001 and the lack of investor confidence in Peru and of private investment in the Latin American region generally. In addition, a reduction in public spending, as the government sought to balance Peru’s fiscal accounts following President Fujimori’s spending increase prior to the 2000 elections, also contributed to the economic contraction during the first six months of 2001.

The economy began to expand in August 2001 in response to a government-implemented fiscal stimulus package that included reducing from 5.0% to 2.0% the extraordinary solidarity tax, the launch of a temporary jobs program in the most impoverished areas of the country and an increase in public sector pensions and wages by 9.0% on average. In addition, Peru experienced an average inflation rate of only 2.0% and record gold, silver and zinc production that offset a sharp drop in world metals prices. See “Public Sector Finances – Tax Regime – Other Taxes” below.

2002

During 2002, GDP grew by 5.2% compared to 2001. This growth resulted from improvements in a few sectors, primarily mining and hydrocarbons, as production from Antamina, the world’s largest copper and zinc mining project, increased, and investment flowed toward the Camisea gas project. For a description of the Camisea project, see “—Primary Production – Mining and Hydrocarbons – Hydrocarbons” below. Also contributing to this growth was an expansion in manufacturing, construction and other sectors that benefited from increased public works projects.

The current account deficit during 2002 was US$1.1 billion, representing 2.0% of GDP, primarily due to a decrease in net financial and investment income that was partially offset by a trade surplus as the growth of exports outpaced that of imports.

The following were the key economic results for 2002:

•	the non-financial public sector fiscal deficit as of December 31, 2002 was 2.3% of GDP, compared to 2.5% of GDP as of December 31, 2001;

•	the average inflation rate for 2002 was 0.2%, compared to 2.0% for 2001; and

•	the net international reserves of the Central Bank as of December 31, 2002 increased 11.4% to US$9.6 billion, compared to US$8.6 billion as of December 31, 2001.

2003

During 2003, GDP grew by 3.9% compared to 2002. The sectors of the economy that experienced the greatest growth during 2003 were mining and hydrocarbons, which grew by 6.9% due to a strong production of gold and zinc in an environment of high international commodity prices, wholesale and retail trade, which grew by 3.8% due to increases in private consumption and personal disposable income, services other than wholesale and retail trade, which grew by 4.2% due to expansions in insurance services, restaurants and hotels and governmental services, and the electricity and water and construction sectors, which each grew by 4.2% due to an increase in domestic demand.

The current account deficit during 2003 decreased 5.9% to US$1.1 billion, representing 1.8% of GDP. This decrease was primarily attributable to an expanded trade surplus in 2003 due to high international commodity prices, especially prices for metals, and increased financial transfers, including workers’ remittances.

The following were the key economic results for 2003:

•	the non-financial public sector fiscal deficit as of December 31, 2003 was 1.8% of GDP, compared to 2.3% of GDP as of December 31, 2003;

•	the average inflation rate for 2003 was 2.3%, compared to 0.2% for 2002; and

•	the net international reserves of the Central Bank as of December 31, 2003 increased 6.2% to US$10.2 billion, compared to US$9.6 billion as of December 31, 2002.

2004

The sustained economic expansion, which started in mid-2001, continued throughout 2004. During 2004, GDP grew 5.2% compared to 2003, primarily as a result of an increase in exports of goods and services (14.7%) and higher domestic demand (3.9%) driven by consumption (3.4%) and private investment (9.0%). In per capita terms, production grew 3.3%, compared to 2.4% in 2003.

The current account showed a small deficit of US$10 million in 2004, mainly attributed to the significant trade surplus and the increase in current transfers.

The following were the key economic results for 2004:

•	the non-financial public sector fiscal deficit as of December 31, 2004 was 1.1% of GDP, compared to 1.8% of GDP as of December 31, 2003;

•	the average inflation rate for 2004 was 3.4%, compared to 2.3% in 2003; and

•	the net international reserves of the Central Bank as of December 31, 2004 increased to US$12.6 billion, compared to US$10.2 billion as of December 31, 2003.

2005

In 2005, GDP grew 6.4% compared to 2004, the highest growth rate since 1997. This growth was mainly attributable to domestic consumption and private sector investment. Exports grew 35.3% to US$17.3 billion in 2005, compared to 14.7% in 2004. The current account posted a surplus equivalent to 1.4% of GDP, the first surplus since 1979.

The following were the key economic results for 2005:

•	the non-financial public sector fiscal deficit as of December 31, 2005 was 0.3% of GDP, compared to 1.1% of GDP as of December 31, 2004;

•	the average inflation rate for 2005 was 1.6% compared to 3.7% in 2004; and

•	the net international reserves of the Central Bank as of December 31, 2005 increased to US$14.1 billion, compared to US$12.6 billion as of December 31, 2004.

Six Months Ended June 30, 2006

By June 30, 2006, Peru had experienced 64 consecutive months of growth. In the six months ended June 30, 2006, GDP grew by 6.6%, compared to 5.9% during the same period in 2005. The sectors that experienced the greatest growth were construction, retail trade and other services. The fast rate of growth in the construction sector (14.8%) resulted from increased public investment and expansion of several housing programs. The expansion in the retail trade (8.7%) was due to a higher supply of products and increased imports, driven by private consumption and investment. The expansion in other services (6.6%) was explained by higher governmental services, tourism and transportation. Secondary production grew by 6.9% due to expansion in domestic demand and textile exports as a consequence of the ATPDEA.

The following were the key economic results during the six months ended June 30, 2006:

•	the overall balance of the non-financial public sector registered a surplus of US$1.4 billion, or 3.1% of GDP, compared to a surplus of US$579 million, or 1.5% of GDP, for the six months ended June 30, 2005;

•	inflation increased by an average of 1.8% during the period, compared to an average inflation rate of 3.1% for the six months ended June 30, 2005; and

•	the net international reserves of the Central Bank for the six months ended June 30, 2006 increased to US$14.4 billion, compared to US$13.8 billion for the same comparable period.

Developments in Argentina, Bolivia, Brazil and Venezuela

During Néstor Kirchner’s presidency, Argentina restructured its defaulted debt with a steep discount for bondholders, renegotiated contracts with utilities, and nationalized previously privatized industries. Brazil experienced economic difficulties in the months preceding the first election of Luiz Inácio da Silva, of the Workers’ Party, as President of Brazil on October 27, 2002. The Brazilian government has taken an austere approach to the economy by controlling inflation and seeking current account surpluses in order to meet Brazil’s debt obligations Brazilian markets continue to be volatile. After a GDP increase of 0.5% in 2003, Brazil showed robust growth in 2004 of 5.2%, decreasing to the pace of 2.3% in 2005. Luiz Inácio da Silva was reelected as President of Brazil for a second term on October 29, 2006.

Under Bolivian President Evo Morales’ oil and gas nationalization plan, Bolivia has renegotiated agreements with foreign energy companies allowing them to continue operating in Bolivia. President Morales has also expressed his intentions to eventually recover control of Bolivia’s mining industry.

In Venezuela, the administration of President Hugo Chávez has promoted a model of increased state participation in the economy through exchange and price controls, state-owned companies, welfare programs, worker co-management and cooperatives and social production companies through which the Venezuelan government provides financial and training support. President Chávez’s foreign policy has included intensive regional and international diplomacy intended to influence regional economic integration and diversify commercial relationships for the region. So far, windfall oil revenues have facilitated economic cooperation agreements with South American and Caribbean countries.

Negative investor reaction to developments in any of these countries could adversely affect the market for securities issued by Latin and South American countries, cause foreign investors to withhold capital from the region and cause uncertainty about plans for further integration of the region’s economies. Any of these events could adversely and materially affect Peru.

The Economic Policies of the García Administration

President García has promised to create more employment through the increase of national and foreign investments in projects such as the Port of Callao and the inter-oceanic highway, as well as to create new opportunities in the agriculture, fishing, and mining and hydrocarbons. President García has also proposed government investment in infrastructure with funds from austerity policies, contributions from mining companies and loans from multilateral financial institutions.

Gross Domestic Product and Structure of the Economy

In the period 2001 to 2005, private consumption increased gradually, while gross investment decreased steadily from 2001 until it increased in 2003. The decrease in gross investment in 2001 and 2002 reflected a decrease in the confidence of foreign investors. Modest increases in government consumption and in exports throughout the period partially offset the decline in private investment. The increase in government consumption was spurred by higher wages paid since September 2001.

During 2001, private consumption increased, as consumers did not adjust their spending to the downturn in economic activity. Gross investment decreased during the first part of the year when the uncertainty of the April 2001 elections deterred capital investment. During 2002, private consumption increased slightly, as the benefits of Peru’s economic growth began to trickle down to the lower income classes. Gross investment increased during 2002 because of a sharp increase in investments in commercial inventories. During 2003, private consumption increased to US$43.0 billion, an increase of 3.1% compared to US$40.5 in 2002, due to a 3.6% rise in disposable personal income and a small rise in urban employment. Gross investment increased during 2003 to US$11.4 billion, compared to US$10.6 billion in 2002, because of investments in significant mining and fuel projects.

During 2004, private consumption increased to US$47.6 billion, an increase of 3.5% compared to US$43.4 in 2003, due to the increase in national disposable income and employment. Gross investment increased during 2004 to US$13.2 billion, compared to US$11.5 billion in 2003, due to higher company profits, factory expansions to meet increased local and export demand, greater investor confidence and higher demand for family housing.

During 2005, private consumption increased to US$52.2 billion, an increase of 4.4% compared to US$47.6 in 2004, due to employment and income growth, as well as higher levels of consumer confidence and better credit conditions. Gross investment increased during 2005 to US$14.7 billion, compared to US$13.2 billion in 2004, due to greater investor confidence, influenced by a positive economic environment. Investments in housing construction were driven by the growth of bank mortgage loans, particularly of those associated with the Peruvian government-sponsored program Mivivienda.

In the six months ended June 30, 2006, private consumption increased by approximately 6.0% to US$28.3 billion compared to the six months ended June 30, 2005, due to higher employment, higher average incomes and increased access to and better terms of credit. Gross investment increased to US$9.3 billion during the six months ended June 30, 2006 compared to US$7.6 billion in the comparable period in 2005 due to better terms of trade, increased sales and profits, and a positive evolution of business expectations, which encouraged companies to implement projects of technological renovation and plant expansion in order to respond to higher levels of demand.

The following tables provide GDP by expenditure for the periods shown.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

						For the six months ended June 30,
	2001	2002	2003(1)	2004(1)	2005(1)	2005	2006
Government consumption	5,762	5,748	6,297	6,939	8,013	3,629	3,956
Private consumption	38,999	40,934	43,427	47,618	52,268	26,683	28,286

Gross investment:
Public sector	1,659	1,593	1,716	1,921	2,266	793	893
Private sector	8,355	8,368	9,200	10,583	12,678	5,946	7,248
Change in inventories	46	798	619	697	(192)	851	1,212

Total gross investment	10,060	10,759	11,535	13,201	14,751	7,590	9,352

Exports of goods and services	8,542	9,338	10,881	14,447	19,190	8,678	11,317
Imports of goods and services	9,433	9,729	10,645	12,507	14,881	7,016	8,443

Net imports (exports)	(890)	(390)	236	1,940	4,309	1,662	2,874

GDP	53,931	57,052	61,494	69,698	79,341	39,564	44,469

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of nuevos soles, at constant 1994 prices)

						For the six months ended June 30,
	2001	2002	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Government consumption	11,455	11,474	11,905	12,387	13,603	6,109	6,620
Private consumption	87,456	91,517	94,376	97,652	101,949	51,591	54,363

Gross investment:
Public sector	3,690	3,544	3,684	3,893	4,368	1,517	1,697
Private sector	18,095	18,000	19,251	21,010	23,926	11,150	13,389
Change in inventories	92	1,609	1,233	1,191	(277)	1,213	1,698

Total gross investment	21,877	23,153	24,168	26,094	28,017	13,881	16,785

Exports of goods and services	21,556	23,042	24,501	28,102	32,301	15,067	15,285
Imports of goods and services	21,030	21,617	22,404	24,773	27,411	12,996	14,524

Net (exports)	526	1,425	2,097	3,329	4,890	2,070	760

GDP	121,314	127,569	132,546	139,463	148,458	73,651	78,529

(1)	Central Bank Annual Report 2005
(2)	Central Bank’s Nota Semanal Nº 31.

Source: Central Bank

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Government consumption	10.7%	10.1%	10.2%	10.0%	10.1%	9.2%	8.9%
Private consumption	72.3	71.7	70.6	68.3	65.9	67.4	63.6

Gross investment:
Public sector	3.1	2.8	2.8	2.8	2.9	2.0	2.0
Private sector	15.5	14.7	15.0	15.2	16.0	15.0	16.3
Change in inventories	0.1	1.4	1.0	1.0	(0.2)	2.2	2.7

Total gross investment	18.7	18.9	18.8	18.9	18.6	19.2	21.0

Exports of goods and services	15.8	16.4	17.7	20.7	24.2	21.9	25.5
Imports of goods and services	17.5	17.1	17.3	17.9	18.8	17.7	19.0

Net (exports)	(1.7)	(0.7)	0.4	2.8	5.4	4.2	6.5

GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Central Bank Annual Report 2005.
(2)	Central Bank’s Nota Semanal Nº 31.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 1994 prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Government consumption	(0.9)%	0.2%	3.8%	4.1%	9.8%	8.2%	8.4%
Private consumption	1.5	4.6	3.1	3.5	4.4	4.2	5.4

Gross investment:
Public sector	(22.5)	(4.0)	4.0	5.7	12.2	6.7	11.9
Private sector	(4.7)	(0.5)	6.9	9.1	13.9	9.7	20.1
Change in inventories	300	1648.9	(23.4)	(3.4)	(123.2)	(35.2)	40.0

Total gross investment	(7.7)	5.8	4.4	8.0	7.4	(35.2)	40.0

Exports of goods and services	7.4	6.9	6.3	14.7	14.9	3.1	20.9
Imports of goods and services	2.7	2.8	3.6	10.6	10.6	18.8	1.4

Net (exports)	4.7	4.1	2.7	4.1	4.3	10.8	11.8

Real GDP	0.2%	5.2%	3.9%	5.2%	6.4%	116.3%	(63.3)%

(1)	Central Bank Annual Report 2005.
(2)	Central Bank’s Nota Semanal Nº 31.

Source: Central Bank.

For the period from 2001 to 2005, Peru experienced a 79% increase over the five years in total domestic savings, caused by an increase in both private and public savings. Private savings as a percentage of GDP increased between 2001 and 2005, reflecting the increase in economic growth. In the six months ended June 30, 2006, private savings represented 15.2% of GDP, matching the same 15.2% of the GDP in the comparable period of 2005.

For the years 2001 and 2002, public savings remained at the relatively lower levels recorded in 2000 due to government social expenditures. From 2003 to 2005, public savings increased due to an increase in tax collection. For the first six months of 2006, public savings increased 6.7% due to the growth in tax revenues and delays in expenditures by regional and municipal governments.

External savings as a percentage of GDP decreased from 2.3% in 2001 to 2.0% in 2002 and then declined each year from 2003 to 2005, as the growth of exports exceeded that of imports. External savings as a percentage of GDP further declined to 1.0% in the first six-month period ended June 30, 2006, mainly due to an increase in exports of mineral and textiles products.

Domestic investment as a percentage of GDP increased from 18.7% in 2001 to 18.9% in 2002, reflecting an increase in private investment, reflected in the Camisea gas project and the construction of shopping centers, then decreased to 18.8% in 2003. In 2004, increased again to 18.9% due to the growth in mortgage loans and several private non-residential projects in the mining and manufacturing sectors before decreasing to 18.6% in 2005 as a result of a reduction in inventories. In the first six-month period ended June 30, 2006, domestic investment was 21% of GDP, compared to 19% for the corresponding period in 2005. This increase is mainly attributable to the growth of private investment in the mining and manufacturing sectors.

Investment and Savings

(as a percentage of current GDP)

	As of December 31,					For the six months ended June 30,
	2001	2002	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Domestic savings:
Public savings	0.7%	0.6%	1.2%	1.8%	2.6%	4.5%	6.7%
Private savings	15.7	16.3	16.0	17.1	17.4	15.2	15.2

Total domestic savings	16.4	16.9	17.2	18.9	20.0	19.7	22.0

External savings	2.3	2.0	1.6	0.0	(1.4)	(0.7)	(1.0)

Total savings	18.7%	18.9%	18.8%	18.9%	18.6%	19%	21%

Domestic investment	18.7%	18.9%	18.8%	18.9%	18.6%	19%	21%

(1)	Central Bank Annual Report 2005.
(2)	Central Bank’s Nota Semanal Nº 31.

Source: Central Bank.

As indicated in the table below, the standard of living of the Peruvian population increased for the period from 2001 to 2005. In 2002, per capita GDP rose to US$2,172.8 from US$2,080.7 in 2001 due to the expansion of private consumption and the growth of exports. In 2003, per capita GDP increased to US$2,313.8 as a result of higher exports and private investment. In 2004, per capita GDP rose to US$2,591.4 and in 2005 to US$2,914.9. These increases were mainly attributable to the continued dynamism in exports and domestic demand. During the six months ended June 30, 2006, per capita GDP rose to US$1,614.4 compared to US$1,453.5 for the corresponding period of 2005, due to the expansion of private consumption and private investment.

Per Capita GDP(1)

(in U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003(2)		2004(2)		2005(2)		2005		2006
Per capita GDP	US$	2,080.7	US$	2,172.8	US$	2,313.8	US$	2,591.4	US$	2,914.9	US$	1,453.5	US$	1,614.4

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism) manufacturing, agriculture and livestock, and mining and hydrocarbons.

The following tables show the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector

(in millions of nuevos soles, at constant 1994 prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001(1)		2002(1)		2003(1)		2004(1)		2005(1)		2005(2)		2006(2)
Primary production:
Agriculture and livestock(2)	S/.	10,796	S/.	11,455	S/.	11,677	S/.	11,879	S/.	12,452	S/.	6,968	S/.	7,193
Fishing		626		664		581		778		787		441		431
Mining and hydrocarbons(3)		7,263		8,133		8,573		9,019		9,754		4,600		4,905

Total primary production		18,685		20,251		20,831		21,676		22,993		12,010		12,530

Secondary production:
Manufacturing		18,118		19,185		19,806		21,270		22,652		11,267.1		11,797
Construction		5,700		6,148		6,413		6,712		7,276		3,372.9		3,872
Electricity and water		2,566		2,706		2,820		2,949		3,106		1,531.1		1,616

Total secondary production		26,384		28,040		29,039		30,931		33,034		16,171		17,285

Services:
Wholesale and retail trade		17,444		18,083		18,613		19,693		20,719		10,933		11,887
Other services(4)		58,801		61,195		64,062		67,164		71,713		34,535		36,827

Total services		76,245		79,278		82,676		86,857		92,432		45,469		48,714

Total GDP	S/.	121,314	S/.	127,569	S/.	132,546	S/.	139,463	S/.	148,458	S/.	73,651	S/.	78,529

(1)	Central Bank Annual Report 2005.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties. “Other services” consist of services to companies, government services, transportation and telecommunication services, health services and educational services, tourism services and financial services.

Source: Central Bank.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 1994 prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002(1)	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Primary production:
Agriculture and livestock(2)	8.9%	9.0%	8.8%	8.5%	8.4%	9.5%	9.2%
Fishing	0.5	0.5	0.4	0.6	0.5	0.6	0.5
Mining and hydrocarbons(3)	6.0	6.4	6.5	6.5	6.6	6.2	6.2

Total primary production	15.4	15.9	15.7	15.5	15.5	16.3	16.0

Secondary production:
Manufacturing	14.9	15.0	14.9	15.3	15.3	15.3	15.0
Construction	4.7	4.8	4.8	4.8	4.9	4.6	4.9
Electricity and water	2.1	2.1	2.1	2.1	2.1	2.1	2.1

Total secondary production	21.7	22.0	21.9	22.2	22.3	22.0	22.0

Services:
Wholesale and retail trade	14.4	14.2	14.0	14.1	14.0	14.8	15.1
Other services(4)	48.5	48.0	48.3	48.2	48.3	46.9	46.9

Total services	62.8	62.1	62.4	62.3	62.3	61.7	62.0

Total GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Central Bank Annual Report 2005.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 1994 prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002(1)	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Primary production:
Agriculture and livestock(2)	0.6%	6.1%	1.9%	1.7%	4.8%	6.8%	3.2%
Fishing	(11.1)	6.1	(12.5)	33.9	1.2	11.4	(2.3)
Mining and hydrocarbons(3)	9.9	12.0	5.4	5.2	8.1	1.1	6.6

Total primary production	3.6	8.4	2.9	4.1	6.1	4.7	4.3

Secondary production:
Manufacturing	0.7	5.9	3.2	7.4	6.5	10.9	4.7
Construction	(6.5)	7.9	4.3	4.7	8.4	4.4	14.8
Electricity and water	1.6	5.5	4.2	4.6	5.3	5.1	5.5

Total secondary production	(0.9)	6.3	3.6	6.5	6.8	8.9	6.9

Services:
Wholesale and retail trade	0.9	3.7	2.9	5.8	5.2	6.5	8.7
Other services(4)	(0.5)	4.1	4.7	4.8	6.8	6.3	6.6

Total services	(0.2)	4.0	4.3	5.1	6.4	6.4	7.1

Total GDP	0.2%	5.2%	3.9%	5.2%	6.4%	6.6%	6.6%

(1)	Central Bank Annual Report 2005.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.
(5)	Central Bank’s Nota Semanal Nº 31.

Source: Central Bank.

During the six months ended June 30, 2006, GDP grew 6.6%, compared to 5.9% growth during the same period of 2005. The sectors of GDP that experienced the greatest growth during the six months ended June 30, 2006 were construction, which grew by 14.8% due to higher housing construction and investment projects in the mining sector, mining and hydrocarbons, which grew by 6.6% due to increased production of gold, copper and silver, driven by the high prices of metals, manufacturing, which increased 4.7%, a lower rate as compared with previous periods explained by the lower production of fishmeal due to lower availability of anchovy, which was partially offset by higher wholesale, and retail trade, which grew by 8.7%, as compared to the same period in 2005. There was also an increase in private consumption, as the benefits of the sustained economic growth began to trickle down to poorer income classes, and increased public and private investment.

Primary Production

Primary production in Peru encompasses agriculture, livestock, forestry, fishing, mining and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP are agriculture and livestock, which, together with forestry, accounted for 8.4% of GDP in 2005 and 8.5% of GDP in 2004. In total, the primary sector contributed 15.5% to GDP in both 2005 and 2004. In the six months ended June 30, 2006, primary production grew 4.3%, compared to 4.7% in the six months ended June 30, 2005.

The following table presents the production of selected primary goods for the periods shown.

Selected Primary Goods Production

(in millions of nuevos soles, at constant 1994 prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006(1)
Agriculture:
Cotton	S/.	215	S/.	203	S/.	202	S/.	300	S/.	319	S/.	278	S/.	236
Rice		730		762		768		665		887		525		510
Coffee		512		571		543		719		561		449		587
Sugar cane		502		572		602		472		428		180		198
Corn		765		767		780		713		725		449		424
Potato		1,081		1,332		1,271		1,213		1,326		1002		941
Wheat		175		191		192		173		187		83		89
Vegetables		913		899		908		873		906		416		458
Fruits		1,113		1,153		1,215		1,279		1,271		702		720
Tubers		424		423		420		434		449		233		242
Other agricultural(2)		2,064		2,113		2,209		2,315		2,48		1,447		1,46

Total crops	S/.	8,494	S/.	8,986	S/.	9,139	S/.	9,156	S/.	9,543	S/.	5,766	S/.	5,867

Livestock:
Poultry	S/.	2,835	S/.	3,025	S/.	3,156	S/.	3,319	S/.	3,637	S/.	1,723	S/.	1,817
Eggs		320		381		382		368		363		186		201
Milk		565		605		622		644		574		344		368
Lamb		387		387		393		411		411		216		217
Pork		394		392		395		452		475		233		240
Beef		1,195		1,227		1,257		1,269		1,328		658		697
Other(2)		608		648		686		703		722		373		384

Total livestock	S/.	6,304	S/.	6,885	S/.	6,891	S/.	7,166	S/.	7,630	S/.	3734	S/.	3924

Fishing	S/.	626	S/.	664	S/.	581	S/.	717	S/.	786	S/.	443	S/.	438

(1)	Preliminary data.
(2)	Includes secondary production.

Source: INEI – DNCN.

The following table provides the annual percentage change in the production of selected primary goods for the periods shown.

Selected Primary Goods Production

(percentage change from previous period, at constant 1994 prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006(1)
Agriculture:
Cotton	(12.8)%	(5.5)%	(0.4)%	48.8%	6.2%	20.1%	(15.2)%
Rice	7.2	4.4	0.8	(13.5)	33.4	21.3	(2.8)
Coffee	1.0	11.5	(4.9)	32.5	(22.1)	(18.3)	30.8
Sugar cane	3.6	14.0	5.3	(21.5)	(9.2)	(22.7)	10.1
Corn	3.1	0.3	4.2	(10.9)	1.8	(0.4)	(5.6)
Potato	(18.1)	23.1	(4.5)	(4.5)	9.4	14.1	(6.1)
Wheat	(5.9)	9.1	0.0	(9.6)	8.2	18.7	6.8
Vegetables	1.8	(1.6)	1.1	(3.8)	3.7	2.9	10.1
Fruits	(1.2)	3.6	5.4	5.2	(0.8)	0.9	2.5
Tubers	(1.0)	(0.3)	(0.6)	3.3	3.4	4.2	3.8
Other agricultural(2)	0.6	2.4	4.5	4.8	7.2	1.4	1.0

Livestock:
Poultry	5.3	6.7	4.4	5.2	9.6	5.6	5.4
Eggs	3.1	19.3	0.1	(3.5)	3.9	0.0	8.1
Milk	4.5	7.1	2.7	8.5	4.7	5.8	6.9
Lamb	2.3	0.0	1.6	4.4	0.2	(0.2)	0.6
Pork	18.6	(0.6)	0.9	14.4	5.0	3.7	2.9
Beef	1.1	2.7	2.4	1.0	4.6	4.4	5.9
Other(2)	1.7	6.5	5.9	2.5	2.7	0.6	2.9

Fishing	(11.1)	8.1	(12.5)	33.9	1.2	5.8	(1.2)

(1)	Preliminary data.
(2)	Includes secondary production.

Source: INEI – DNCN.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector represented 5.8% of total exports in 2005. Approximately 3.0% of Peru’s land area is devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity increased during the 1990s. The agriculture and livestock sector declined slightly each year in the period from 2001 to 2005, decreasing its annual contribution to GDP from 8.9% in 2001 to 8.4% in 2005.

Peru’s main agricultural products are potatoes, alfalfa, rice, and coffee, which together accounted for approximately 39.0% of Peru’s agricultural production in 2005. Peru’s traditional agricultural products include cotton, sugar, coffee and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit and oranges. Animal husbandry—sheep, poultry and cattle—is predominant in the south.

Peru’s main agricultural export products are coffee, asparagus and paprika, which together accounted for approximately 86.0% of agricultural exports in 2005. Other important export crops include cochineal, cocoa, carmine and marigold flour. In recent years, production of fruit, particularly mangos and grapes, for the export market has increased. Cotton, rice and sugar are produced for both the domestic and the export markets.

In 2001, the agriculture and livestock sector grew by only 0.6% due to a 2.3% decrease in agricultural production as a result of a reduction in the area of land farmed, offset in part by a 4.6% growth in the amount of livestock raised as a result of the increased production of milk, chicken and cattle. In 2002, this sector grew 6.1%, primarily due to increased production per hectare farmed. In 2003, the agriculture and livestock sector grew 1.9% due to the increased production of sugar cane, yellow corn, fruits and meats (poultry and beef) while in 2004, the sector contracted by 1.1%, due to lower production of five of the main crops as a consequence of drought: rice, sugar cane, hard yellow maize, potatoes, and amilaceous maize. In 2005, the agriculture and livestock sector grew by 4.8% as a result of improved hydrologic conditions, reflected in the increase of sown areas, particularly in the case of rice and other crops, such as hard yellow maize, amilaceous maize, potato, wheat, and cotton.

During the 1990s, the government gave priority to farming as part of its program to channel resources to poorer regions and increase the self-sufficiency of subsistence farmers. The highest priority crops included rice, corn and wheat. By reviving traditional irrigation and terracing methods, the government extended cultivation through the use of marginal land, while also promoting modern farming techniques.

In 1996, the government adopted measures to promote agricultural development. These measures consisted of the following three new laws:

•	Ley de Saneamiento Económico-Financiero de las Empresas Agrarias Azucareras, or the Law for the Financial Rehabilitation of Sugar Companies, which established the Programa Extraordinario de Regularización Tributaria, or Extraordinary Program for Tax Reform, or PERTA. PERTA was designed to facilitate the payment by sugar companies of overdue tax liabilities through the introduction of various alternative payment methods and a partial tax amnesty.

•	Ley de Reestructuración de las Empresas Agrarias, or the Law for the Restructuring of Agricultural Companies, which expanded PERTA to include independent farmers and irrigation companies.

•	Ley de Promoción del Sector Agrario, or the Agricultural Sector Promotion Law, which established a special tax regime for the agricultural sector.

In recent years, the government has supported an agricultural development program that reduced the tariff on agricultural machinery and equipment from 12.0% to 7.0% and reduced the tariff on imports of agricultural inputs from 12.0% to 4.0%. In 2005, some agricultural tariffs were eliminated for agricultural inputs and machinery. See “Balance of Payments and Foreign Trade – Foreign Trade” below for more information.

The García administration seeks to improve the income of the rural population by providing more access to credit and funds for technical support and to promote reforestation and the processing of agricultural products, among other measures.

Fishing

Fishing is a small part of the Peruvian economy, contributing between 0.6% and 0.4% annually to GDP from 2001 to 2005. Fish products, however, are Peru’s second leading export, accounting for 1.9% of exports in 2005.

In the late 1960s, Peru was the world’s leading fishing nation. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and over-fishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

In 2001, the fishing sector declined 11.1% due to climactic changes that dispersed the fish stock. In 2002, the fishing sector increased 8.1%, primarily due to a slight increase in fish stocks, again as a result of improving oceanographic conditions. In 2003, the sector again declined 12.5% due to the unfavorable oceanographic conditions and the 192-day ban on the fishing of anchovies. In 2004, the fishing sector increased 33.9% due to higher anchovy catches as a result of more days available for fishing and permission for the industrial fleet to operate temporarily in the area reserved for artisanal fishing on the south coast. In 2005, the sector increased 1.2% due to the increase in fish catch for canned and frozen fish products.

Mining and Hydrocarbons

The mining and hydrocarbons (mining and fuel sector) sector grew 8.1% in 2005 as a result of an approximately 7.4% growth in the production of metals primarily due to high international commodities prices and 23.4% growth in the production of natural gas and petroleum. Antamina, the world’s largest copper and zinc mining project that began its production phase in July 2001, contributed to the growth in the volume of copper, zinc and silver extracts.

Mining. Peru is a leading producer in Latin America of gold, silver, tin, copper, lead and zinc. Although mining constitutes a small part of the country’s GDP, contributing on average 5.8% of GDP between 2001 and 2005, it is Peru’s leading export sector, accounting for 56.3% of Peru’s total export earnings in 2005. Gold alone accounted for 18.3% of total export earnings in 2005.

Between 2001 and 2005, investment in the mining subsector totaled approximately US$4.2 billion, with an average annual investment of US$704.0 million. The most important projects in this period were:

•	the Antamina copper and zinc project, in which US$530.0 million was invested in 2001, US$49.7 million in 2002, US$35.2 million in 2003, US$18.7 million in 2004 and US$29.2 million in 2005;

•	the expansion of the Cuajone and Toquepala copper projects, in which US$102.0 million was invested in 2001, US$65.4 million in 2002, US$49.0 million in 2003, US$172.0 in 2004 and US$327.0 in 2005; and

•	the expansion of the Yanacocha gold project, in which US$292.7 million was invested in 2001, US$146.2 million in 2002, US$205.7 million in 2003 and US$231.9 million in 2004.

On August 27, 2004, construction of the Alto Chicama gold mine began in northern Peru. The Alto Chicama mine produced between 500,000 and 600,000 ounces of gold in 2005. In 2004, Minera Barrick, a Canadian gold producer, had invested approximately US$110.0 million in Alto Chicama and an additional US$340.0 million in 2005.

Hydrocarbons. The hydrocarbons (fuel) subsector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. The petroleum companies in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports. Between 2001 and 2005, petroleum production increased due to an increase in drilling of exploration wells that was triggered in part by a rise in the international prices of petroleum. In 2005, petroleum production increased by approximately 17.9%.

Peru is currently only a minor producer of natural gas. As of December 31, 2005, Peru had approximately 11.93 trillion cubic feet of natural gas proven reserves, of which approximately 53.3 billion cubic feet had been developed. In the period from 2001 to 2005, natural gas production increased approximately 309.6%, from 35.8 million cubic feet daily in 2001 to 146.2 million cubic feet daily in 2005. This increase resulted primarily from the operation of the Camisea gas project, which started production in mid-2004.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the Peruvian government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the government receives royalties equal to 37.2% of the profits generated. In October 2000, the Peruvian government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially went online in the first week of August 2004.

Development of the Camisea gas field contributed, directly and indirectly, 0.8% to GDP in 2004 and 2005. The Camisea project, which includes drilling, transporting, processing and sales of natural gas, contributed 53% of the natural gas production and 29% of the liquid hydrocarbon output in 2005. The Camisea project increased Peru’s production of natural gas by 76%, or 78 million cubic feet daily by the end of 2005. The government is anticipating that the increase in the production of natural gas from the successful development of the Camisea gas field will provide Peru with a low cost and abundant source of energy and make Peru a net exporter of hydrocarbons by 2010.

On September 7, 2004, Perupetro, Peru’s state-owned hydrocarbons investment company, signed an agreement with a consortium including the members of the Camisea consortium (Pluspetrol-Hunt Oil-SK Corporation), Tecpetrol and Sonatrach, for a US$500 million investment in the development of Peru’s block 56 gas field, located northeast of the Camisea development in the Amazon region in central Peru. The block 56 field, called Pagoreni or Camisea-2, has three trillion cubic feet of proven gas reserves and 220 million barrels of natural gas liquids. Development of the Pagoreni field commenced in June 2005 and it is expected to begin production by the end of 2007. Eventual production from the Pagoreni project is expected to reach 600 million cubic feet of gas per day, which it is anticipated would be directed to a liquefied natural gas liquefaction plant for export to North America.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

•	processing sugar;

•	processing meat products;

•	producing fishmeal, fish oil and other fish products;

•	refining non-ferrous metals;

•	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

•	producing food, drinks and tobacco;

•	producing textiles, leather products and footwear;

•	producing paper products;

•	producing chemical, rubber and plastic products;

•	refining non-metallic minerals;

•	producing iron and steel; and

•	manufacturing machinery, equipment and metal products.

The manufacturing sector grew 0.7% in 2001, 5.9% in 2002, 3.2% in 2003, 7.4% in 2004 and 6.5% in 2005, primarily as a result of the expansion of both internal and external demand. During the six months ended June 30, 2006, this sector increased 4.7% compared to the same period in 2005. This increase was primarily a result of the lower production in the primary manufacturing subsector.

Primary manufacturing. The primary manufacturing production contracted 1.7% in 2001 because of a reduction in fish stock due to adverse oceanographic conditions. The subsector grew by 4.6% in 2002 and 2.9% in 2003, primarily as a result of the increase in canned and frozen fish production and sugar refining. In 2004, the primary manufacturing subsector grew by 7.3% primarily due to larger schools of Peruvian anchovy and other fish, which resulted in increased production of fishmeal. In 2005, the subsector increased 2.1% as a result of higher production of meat products and oil refining. From 2001 through 2005, primary manufacturing contributed on average approximately 3.3% annually to GDP. In the six months ended June 30, 2006, this subsector contracted 1.2% due to lower production of fishmeal.

The following table provides information regarding primary manufacturing production for the periods shown.

Primary Manufacturing Production

(percentage change from previous period, at constant 1994 prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002(1)	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Sugar	4.1%	15.5%	14.5%	(29.4)%	(7.2)%	(20.8)%	12.2%
Meat products	4.3	2.2	3.8	4.7	4.6	1.6	5.5
Fishmeal and fish oil	(29.6)	6.5	(28.5)	55.7	(4.9)	(1.8)	(23.7)
Canned and frozen fish products	21.0	(16.1)	35.3	6.8	(8.5)	(3.0)	37.7
Refining of non-ferrous metals	3.4	14.6	11.7	1.3	(2.2)	(3.0)	5.3
Petroleum refining	3.5	(1.3)	(0.5)	8.6	16.3	24.6	(3.7)
Overall change	(1.7)%	4.6%	2.9%	7.3%	2.1%	2.8%	1.2%

(1)	Central Bank Annual Report 2005.
(2)	Central Bank’s Nota Semanal Nº 26.

Sources: INEI and Central Bank.

Non-primary manufacturing. Non-primary manufacturing increased 1.4% in 2001 due to the suspension of investment programs by some businesses. During 2002, non-primary manufacturing increased 6.3%, due primarily to increases in production of paper products used in agriculture and non-metallic minerals used in construction. During 2003, non-primary manufacturing increased 3.3%, primarily due to an increase in domestic demand and an increase in textile production that resulted from Peru’s inclusion in the ATPDEA. In 2004, the subsector grew 7.4% mainly due to low interest rates, an increase in the terms of trade and tariff reductions promulgated in December 2003 and February 2004, which enabled companies to acquire capital goods and raw materials not produced in Peru at lower cost. In 2005, non-primary manufacturing increased 7.7% as a result of increased domestic demand associated with a recovery of incomes and expansion of employment. During the 2001-2005 period, non-primary manufacturing contributed on average approximately 11.8% annually to GDP. In the first six months of 2006, non-primary manufacturing increased 5.5% compared to the corresponding period in 2005, principally as a result of higher iron and steel production as well as higher consumer-oriented production.

The following table provides information regarding non-primary manufacturing production for the periods shown.

Non-Primary Manufacturing Production

(percentage change from previous period, at constant 1994 prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002(1)	2003(1)	2004(1)	2005(1)	2005(2)	2006(2)
Food, drinks and tobacco	4.7%	5.4%	1.9%	2.3%	6.6%	8.4%	7.1%
Textiles, leather products and footwear	(1.1)	6.1	7.0	10.7	1.3	4.8	(4.0)
Paper products	(1.1)	13.6	6.3	14.4	15.3	20.3	4.4
Chemical, rubber and plastic products	3.7	7.2	3.2	5.2	8.9	13.7	9.5
Non-metallic minerals	(0.8)	11.9	5.6	11.0	12.8	9.1	15.3
Iron and steel production	0.7	2.4	4.0	9.9	19.1	20.5	16.8
Manufacturing of machinery, equipment and metal products	0.5	(4.8)	2.2	3.5	8.7	3.1	15.1
Other	1.4	1.2	(8.7)	0.4	9.9	11.0	(5.3)
Overall change	1.4%	6.3%	3.3%	7.4%	7.7%	9.1%	5.5%

(1)	Central Bank Annual Report 2005.
(2)	Central Bank’s Nota Semanal Nº 26.

Sources:	INEI and Central Bank.

Construction

The construction sector contracted 6.5% in 2001, before growing 7.9% in 2002, 4.3% in 2003, 4.7% in 2004 and 8.4% in 2005. From 2001 to 2005, the sector contributed between 4.7% and 4.9% annually to GDP. During the six months ended June 30, 2006, the construction sector contributed 4.9% to GDP, compared to 4.6% in the corresponding period of 2005.

The growth in construction from 2002 through 2005 was due primarily to an increase in public works projects such as Mivivienda, Techo Propio, Alto Chicama and Camisea, including road construction and private sector building activity.

Construction was one of the sectors that experienced the highest rate of growth during the six months ended June 30, 2006, growing by 14.8% due to increased housing construction programs and public investment projects in the mining and hydrocarbons sector.

Electricity and Water

For each year from 2001 to 2005, the electricity and water sector contributed approximately 2.1% annually to GDP.

Electricity. The electricity subsector in Peru was traditionally under the purview of the public sector until Peru embarked on a deregulation and privatization of the industry in 1992 and 1993. Under this initiative, the electricity subsector was divided into production, distribution and transmission segments. The government initially focused most of its deregulation and privatization efforts in the energy production and distribution segments, but gave open access to Peru’s transmission grid. The government also granted concessions of its transmission lines with the concession of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity subsector has resulted primarily from the expansion of the power grid, lower fuel prices and the introduction of more efficient centers to the system.

In 2003, Peru’s power plants produced 21,305 GW/hr, with 18,463 GW/hr provided to end users, of which 84.9% came from hydroelectric plants and 15.1% from thermoelectric plants. In 2004, 22,566 GW/hr were produced of which 19,653 GW/hr were provided to end users. In 2005, 23,756 GW/hr were produced, with 20,693 GW/hr provided to end users. For the first six months of 2006, Peru’s power plants produced 12,485 GW/hr, with 10,895 GW/hr provided to end users. Peru’s dependence on hydroelectric generation has left it vulnerable to electricity shortages in times of drought.

The following table provides information regarding the development of the electricity subsector for the years shown.

Principal Economic Indicators of the Electricity Sector

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006(1)
Production of electricity sector (in GW/hr):
Thermal		1,997		2,747		3,219		5,498		6,224		2,371		2,363
Hydroelectric		17,134		17,402		18,087		17,068		17,532		9,305		10,122

Total generation (in GW/hr)		19,131		20,149		21,305		22,566		23,756		11,676		12,485

Losses, transmission and distribution (in GW/hr)		1,267		1,263		2,167		2,111		2,138		1,128		1,227

Energy production (in millions of US$)	US$	864	US$	870	US$	981	US$	1,171	US$	1,304	US$	645	US$	675
Energy sale income (in millions of US$)	US$	1,153	US$	1,161	US$	1,226	US$	1,384	US$	1,576	US$	780	US$	821
Consumption by economic sector (in GW/hr):
Residential		4,045		4,252		4,422		4,665		4,929		2,417		2,598
Industrial		9,343		9,907		10,437		10,992		11,405		5,604		5,953
Government		542		558		570		601		632		310		315
Commercial		2,487		2,865		3,034		3,395		3,728		1,833		2,029

Total consumption		16,417		17,582		18,463		19,653		20,693		10,163		10,895

(1)	Preliminary data.

Source: OSINERG.

Water. The government is responsible for water services in Lima while Peru’s various municipalities are responsible for water services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, public or a mixture of both, to supply water services. In rural areas, communal administrative commissions supply water services. The water subsector is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services.

Services

Wholesale and Retail Trade

Wholesale and retail trade grew 0.9% in 2001, 3.7% in 2002, 2.8% in 2003, 5.8% in 2004 and 6.4% in 2005. The growth since 2001 is primarily due to increases in domestic demand. During the period from 2001 to 2005, this sector contributed on average 14.1% annually to GDP, making it the second most important sector of the Peruvian economy.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s GDP that in the aggregate are an important part of the Peruvian economy. The “Other Services” sector includes services to companies, government services, transportation and communication services, health services and education services, tourism services and financial services. In the aggregate, these services declined by 0.5% in 2001 and grew 4.1% in 2002, 4.7% in 2003, 4.8% in 2004 and 6.8% in 2005. For a description of the evolution of the financial services subsector between 2001 and 2005 see “The Monetary System—Financial Sector” below. In the six-month period ended June 30, 2006, the “Other Services” sector grew 6.6% compared to 6.3% in the comparable period in 2005.

Transportation and Telecommunications

The transportation and telecommunications subsector has registered positive growth each year since 2001, due to increased domestic demand for telephone services. From 2001 to 2005, a large portion of Peru’s telecommunication investment was directed to the mobile telephony market where subscribers increased to approximately 5.5 million at December 31, 2005. The number of subscribers grew to approximately 6.7 million at June 30, 2006.

Telecommunications. The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
Fixed wire lines in service	1,570,956	1,656,624	1,839,165	2,049,822	2,250,921	2,156,214	2,332,029
Cellular phones	1,793,284	2,306,943	2,930,343	4,092,558	5,583,356	4,655,214	6,758,254
Public phones	96,036	113,834	129,416	139,923	147,746	144,426	159,692

Source: America Móvil Perú S.A.C., Americatel Perú S.A., Gilat to Home Perú S.A., Rural Telecom S.A.C., Telefónica del Perú S.A.A., Telefónica Móviles S.A.C., and Telemex Perú S.A.

Tourism

See “Balance of Payments and Foreign Trade—Services Trade” below for information on the tourism subsector.

Public Administration

Based on an audit undertaken of the public sector, the total amount of public employees at December 31, 2005 was 1,623,265, of which 48.8% are active workers, 46.3% are pensioners and 4.9% are non personal service workers. Most public employees are placed in regional governments, economy and finance and education ministries.

Privatization and the Role of the State in the Economy

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the Executive Branch enacted Legislative Decree No. 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the government to enter into legal stability agreements with foreign and domestic investors that invest at least US$5 million, or US$10 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the Executive Branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with Proinversión; the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the government has privatized most of its assets in the finance, fishing and telecommunications sectors. The government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The more than 239 privatizations and 36 concessions that have been completed in Peru since 1991 have generated revenues of approximately US$10.5 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s reelection in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining and agricultural development. The privatization program was viewed unfavorably by Peruvians, fearful they would lose their jobs with privatizations and opposed to the sale of well-known state assets to non-Peruvians. In order to quell opposition, the government sought in 2002 to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003 with the regional government of Pasco to proceed with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed in 2004 the privatization program.

In the letter of intent negotiated with the IMF in January 2002 to establish a stand-by credit facility for 2002 to 2004, privatizations and concessions were considered “an essential element to generate confidence among investors and to help finance fiscal deficits in 2002 and 2003.” The government’s aim, as agreed with the IMF as part of a two-year program, was to generate income of at least US$700 million through the sale of concessions and of state assets. After the government placed the privatization process on hold in 2002, the IMF agreed to adjust both the 2002 and 2003 targets for Peru’s consolidated public sector deficit to 2.3% of GDP for 2002 and 1.9% of GDP for 2003. The 2004-2006 stand-by agreement with the IMF also emphasized the promotion of private investment, including the implementation of concessions or public-private partnerships for the construction and maintenance of at least two major roads. The stand-by agreement with the IMF expired on August 16, 2006. The government achieved all the goals and implemented all of the structural changes required by that agreement. The Peruvian government expects to negotiate a new Stand-By Arrangement with the IMF in the coming months.

In 2005, privatizations and concessions totaled US$58.9 million. In terms of value, the most important privatizations were the La Granja copper project awarded to the Río Tinto Corporation (US$22 million); the concession of the fourth band of mobile telephones to Sercotel S.A. for 20 years (US$21 million); and the transfer of 15% of the shares of Red Eléctrica del Sur S.A. to the Fondo de Inversión en Infraestructura, Servicios Públicos y Recursos Naturales, or Investment Fund in Infrastructure, Public Services and Natural Resources (US$4.0 million). Concessions were also granted to public-private associations, or PPAs, which are expected to contribute a significant flow of investment resources in the future. Concessions awarded to PPAs include the concession of sections 2, 3 and 4 of the Peru-Brazil inter-oceanic highway for a period of 25 years. Section 2 was awarded to the consortium Interoceánica Urcos-Inambari; section 3 was awarded to the consortium Interoceánica Inambari- Iñapari; and section 4 was awarded to the consortium Intersur.

Upon taking office in July 2006, President Alan García announced an investment program in order to expand drinkable water, rural electricity, roads, infrastructure for schools and hospitals, and small irrigations and canals, with the aim of creating employment in rural zones. During 2006-2007, the concessions program is expected to generate investments in different economic sectors such as transportation (US$1.4 billion), mining (US$760 million), agriculture and energy (US$446 million), sewage treatment (US$440 million), fuel (US$380 million), telecommunications (US$217 million), tourism (US$75 million) and decentralized projects (US$60 million). For the six months ended June 30, 2006, privatizations and concessions had contributed approximately US$177 million to the Peruvian government’s revenues.

Role of the State in the Economy

As a result of the privatization program undertaken by the government during the 1990s, the public sector currently plays a more limited role in the Peruvian economy than it did in previous decades. The García administration supports the privatization process and further deregulation, based on the view that sustainable economic growth is driven primarily by private investment.

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic growth in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The García administration has announced the creation of employment through the private sector as one of its most important goals.

Unemployment grew during 1999 and 2001, the most recent year for which data is available, due primarily to an increase in the participation rate, which is the percentage of the population 14 years old or older that is in the labor force. Unemployment decreased in 2000, as the participation rate fell slightly.

Underemployment remained high, between 43.2% and 43.1%, in 1999 and 2000, respectively, and increased to 47.6% in 2001. This increase was primarily due to an increase in the participation rate combined with stagnant economic growth. The government stopped conducting nationwide employment surveys after 2001, although employment surveys for metropolitan Lima continue to be conducted.

According to the International Labor Office, or ILO, the unemployment rate in Metropolitan Lima in 2005 was 9.6%. Compared with regional statistics, unemployment rates in Peru are lower than those in Argentina (12.1%), Brazil (10.1%), Colombia (14.1%), Ecuador (10.7%) and Venezuela (12.2%), and higher than Chile’s (8.7%) during the first six months of 2006. Additionally, unemployment rates have increased during recent years. The Peruvian National Bureau of Statistic, or INEI, estimates that during the 2001-2005 period, unemployment rates in Metropolitan Lima have fluctuated between 8.8% and 11.4%.

Despite relatively favorable unemployment performance, underemployment remains high, and is considered to be the major problem in the Peruvian labor market.

The economic sectors that employ the largest number of workers are services, wholesale, retail trade and manufacturing. Based on a survey conducted by the Ministry of Labor, the government estimates that the public sector employed approximately 1.6 million workers, or approximately 8.0% of the labor force, in 2005.

The continuously high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects. In 2005, Peru continued to experience incidents of labor unrest including 65 strikes lead by 19,022 workers, which amounted to 478,738 non-working hours, mainly due to causes such as the non-payment of salaries and bonuses, failures by the government to comply with agreements and changes in economic politics, among others. The economic sectors that faced the major number of strikes were the suppliers of water, gas and electricity (21.5%), followed by mining (18.5%), social and health services (13.9%), and by the manufacturing, transportation and communication sectors (10.8%).

The following table provides employment statistics in metropolitan Lima for the years shown.

Employment and Labor in Metropolitan Lima

(in percentages)

	2001	2002	2003	2004	2005
Participation rate(1)	65.5%	62.9%	63.2%	62.3%	62.5%
Underemployment rate(2)	41.7	41.9	42.6	42.8	40.9
Unemployment rate(3)	8.8	9.7	10.3	10.5	11.4

(1)	Percentage of the working-age population (14 years old or older) that is in the labor force.

(2)	Percentage of the working-age population (14 years old or older) working part-time who would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but who, in the week the employment survey was conducted, worked less than 35 hours per week as a result of economic constraints.

(3)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.

Source: Ministry of Labor. Figures for 2001 are based on the National Household Survey (3rd Quarter), and figures for 2002-2005 are based on the National Household Survey on Labor.

The following table provides information on employment by sector, as a percentage of total employment, in metropolitan Lima for the years shown.

Employment in Metropolitan Lima

(percentage by economic sector)

	2001	2002	2003	2004	2005
Agriculture, livestock, fishing and forestry	1.4	0.9	0.7	0.8	0.7
Mining	0.3	0.4	0.2	0.2	0.3
Manufacturing	14.3	15.8	14.1	15.8	18.4
Construction	4.8	5.7	6.1	5.9	5.2
Electricity, gas and water	0.3	0.1	0.5	0.3	0.1
Transportation and telecommunications	9.9	9.5	10.4	10.3	9.9
Wholesale and retail trade	25.0	26.8	25.7	26.1	25.1
Services	37.5	35.5	36.7	35.2	35.8
Other	6.5	5.3	5.6	5.5	4.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Labor. Figures for 2001 are based on the National Household Survey (3rd Quarter), and figures for 2002-2005 are based on the National Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside of the formal norms for economic transactions established by the state or developed through formal business practices. It generally involves the production and exchange of legal goods and services without the appropriate business permits, without reporting tax liability, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or microentrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. According to this measurement, 58.8% of the workforce in Metropolitan Lima was employed in the informal sector during 2005. Other methodologies define informal employment based on compliance with labor regulations (contracts, contributions to health and pension systems, etc.). Official estimates are that 46.7% of the labor force in Metropolitan Lima was self-employed during 2003-2004. Irrespective of the measurement criteria, informal employment levels in Lima remain high, at around 50%. It is likely that the informal sector in the rural areas would be difficult to measure and would be even higher than the level in Lima.

Consistent with recent trends in underemployment, employment in the informal sector has also shown slight reductions in recent years. According to the Ministry of Labor, informal employment has decreased from 63.6% in 2001 to 58.8% in 2005.

Metropolitan Lima: Distribution of formal and informal employment

(percentage)

	2001	2002	2003	2004	2005
Formal Sector
Public sector workers	9.6	9.0	7.8	7.8	7.6
Private sector workers	26.8	29.4	31.6	29.9	33.6
Small Enterprises	9.2	12.9	12.8	13.4	13.4
Medium and large enterprises	13.7	13.2	15.4	13.7	17.1
Professional self-employed	3.9	3.2	3.5	2.8	3.1

Total	36.4	38.4	39.4	37.7	41.2

Informal Sector
Micro enterprises	22.4	18.6	20.0	20.0	21.4
Non-professional self-employed	28.8	31.5	30.5	32.0	28.7
Unpaid family worker	5.3	5.0	3.8	4.6	3.9
Others	7.1	6.5	6.3	5.8	4.9

Total	63.6%	61.6%	60.6%	62.3%	58.8%

Source: Ministry of Labor. Figures for 2001 are based on the National Household Survey (3rd Quarter), and figures for 2002-2005 are based on the National Household Survey on Labor.

Wages and Labor Productivity

The Ministry of Labor sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was last adjusted in December 2005 and is currently S/. 500 per month, equivalent to approximately US$151 per month at exchange rates in effect at June 30, 2006.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with a monthly per capita income of less than US$60 as falling below the poverty line. According to the most recent data, using this standard, the percentage of the population living below the poverty line decreased from approximately 54.3% in 2001 to 51.6% in 2004. A significant number of Peruvians have a monthly per capita income minor than US$30. However, the degree of extreme poverty, that is, the percentage of households whose per-capita expenditure do not allow them to buy a basic food basket, as defined by INEI, has decreased in recent years. Its level reached 19.2% in 2004 (compared to more than 24.1% in 2001). More recent data is not currently available.

Income distribution data for the most recent years available show that the poorest 40% of the population earned 14.1% of the national income in 2001, compared to 13.9% in 1998, while the share of the national income earned by the wealthiest 10% decreased slightly from 34.6% in 1998 to 33.9% in 2001. The following table provides information regarding income distribution for the years shown.

Evolution of Income Distribution

(percentage of total national income)

Income group	1998	2001
Lowest 40%	13.9%	14.1%
Next 20%	13.9	14.2
Next 20%	21.4	21.7
Highest 20%	50.9	49.9
Of which the highest 10%	34.6	33.9

Source: INEI – Encuesta Nacional de Hogares 1998 – 2001.

The García administration has declared raising the standard of living of the Peruvian population and remedying poverty to be among its most important goals. This is to be achieved through sustainable economic growth and improving the efficiency and quality of social spending programs with a goal to reduce poverty to 40% of the total population and to reduce the rate of malnutrition to 24% by the end of President García’s term.

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the 2006 budget has increased universal education spending by approximately 7.3% compared to the 2005 budget. The 2005 budget increased universal education spending by 12.1% compared to the 2004 budget. The García administration’s plan to improve education includes the allocation of the budget by measuring the educational achievements of the population.

One of the aspects of the government’s anti-poverty plan was the establishment of a social program known as “A Trabajar Urbano”, currently called “Construyendo Perú”. Construyendo Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in improving capacities of municipal governments and public sector agencies to get effective actions in formulation, coordination and monitoring of social initiatives. Additionally, the program has an anti-cyclical component in the development of its projects. As of December 31, 2005, the Construyendo Perú program had generated an estimated of 59,993 jobs in urban areas at a cost of S/. 132.5 million as of June 30, 2006.

The García administration’s social policies seek to adopt programs and projects for the development of the productivity of the Peruvian population (by strengthening nutrition, health and education), the promotion of employment and generation of new economic opportunities for the lower income classes (through social and productive investment programs intended to create permanent employment conditions), and the creation of a social protection network for the low-income population (such as temporary employment and medical and food assistance). As part of these programs, the Peruvian government intends to continue with the programs such as Juntos (Together), which is designed to make direct payments to poor households where families are required to send their children to school and to receive immunizations, Agua Para Todos (Water for Everyone), which is designed to deliver potable water and sewage systems to areas lacking these services and the Fund for Equality, recently created as a result of the Peruvian government’s austerity policies.

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The Peruvian government seeks to address these environmental problems through greater supervision, regulation and community and private sector awareness and involvement. To coordinate the Peruvian government’s environmental policies more efficiently, the Consejo Nacional del Ambiente, or National Council for the Environment, or CONAM, launched an environmental initiative in 1997 to improve transparency within CONAM and collaboration between the government, municipalities and environmental interest groups. CONAM has organized and trained Comisiones Ambientales Regionales, or Regional Environmental Commissions, to direct environmental initiatives at the regional level. CONAM has also developed a program known as the Sistema Nacional de Información Ambiental, or National System of Environmental Information, which seeks to create a national database of environmental statistics. CONAM’s budget in 2005 was S/. 13.2 million and in 2006 is S/. 12.5 million.

The government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry also developed and implemented an environmental curriculum for public schools that emphasizes conservation.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of two accounts:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income;

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•	The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•	The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•	Changes in production costs, technology and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

Between 2001 and 2003, Peru’s current account registered annual deficits that were completely offset by a capital account surplus in each of 2001, 2002 and 2003.

In 2001, the current account deficit decreased to US$1.2 billion, or 2.3% of GDP, compared to US$1.6 billion, or 2.9% of GDP, in 2000. This decrease was mainly attributable to:

•	a decline in imports, due to weaker domestic demand, and an increase in non-traditional exports, which reduced the trade deficit;

•	reduced remittances and dividends by utilities out of Peru as a result of losses experienced by some mining companies, particularly producers of copper and zinc; and

•	lower international interest rates.

In 2002, the current account deficit decreased slightly to US$1.1 billion, or 2.0% of GDP, primarily as a result of higher outflows in net financial and investment income that was mostly offset by a trade surplus as the growth of exports outpaced that of imports.

In 2003, the current account deficit decreased 14.3% to US$958 million, or 1.6% of GDP. The decrease in the current account deficit in 2003 was primarily due to an expanded trade surplus in 2003 due to high international commodity prices, especially prices of metals, and increased financial transfers, including workers’ remittances.

In 2004 and 2005, Peru’s current account registered a surplus of US$19.0 million and US$1.1 billion, respectively. This increase was attributable to accelerated growth in exports, the improvement of terms of trade and the growing remittances from Peruvians living and working abroad. Peru’s current account increased from a surplus of US$285.0 million, or 0.7% of GDP, in the six-month period ended June 30, 2005, to a surplus of US$513.0 million, or 1.2% of GDP, in the same period of 2006, largely due to higher trade surplus (US$ 3.4 billion at June 30, 2006 compared to US$2.1 billion at June 30, 2005. Profits reported by companies with foreign shareholding reached US$3.0 billion during the six months ended June 30, 2006, US$1.3 billion higher than that recorded in the comparable period in 2005 and were associated with higher exports.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets. In 2001, the capital account registered a surplus of US$1.5 billion, an increase of 55.8% compared to a surplus of US$1.0 billion in 2000. Despite the political uncertainty surrounding the April 2001 elections, the capital account surplus in 2001 was due primarily to an increase in short-term capital flows from a negative US$735.0 million to a positive flow of US$189.0 million, offset by a fall in long-term private capital of US$498.0 million, and an increase in foreign direct investment to US$1.1 billion from US$810.0 million in 2000, principally as a result of investment in the Tintaya mining project, the alcohol beverage company, Backus, and the telecommunications sector. However, portfolio investment declined significantly, from US$123.0 million in 2000 to US$43.0 million in 2001, due to an unfavorable international economic environment.

In 2002, the capital account surplus grew 16.6% to US$1.8 billion, compared to a surplus of US$1.5 billion in 2001. This growth was primarily a result of a 101.5% increase in foreign direct investment due primarily to increased capital flows toward the mining and hydrocarbons sector. This growth was offset in part by continued decrease in portfolio investment, the prepayment of bond issues by a mining company and the acquisition of foreign bonds by the non-banking financial sector. Additionally, long-term loans to the private sector decreased due to a decrease in the amount of loan financing to Antamina in the final phase of its execution.

In 2003, the capital account surplus fell 62.7% to US$672.0 million, compared to a surplus of US$1.8 billion in 2002. The decrease in the capital account surplus in 2003 was due primarily to increased investment abroad by Peruvian pension funds, lower financing needs of the Peruvian government and decreased foreign direct investment.

In 2004, the capital account surplus grew 220.5% to US$2.1 billion, compared to a surplus of US$672.0 million in 2003. The increase in the capital account surplus in 2004 was attributable to higher cash flows in private sector and public sector accounts and reduced imports.

In 2005, the capital account surplus fell 93.5% to US$141.0 million, compared to a surplus of US$2.1 billion in 2004. The decrease in the capital account surplus in 2005 was primarily due to a greater flow of capital from the private sector, associated with an increase in direct foreign investment.

During the six months ended June 30, 2006, the capital account recorded a deficit of US$1.0 billion, compared to a surplus of US$932.0 million for the six months ended June 30, 2005. This decrease was due to an increase in the short-term assets abroad of non-financial companies and to the negative external financing to the public sector, which was partly offset by a larger flow of capital to the private sector.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods shown.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006
Current account:
Trade balance:
Exports (FOB)(1)	US$	7,026	US$	7,714	US$	9,091	US$	12,809	US$	17,336	US$	7,812	US$	10,396
Imports (FOB)		(7,221)		(7,422)		(8,238)		(9,805)		(12,076)		(5,664)		(7,012)

Trade balance		(195)		292		853		3,004		5,260		2,148		3,394

Services, net		(963)		(994)		(900)		(732)		(834)		(433)		(433)
Of which:
Net income from tourism(2)		188		181		322		499		557		246		279
Net income from transportation(3)		(657)		(618)		(621)		(726)		(858)		(425)		(415)
Financial and investment income, net(4)		(1,101)		(1,457)		(2,144)		(3,686)		(5,076)		(2,248)		(3,438)
Current transfers, net		1,042		1,041		1,233		1,433		1,755		818		992
Of which:
Workers’ remittances		753		705		869		1,133		1,440		660		832

Current account balance		(1,217)		(1,117)		(958)		19		1,105		285		513

Capital account:
Foreign direct investment		1,070		2,156		1,275		1,599		2,579		1,119		2,197
Portfolio investment		43		(9)		1		(74)		25		(27)		(34)
Other medium- and long-term capital(5)		243		447		(751)		399		(2,226)		(206)		(1,735)
Of which:
Disbursements to the public sector		1,344		2,902		2,161		2,535		2,656		710		107
Other capital, including short-term capital		189		(794)		147		230		(236)		46		(1,447)

Capital account balance		1,544		1,800		672		2,154		141		932		(1,019)
Errors and omissions(6)		124		137		698		151		282		128		490
Balance of payments	US$	451	US$	820	US$	413	US$	2,325	US$	1,528	US$	1,344	US$	(14)

Financing:
Change in gross Central Bank reserves(7)	US$	(303)	US$	(704)	US$	(404)	US$	(2,351)	US$	(1,628)	US$	(1,386)	US$	(12)
Use of IMF resources		(147)		(129)		(73)		—		—		—		—
Exceptional financing, net		(1)		14		64		26		100		42		26
Total financing	US$	(451)	US$	(820)	US$	(413)	US$	(2,325)	US$	(1,528)	US$	(1,344)	US$	14

Memorandum item:
Current account balance (deficit) (as% of GDP)		(2.3)%		(2.0)%		(1.6)%		0.0%		1.4%		0.7%		1.2%

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserves used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Foreign Trade

In 1991, Peru began to liberalize its trade regime, reducing tariffs substantially and promoting regional free trade agreements. Between 1995 and 1997, Peru imposed two principal tariffs on imports:

•	a 15% tariff applicable to raw materials used in a variety of industries; and

•	a 25% tariff imposed on capital goods and a variety of selected items.

The tariff reform approved in 1997 reduced the 15% rate to 12% and the 25% rate to 20%, but imposed a surcharge of 5% for some agricultural goods. Since April 2001, the tariff has been reduced several times. The import tariff structure for the year 2003 and 2004, which included a temporary 5% surcharge, was as follows:

•	a tariff of 0% to 2% on the value of imports during 2003 and 2004, principally agricultural inputs and machinery;

•	a 4% tariff that applied to 25.9% of goods imported into Peru during 2003 and 37.2% of goods imported during 2004, principally including raw materials not produced in Peru and capital goods used in a variety of industries, including the agriculture, chemical, food, metal, mining, paper, textile and steel industries;

•	a 7% tariff that applied to 8.9% of goods imported into Peru during 2003 and 1.7% of goods imported during 2004, principally including capital goods used in the construction and transportation sectors;

•	a 9% tariff that applied to grape must;

•	a 12% tariff (which replaced the previous tariff of 15%) that applied to 54.0% of goods imported into Peru during 2003 and 43.3% of goods imported during 2004, including capital goods, intermediate goods, consumer goods and raw materials;

•	a 17% tariff that applied to 3.% of goods imported into Peru during 2003 and 0.7% of goods imported during 2004, including pork products, corn, beer and other alcoholic beverages;

•	a 20% tariff that applied to 3.9% of goods imported into Peru during 2003 and 10.9% of goods imported during 2004, principally including a variety of consumer items, such as textiles, footwear, clothing, heaters, refrigerators and air conditioning equipment; and

•	a 25% tariff that applied to 1.9% of goods imported into Peru during 2003 and 4.5% of goods imported during 2004, including milk products, sugar, meat, potatoes, onions, coffee and a number of other agricultural products.

In 2003, the average import tariff, which varies according to the volume of import goods subject to each tariff imposed by law, was 10%.

In 2001, the trade deficit was US$195 million compared to a trade surplus of US$292 million in 2002. This was primarily as a result of a 9.8% increase in exports compared to 2001, particularly gold and other metals, that was partly offset by an increase in imports of 2.8%. In 2003, Peru registered a trade surplus of US$853 million, a 192.1% increase from 2002, primarily as a result of a 17.9% increase in exports (principally in mining), compared to 2002, that was partially offset by an increase in imports of 11.0%, which occurred primarily in raw materials and intermediate goods. In 2004, the trade surplus increased to US$3.0 billion, a 252.2% increase from 2003, primarily attributable to the increase in exports (due to higher volumes and better export prices) which was higher than the increase in imports. In 2005, the trade surplus increased to US$5.3 billion, a 75.1% increase compared to 2004. This increase was explained by greater increase of exports (35.3%) compared of imports (23.2%). Total exports increased from US$7.0 billion in 2001 to US$17.3 billion in 2005, a compound annual growth rate of 19.8%. Total imports increased from US$7.2 billion in 2001 to US$12.1 billion in 2005, a compound annual increase of 10.8%.

Peru’s trade surplus increased from US$2.1 billion in the six months ended June 30, 2005 to US$3.3 billion in the six months ended June 30, 2006, primarily as a result of an increase in exports due to higher commodity prices and higher export volumes of gold, lead, and coffee as well as growth in non-traditional exports that was partially offset by an increase in imports during the period. Total exports in the six-month period ended June 30, 2006 were US$10.4 billion compared to US$7.8 billion in the comparable period of 2005. Total imports increased from US$5.7 billion in the six-month period ended June 30, 2005 to US$7 billion in the same period in 2006, primarily as a result of the increased purchase of primary materials for industrial use.

Peru maintains close commercial ties with the United States, its principal trading partner. The United States has granted temporary benefits under the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which contributed particularly to the expansion of textile and agriculture and livestock exports. In 2005, approximately 31.0% of Peru’s total exports were bound for the United States, while 17.9% of Peru’s total imports originated from ports in the United States. For the first six months of 2006, the United States was the destination for 26.9% of Peru’s total exports and the source of 17% of Peru’s total imports. In April 2006, Peru signed a free trade agreement with the United States, or the Peru Trade Promotion Agreement. The Peruvian Congress has approved the free trade agreement which is awaiting approval by the U.S. Congress.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

In 2005 and for the six-month period ended June 30, 2006, Peru’s exports consisted primarily of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at US$9.7 billion, representing 56.3% of total exports for 2005 and valued at US$6.2 billion, representing 60.3% of total exports, for the six months ended June 30, 2006;

•	petroleum and derivative products valued at US$1.5 billion, representing 8.8% of total exports in 2005 and valued at US$844 million, representing 8.1% of total exports, for the six months ended June 30, 2006;

•	traditional fishing exports, such as fishmeal and fish oil, valued at US$1.3 billion, representing 7.5% of total exports for 2005 and valued at US$711 million, representing 6.8% of total exports, for the six months ended June 30, 2006;

•	non-traditional textile exports, such as textile fibers and cloth, valued at US$1.3 billion, representing 7.4% of total exports for 2005 and valued at US$670 million, representing 6.4% of total exports, for the six months ended June 30, 2006; and

•	non-traditional agriculture and livestock exports valued at US$1.0 billion, representing 5.8% of total exports for 2005 and valued at US$510 million, representing 4.9% of total exports, for the six months ended June 30, 2006.

The following tables provide further information on exports for the periods shown.

Exports

(in millions of U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006
Traditional:
Fishing	US$	926	US$	892	US$	821	US$	1,104	US$	1,303	US$	698	US$	711
Agricultural		207		216		224		325		331		105		139
Mineral		3,205		3,809		4,690		7,124		9,759		4,282		6,271
Petroleum and derivatives		391		451		621		646		1,526		645		844

Total traditional		4,730		5,369		6,356		9,199		12,919		5,729		7,966

Non-traditional:
Agriculture and livestock		437		550		624		801		1,009		427		510
Fishing		197		164		205		277		323		177		211
Textiles		664		677		823		1,092		1,275		592		670
Timbers and papers and manufactures		142		177		172		214		261		125		144
Chemical		247		256		316		415		538		267		276
Non-metallic minerals		58		68		74		94		118		54		65
Basic metal industries and jewelry		242		222		262		391		493		229		357
Fabricated metal products and machinery		160		110		99		136		190		111		78
Other products(1)		36		33		45		58		70		31		38

Total non-traditional		2,183		2,256		2,620		3,479		4,277		2,012		2,350

Other:
Other products(2)		113		89		114		131		141		71		80

Total exports	US$	7,026	US$	7,714	US$	9,091	US$	12,809	US$	17,336	US$	7,812	US$	10,396

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Sources: Central Bank

Exports

(as a percentage of total exports, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Traditional:
Fishing	13.2%	11.6%	9.0%	8.6%	7.5%	8.9%	6.8%
Agricultural	3.0	2.8	2.5	2.5	1.9	1.3	1.3
Mineral	45.6	49.4	51.6	55.6	56.3	54.8	60.3
Petroleum and derivatives	5.6	5.8	6.8	5.0	8.8	8.3	8.1

Total traditional	67.3	69.6	69.9	71.8	74.5	73.3	76.6

Non-traditional:
Agriculture and livestock	6.2	7.1	6.9	6.3	5.8	5.5	4.9
Fishing	2.8	2.1	2.3	2.2	1.9	2.3	2.0
Textiles	9.5	8.8	9.1	8.5	7.4	7.6	6.4
Timbers and paper and manufacturers	2.0	2.3	1.9	1.7	1.5	1.6	1.4
Chemical	3.5	3.3	3.5	3.2	3.1	3.4	2.7
Basic metal industries and jewelry	0.8	0.9	0.8	0.7	0.7	0.7	0.6
Non-metallic minerals	3.5	2.9	2.9	3.1	2.8	2.9	3.4
Fabricated metal products and machinery	2.3	1.4	1.1	1.1	1.1	1.4	0.8
Other products	0.5	0.4	0.5	0.5	0.4	0.4	0.4

Total non-traditional	31.1	29.2	28.8	27.2	24.7	25.8	22.6

Other:
Other products	1.6	1.2	1.3	1.0	0.8	0.9	0.8

Total exports	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Sources: Central Bank.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
United States	25.5%	26.2%	27.0%	29.4%	31.0%	30.7%	26.9%
Canada	2.1	1.8	1.5	2.6	6.0	5.8	7.2
Mexico	1.9	1.7	1.2	1.8	1.9	2.3	1.6

Total North America	29.5	29.8	29.8	33.8	38.9	38.7	35.7

Brazil	3.3	2.5	2.6	2.8	2.6	2.8	3.3
Colombia	2.2	2.1	2.1	2.1	2.0	2.1	2.2
Chile	4.1	3.3	4.6	5.7	6.6	6.9	5.9
Venezuela	2.1	1.5	1.2	1.5	1.7	1.5	1.6
Other	6.4	5.8	6.2	5.8	5.8	5.7	5.9

Total Latin America and the Caribbean	18.0	15.2	16.7	17.9	18.8	19.1	18.8

United Kingdom	13.6	11.9	13.0	9.1	1.4	1.3	1.4
Switzerland	4.5	7.4	7.5	2.2	4.6	3.3	6.7
Germany	3.0	3.3	2.8	3.0	3.0	2.3	2.8
Spain	3.1	3.2	3.4	3.3	3.3	3.6	3.1
Other	8.7	9.4	8.1	10.0	10.1	10.5	11.0

Total Europe	32.8	35.1	34.8	27.6	22.4	20.9	25.1

Japan	5.4	4.9	4.3	4.3	3.5	4.0	4.8
China	6.1	7.8	7.5	9.8	10.8	11.3	9.3
Other	7.1	6.2	5.8	5.5	4.8	5.2	5.7

Total Asia	18.6	18.9	17.7	19.7	19.1	20.5	19.8

Africa and others	1.1	1.0	1.0	0.9	0.8	0.8	0.7

Total exports	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Central Bank.

In 2005 and for the six-month period ended June 30, 2006, Peru’s imports consisted primarily of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at US$6.6 billion, representing 54.8% of total imports for 2005 and valued at US$3.8 billion, representing 55.0% of total imports for the six-months ended June 30, 2006;

•	capital goods, such as transportation and building equipment, valued at US$3.1 billion, representing 25.3% of total imports for 2005 and valued at US$1.9 billion, representing 27.1% of total imports for the six months ended June 30, 2006; and

•	consumer goods valued at US$2.3 billion, representing 19.2% of total imports for 2005 and valued at US$1.2 billion, representing 17.0% of total imports for the six months ended June 30, 2006.

The following tables provide further information regarding imports for the periods shown.

Imports

(in millions of U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006
Consumer goods:
Durable goods	US$	648	US$	722	US$	807	US$	842	US$	974	US$	439	US$	514
Non-durable goods		987		1,032		1,035		1,153		1,344		634		673

Total consumer goods		1,635		1,754		1,841		1,995		2,318		1,073		1,187

Intermediate goods:
Petroleum products, lubricants		908		975		1,376		1,754		2,323		1,064		1,459
Raw materials for agriculture		229		249		278		349		384		180		200
Raw materials for manufacturing		2,414		2,516		2,686		3,261		3,896		1,894		2,189

Total intermediate goods		3,551		3,740		4,340		5,364		6,603		3,138		3,849

Capital goods:
Construction materials		168		272		199		192		305		142		205
For agriculture		21		20		17		29		37		19		13
For manufacturing		1,361		1,227		1,422		1,661		2,111		967		1,304
Transportation equipment		371		323		336		480		607		276		379

Total capital goods		1,921		1,842		1,974		2,361		3,060		1,405		1,901

Other(3)		113		85		82		85		95		50		65

Total imports	US$	7,221	US$	7,422	US$	8,238	US$	9,805	US$	12,076	US$	5,664	US$	7,002

Memorandum items:
Temporal admission imports(1)	US$	306	US$	265	US$	188	US$	214	US$	275	US$	136	US$	149
Imports into free trade zones(2)		110		113		99		99		104		50		50

(1)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(2)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.
(3)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Consumer goods:
Durable goods	9.0%	9.7%	9.8%	8.6%	8.1%	7.8%	7.3%
Non-durable goods	13.7	13.9	12.6	11.8	11.1	11.2	9.6

Total consumer goods	22.6	23.6	22.4	20.3	19.2	18.9	17.0

Intermediate goods:
Petroleum products, lubricants	12.6	13.1	16.7	17.9	19.2	18.8	20.8
Raw materials for agriculture	3.2	3.4	3.4	3.6	3.2	3.2	2.9
Raw materials for manufacturing	33.4	33.9	32.6	33.3	32.3	33.4	31.3

Total intermediate goods	49.2	50.4	52.7	54.7	54.7	55.4	55.0

Capital goods:
Construction materials	2.3	3.7	2.4	2.0	2.5	2.5	2.9
For agriculture	0.3	0.3	0.2	0.3	0.3	0.3	0.2
For manufacturing	18.8	16.5	17.3	16.9	17.5	17.1	18.6
Transportation equipment	5.1	4.4	4.1	4.9	5.0	4.9	5.4

Total capital goods	26.6	24.8	24.0	24.1	25.3	24.8	27.1

Other(3)	1.6	1.1	1.0	0.9	0.8	0.9	0.9

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
Temporal admission imports(1)	4.2	3.6	2.3	2.2	2.3	2.4	2.1
Imports into free trade zones(2)	1.5	1.5	1.2	1.0	0.9	0.9	0.7

(1)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(2)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.
(3)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
United States	23.8%	19.9%	19.2%	19.8%	17.9%	20.3%	17.0%
Canada	2.0	1.6	1.3	1.8	1.6	1.6	1.8
Mexico	3.7	3.9	3.6	3.0	3.5	3.3	3.6

Total North America	29.5	25.4	24.0	24.6	23.0	25.2	22.4

Brazil	4.4	6.2	6.3	6.6	8.0	8.8	9.1
Colombia	5.0	5.9	5.8	7.6	6.1	6.1	5.3
Chile	6.5	6.2	5.2	5.2	5.1	4.6	5.5
Venezuela	4.8	3.1	3.6	6.6	4.1	4.9	4.7
Other	12.3	15.5	16.5	14.5	15.1	14.3	16.0

Total Latin America and the Caribbean	33.0	36.8	37.5	40.5	38.4	38.7	40.6

United Kingdom	1.3	1.0	1.0	0.9	0.8	0.8	0.7
Switzerland	0.8	0.7	0.7	0.6	0.6	0.7	0.6
Germany	3.0	3.0	2.8	2.7	3.2	3.4	3.8
Spain	2.3	2.1	2.0	2.1	1.6	1.6	1.8
Other	8.3	8.0	8.6	7.3	7.8	7.9	6.9

Total Europe	15.7	14.9	15.1	13.6	14.1	14.4	13.8

Japan	5.5	5.2	4.4	3.6	3.5	3.7	3.4
China	5.2	6.5	8.0	7.9	8.6	7.7	9.1
Other	8.1	8.3	8.3	8.4	8.4	7.7	7.1

Total Asia	18.7	20.1	20.6	19.9	20.6	19.1	19.6

Africa and others	3.1	2.8	2.8	1.5	4.1	2.6	3.6

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Central Bank.

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction and real estate services subsectors depend significantly on tourism.

From 2001 to 2005, gross income from tourism increased from US$763 million in 2001 to US$863 million in 2002, US$1.0 billion in 2003, US$1.2 billion in 2004 and US$1.4 billion in 2005. In the six months ended June 30, 2006, gross income from tourism increased to US$747 million, compared to US$669 million in the six months ended June 30, 2005.

Tourism Statistics

	For the twelve months ended and as of December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006
Foreign non-resident arrivals(1)		966,860		997,628		1,069,517		1,276,610		1,486,005		687,231		790,266
Average length of stay (number of nights)(2)		10.9		10.8		10.2		10.8		10.6		N/A		N/A

Hotel activity:
Number of rooms available(3)		119,228		113,737		124,001		128,332		132,134		132,974		134,645
Occupancy rate by total number of rooms available (in%)		25.4%		24.4%		22.3%		23.4%		23.8%		23.27%		23.43%
Aggregate value of hotels and restaurants (4) (as% of GDP)		4.0%		3.9%		3.9%		3.9%		3.9%		3.8%		3.8%

Income from tourism(4) (in millions of US$)	US$	763	US$	863	US$	1,000	US$	1,168	US$	1,371		669		747
Expenses from tourism (in millions of US$)(5)		(748)		(780)		(794)		(821)		(900)		(472)		(496)

Balance (income less expenses, in millions of US$)	US$	115	US$	83	US$	206	US$	347	US$	471	US$	198	US$	250

(1)	Preliminary data numbers gathered with a new methodology.
(2)	Calculated from a survey of arriving foreign non-residents.
(3)	Preliminary data for 2003–2006.
(4)	Preliminary data.
(5)	Preliminary data. It includes trips and transportation.

N/A = Not Available.

Sources: INEI, Central Bank, DIGEMIN, MINCETUR-OGIE-OGIFT.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Act and the Private Investment Growth Framework Act, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the government. For a description of these measures, see “The Economy—Privatization and Role of the State in the Economy” above.

Peru attracted more than US$8.7 billion in foreign direct investment directly invested in the Peruvian economy between 2001 and 2005. Foreign direct investment (excluding privatizations) in 2002 was US$2.2 billion compared to US$1.1 billion in 2001. This increase was mainly attributable to greater investor confidence due to the increased political stability during 2002, an increase in the level of investment in the mining and hydrocarbon sector and capital increases in each of the industrial sector (Backus, an alcohol beverages company), the financial sector (Banco Wiese – Sudameris), and the telecommunications sector (Telecom Italia Mobile – Peru). In 2003, foreign direct investment was US$1.3 billion, compared to US$2.2 billion in 2002. The decrease in 2003 was mainly due to the sale of shares of the company Backus to non-resident investors which was consummated in 2002 (US$657.0 million), and to the decrease of direct investment of US$176.0 million pursuant to privatization. In 2005, foreign direct investment increased to US$2.6 billion compared to US$1.6 billion in 2004. This increase was mainly due to retained earnings generated by companies with foreign investors (primarily in the mining sector), and the non-resident investments in local assets. In 2002, foreign investments related to privatizations decreased 30.3% to US$186 million, compared to US$267 million in 2001, mainly due to decreases of privatization-related foreign investment in the energy sector. Foreign investments related to privatizations decreased 95% in 2003 to US$10 million, compared to US$186 million in 2002.

In 2005, the aggregate value of the privatizations and concessions totaled US$58.9 million. During 2006-2007, the concessions program is expected to generate investments in different economic sectors such as transportation (US$1.4 billion), mining (US$760 million), agriculture and energy (US$446 million), sewerage (US$440 million), fuel (US$380.0 million), telecommunications (US$217.0 million), tourism (US$75.0 million) and decentralized projects (US$60.0 million).

During the first six months of 2006, Peru completed eight privatizations and concession grants for US$177.0 million, which generated US$717.0 million in projected investments. For a description of Peru’s privatization efforts, see “The Economy—Privatization and the Role of the State in the Economy—Privatization” above.

During the first six months of 2006, foreign direct investment increased to US$2.2 billion, compared to US$1.1 billion during the comparable period of 2005. For the full year 2006, Peru expects foreign direct investment (excluding privatizations) to total US$3.5 billion.

The main recipients of foreign direct investment in recent years have been the telecommunications, mining and hydrocarbon, energy, industry and finance sectors.

The following table provides information, by sector, on the stock of foreign direct investment registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector(1)

(in millions of U.S. dollars at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2006(1)
Agriculture	US$	44	US$	44	US$	44	US$	44	US$	44	US$	44
Commerce		640		639		617		600		606		606
Telecommunications		4,602		4,904		4,932		4,953		4,953		4,953
Construction		71		71		81		81		87		96
Energy		1,599		1,603		1,613		1,635		1,638		1,638
Finance		2,046		1,859		1,710		1,775		1,793		1,858
Industry		1,724		1,857		2,245		2,187		1,901		2,270
Mining		1,695		1,698		1,699		1,759		2,152		2,255
Fishing		1		1		1		1		10		10
Petroleum		158		208		208		208		208		208
Services		186		232		249		256		267		268
Forestry		1		1		1		1		1		1
Transportation		106		198		312		313		313		313
Tourism		58		58		62		62		62		62
Housing		15		14		15		16		16		16

Total	US$	12,945	US$	13,389	US$	13,788	US$	13,892	US$	14,052	US$	14,598

(1)	Preliminary data.

Source: Proinversión.

Foreign direct investment in Peru has come primarily from Spain, the United Kingdom and the United States, which together accounted for approximately 64.5%, on average, of total foreign direct investment that entered Peru each year from 2001 to 2005.

The following tables provide information on the stock of foreign direct investment by country of origin in dollars and as a percentage of total foreign direct investment, as registered with Proinversión or its predecessor agency, as of the dates shown.

Registered Stock of Foreign Direct Investment by Country of Origin(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2006(1)
Argentina	US$	63	US$	33	US$	33	US$	33	US$	33	US$	33
Australia		0		2		2		2		2		254
Austria		5		5		5		5		5		5
Bahamas		7		14		26		26		26		26
Bahrain		25		25		25		25		25		25
Belgium		57		86		109		112		114		114
Bolivia		5		5		5		5		5		5
Brazil		42		48		47		47		49		118
Canada		160		160		160		160		197		373
Chile		577		610		592		492		495		495
China		122		122		122		122		122		122
Colombia		79		479		849		849		260		260
Ecuador		40		41		40		40		54		54
Finland		0		0		0		0		1		1
France		413		355		28		28		28		28
Germany		92		99		99		101		101		101
Italy		58		64		167		270		270		159
Japan		99		102		102		102		230		230
Korea		21		28		39		45		45		45
Liechtenstein		14		14		14		14		14		14
Luxembourg		28		38		38		24		23		23
Mexico		36		37		37		37		432		432
Netherlands		1,078		1,096		1,163		1,154		779		779
New Zealand		7		7		7		7		7		7
Panama		552		564		597		601		794		794
Portugal		35		35		37		37		37		37
Russia		0		1		1		1		3		3
Singapore		—		—		—		20		20		20
Spain		4,356		4,398		4,401		4,720		4,726		4,726
Sweden		57		56		55		55		54		54
Switzerland		248		25		259		264		272		272
United Kingdom		2,431		2,518		2,596		2,227		2,233		2,045
United States		1,954		1,819		1,856		2,042		2,367		2,715
Uruguay		151		151		148		163		168		168
Venezuela		10		10		10		10		10		10
Other		120		117		117		49		49		49

Total	US$	12,945	US$	13,389	US$	13,788	US$	13,892	US$	14,052	US$	14,598

(1)	Preliminary data.

Source: Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin

(as a percentage of total direct investment, at current prices)

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2006(1)
Argentina	0.49%	0.25%	0.25%	0.24%	0.24%	0.23%
Australia	—	0.02	0.02	0.02	0.02	1.74
Austria	0.04	0.04	0.04	0.04	0.04	0.03
Bahamas Islands	0.05	0.10	0.19	0.19	0.18	0.18
Bahrain	0.19	0.19	0.19	0.18	0.18	0.17
Belgium	0.44	0.65	0.81	0.82	0.81	0.78
Bolivia	0.04	0.04	0.03	0.03	0.03	0.03
Brazil	0.33	0.36	0.35	0.35	0.35	0.81
Canada	1.24	1.21	1.19	1.44	1.40	2.55
Chile	4.46	4.60	4.39	3.61	3.52	3.39
China	0.94	0.92	0.91	0.90	0.87	0.84
Colombia	0.61	1.91	1.89	1.87	1.85	1.78
Ecuador	0.31	0.31	0.30	0.36	0.38	0.37
Finland	—	—	—	—	0.01	0.01
France	3.19	2.68	0.21	0.20	0.20	0.19
Germany	0.71	0.75	0.74	0.74	0.72	0.69
Italy	0.45	0.48	1.24	1.98	1.92	1.09
Japan	0.77	0.78	0.77	0.76	1.64	1.56
Korea	0.16	0.21	0.29	0.33	0.32	0.31
Liechtenstein	0.11	0.10	0.10	0.10	0.10	0.10
Luxembourg	0.22	0.29	0.28	0.18	0.17	0.16
Mexico	0.28	0.28	0.27	0.27	3.07	2.96
Netherlands	8.32	8.26	8.63	8.46	5.55	5.34
New Zealand	0.05	0.05	0.05	0.05	0.05	0.05
Panama	4.27	5.02	6.53	6.54	5.65	5.44
Portugal	0.27	0.27	0.28	0.27	0.27	0.26
Russia	—	—	0.00	0.01	0.02	0.02
Singapore	—	—	0.00	0.15	0.14	0.14
Spain	33.64	33.15	32.65	34.60	33.63	32.37
Sweden	0.44	0.42	0.41	0.41	0.39	0.37
Switzerland	1.92	1.88	1.92	1.94	1.93	1.86
United Kingdom	18.77	18.98	19.26	16.34	15.89	14.01
United States	15.11	13.72	13.78	14.99	16.85	18.60
Uruguay	1.17	1.14	1.10	1.19	1.20	1.15
Venezuela	0.08	0.08	0.08	0.08	0.07	0.07
Other	0.93	0.88	0.87	0.36	0.35	0.34

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Proinversión.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2001 and 2005.

•	In 2001, Peru experienced portfolio capital inflows of US$43.0 million, primarily due to purchases by non-Peruvians of stock of Compañía de Minas Buenaventura S.A.A. and Empresa Minera Iscaycruz S.A., which were partially offset by sales of stock of Union de Cervecerías Peruanas Backus y Johnston S.A.A. and Cementos Lima S.A.

•	In 2002, Peru experienced portfolio capital outflows of US$9.0 million as a result of outflows from industrial and public service sectors.

•	In 2003, Peru experienced portfolio capital inflows of US$1.0 million, compared to a net outflow of US$9.0 million in 2002, primarily due to the net purchase of shares by foreign investors, which was greater than the one registered in 2002 by US$10.0 million.

•	In 2004, Peru registered portfolio capital outflows of US$74.0 million, primarily due to an increase in deposits and sale of sovereign bonds.

•	In 2005, Peru experienced portfolio capital inflows of US$25.0 million, primarily due to the investment by non-residents in local Peruvian securities.

•	In the six months ended June 30, 2006, Peru experienced portfolio capital outflows of US$34.0 million as a result of lower investment in industry and public services.

THE MONETARY SYSTEM

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and Ley Orgánica del Banco Central de Reserva del Perú, or the Central Bank’s charter, enacted that same year. The 1993 Constitution and the Central Bank’s charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of Peruvian currency.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. Congress appoints three of the Central Bank’s directors, and the Executive Branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by Congress. The Central Bank’s charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank possesses full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency in order to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind;

•	imposing sectoral or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate of CPI, which averaged 0.2% in 2002, 2.3% in 2003, 3.7% in 2004 and 1.6% in 2005. For the six months ended June 30, 2006, the inflation rate increased an average of 1.8%, compared to an average inflation rate of 3.1% for the first six months of 2005. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank has established a target inflation rate and has announced this target rate in order to shape market expectations. The Central Bank’s target annual inflation rate is 2.5%, plus or minus 1%.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during the 2001–2002 years, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it was announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate and the lower limit corresponds to the interest rate for overnight deposits by commercial banks at the Central Bank.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

•	auctions to financial institutions of Central Bank certificates of deposit;

•	temporary purchases of Central Bank certificates of deposits and of treasury bonds;

•	purchases and sales of foreign currencies in the interbank market; and

•	discount-window transactions, which include:

•	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

•	direct repos;

•	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity;

•	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

As of June 30, 2006, the minimum reserve requirement for local currency deposits is 6%. Foreign currency deposits are subject to a 30% marginal rate. On average, 30% of total foreign currency deposits must be kept as reserves. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Bank. Financial institution also must maintain at least 1% of local and foreign currency deposited in the Central Bank.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2003, short-term capital fluctuated between a high of US$189 million of inflows in 2001 to US$1.5 billion of outflows in 1999. In 2003, short-term capital inflow was US$147 million. After rising to US$1.8 billion in 2000, medium- and long-term capital flow first increased to US$2.0 billion in 2002 and then decreased to US$1.3 billion in 2003. In 2004, short-term capital inflow was US$230 million. In 2005, the short-term capital outflow was US$236 billion. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced Peru’s domestic currency in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate had reached 7,650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized. As of June 30, 2006, U.S. dollar-denominated deposits equaled 55% of total domestic broad money and U.S. dollar-denominated credits in the financial system to the private sector rose to 63% of total credits in the financial system. The continued demand for local currency in the vast majority of transactions that take place in the Peruvian economy has preserved local currency as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the local currency will grow, gradually restoring the nuevo sol as the principal means of savings.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca y Seguros, or Banking and Insurance Superintendency, or SBS, is responsible for regulating and supervising the financial, insurance and private social security systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Banking and Insurance Superintendency Charter, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the private social security system.

The overarching goal of the SBS is to protect the interests of customers, depositors and beneficiaries of the financial, insurance and private social security systems, by ensuring the solvency and integrity of the companies that operate in this sector. In recent years, the SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current banking law, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic kinds of regulations:

•	Market-entry requirements designed to ensure that the regulated entities have minimal capital levels to conduct their business and are otherwise reliable financial agents. In particular, the SBS requires that commercial banks have a capital base of no less than US$6.0 million and be managed by competent teams composed of persons of high integrity, aptitude and expertise in their particular fields.

•	Prudential standards designed to ensure that the quality of the financial system’s loan portfolio meets minimum levels. These prudential standards include the following requirements:

•	Strict limits on credit concentration. Financial institutions may not lend an amount equal to or greater than 10% of their capital to any single person or entity. This limit may be raised to 30% depending on the kind of guarantee or security offered. Additionally, financial institutions may not lend more than 5% of their capital to any single person or entity residing abroad. This limit may be raised to 10% depending on the kind of guarantee or security offered. The 1996 Banking Law also prescribes special limits for particular kinds of credits, such as loans to affiliates and other foreign and domestic financial institutions.

•	Capital adequacy ratios. The risk-weighted assets of financial institutions may not exceed 11 times their net worth, which is stricter than the Basel Accord guidelines.

•	Loan-loss reserve requirements. These requirements, which are strictly enforced, range from a minimum 0.5% reserve for loans with normal risk levels, to a maximum 100% reserve for loans that are being recovered in court and thus must be treated as a loss.

•	Disclosure requirements designed to regulators, economic agents in other sectors of the economy and the public, with sufficient information to evaluate the activities of financial institutions. The principal requirements include the following:

•	Banks must register their shares on the Bolsa de Valores de Lima, or Lima Stock Exchange, and thereby become subject to the disclosure guidelines established by the Comisión Nacional Supervisora de Empresas y Valores, or National Supervisory Commission of Companies and Securities, or CONASEV.

•	Banks must publish their quarterly financial statements in major newspapers.

•	Banks must have two credit rating agencies assess their credit risk and publish these ratings in major newspapers semiannually.

With respect to loan-loss reserve requirements, current regulations base the risk classification of outstanding credits primarily on the number of days a particular credit is past due. For commercial loans, a bank may also take into consideration the debtor’s level of solvency, economic trends in the debtor’s line of business and the quality of the debtor’s management and control systems. Additionally, guarantees or collateral may affect the specific level of reserves that must be maintained with respect to a particular credit.

The following table provides the risk-classification scheme mandated by the SBS.

Risk Category	Criteria

Normal:

Commercial loans	0 days past due, high solvency, growing economic sector and adequate management and control systems.

Consumer loans(1)	Up to 8 days past due.

Mortgage loans	Up to 30 days past due.

Potential problems:

Commercial loans	Based on cash flow analysis the company is able to fulfill all of its financial obligations, exhibits moderate solvency and adequate management and control systems, but is part of a temporarily destabilized economic sector.

Consumer loans(1)	9 to 30 days past due.

Mortgage loans	31 to 90 days past due.

Deficient:

Commercial loans	60 to 120 days past due, moderate to low solvency, unclear tendency in economic sector and inadequate management and control systems.

Consumer loans(1)	31 to 60 days past due.

Mortgage loans	91 to 120 days past due.

Doubtful:

Commercial loans	121 to 365 days past due, low solvency, falling revenues in economic sector and inadequate management and control systems.

Consumer loans(1)	61 to 120 days past due.

Mortgage loans	121 to 365 days past due.

Loss:

Commercial loans	More than 365 days past due, debtor insolvent, structural problems in economic sector and inadequate management and control systems.

Consumer loans(1)	More than 120 days past due.

Mortgage loans	More than 365 days past due.

(1)	Consumer loans include consumer and small-business loans.

Source: SBS.

The following table presents the required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category

(as a percentage of total portfolio as of June 30, 2006)

	Loan-loss reserves*
	With liquid guarantees	With guarantees	Without guarantees
Normal(1):
Fixed	0.75	0.75	0.75
Variable(2)	0.25	0.25	0.25
Potential problems:
Fixed	0.75	1.25	3.75
Variable(2)	0.50	1.25	1.25
Deficient	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

*	The required loan-loss reserves for debtors with highly liquid guarantees is 1% for the guaranteed portion of the loan. Loans of debtors classified as doubtful for 36 months or loss for 24 months must be treated as loans without guarantees.
(1)	The required loan-loss reserves of some specific debtors may be calculated through internal models for estimating the probability of default. The rate may vary in a range from 0.5% to 1.0%.
(2)	If the 5-year average of net interest income is above a threshold number, financial institutions are required to provision the variable factor.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loan issued by commercial banks by risk category and type of loan.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a percentage of total loans, as of June 30, 2006)

	Commercial	Financial	Savings and loans associations		Small- business development	Financial leasing
Risk category	banks	institutions	Municipal	Rural	banks	companies	Total
Normal	87.9	87.3	85.8	77.0	87.6	90.2	87.7
Potential problems	6.3	6.4	5.6	7.4	4.5	7.4	6.3
Deficient	2.3	2.9	2.7	5.3	1.8	0.3	2.3
Doubtful	2.0	1.9	2.3	3.7	1.4	1.5	2.1
Loss	1.4	1.6	3.7	6.6	4.8	0.6	1.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: SBS.

Risk Classification of Aggregate Assets of Commercial Banks

by Type of Loan

(as a percentage of total loans, as of June 30, 2006)

Risk category	Commercial loans	Consumer loans	Mortgage loans	Small-business loans
Normal	87.0	87.3	93.3	89.1
Potential problems	7.3	4.5	3.3	4.1
Deficient	2.5	2.7	1.0	2.2
Doubtful	2.0	2.9	1.1	2.1
Loss	1.2	2.5	1.3	2.5

Total	100.0%	100.0%	100.0%	100.0%

Source: SBS.

The following table provides the status of loans in the financial system.

Status of Loans in the Financial System

(as a percentage of total loans, as of June 30, 2006)

	Current loans		Refinanced and restructured	Loans 1 – 4 months past	Loans > 4 months past	Loans subject to judicial
Type of institution	Short-term	Long-term	loans	due	due	process
Commercial banks	55.1	39.7	3.3	1.2	1.2	0.8
Financial institutions	68.4	27.3	1.6	2.5	2.5	0.1
Savings and loans associations:
Municipal	43.2	50.0	1.7	2.6	2.6	2.5
Rural	31.8	54.6	6.5	3.6	3.6	3.5
Small-business development banks	56.8	35.9	0.9	3.7	3.7	2.7
Financial leasing companies	1.7	95.9	1.9	0.4	0.4	0.2

Total	53.2%	41.4%	3.1%	1.3%	1.3%	0.9%

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•	Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial companies are required to disseminate through the media and CONASEV. Off-site inspections look to information disclosed by the supervised companies to insure that the companies observe the rules, to review the management of the supervised companies and to identify risks factors which might indicate potential future problems. The SBS also conducts on-site inspections through site visits conducted at least once a year, during which visit the SBS may conduct either a general evaluation of the company or a review of specific issues.

•	Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, as of June 30, 2006, insures deposits in the financial system up to S/. 75,554, or US$23,176, per person in each company member of the Deposit Insurance Fund. The introduction of the Deposit Insurance Fund eased some of the burdens created by several closures of deficient banks that resulted from the banking reforms undertaken by Peru.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial industry and limited the supply of medium- and long-term credit.

As part of its economic program, the Fujimori administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Financial and Insurance System Law, which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of June 30, 2006, the Peruvian financial system was composed of 80 financial institutions, including:

•	11 commercial banks;

•	14 municipal and 12 rural savings and loan associations;

•	14 small-business development non-bank institutions;

•	four financial institutions;

•	five leasing companies;

•	12 insurance companies:

•	five Private Pension Fund Agencies; and

•	three state-owned banks (not including the Central Bank), Banco de la Nación, the Corporación Financiera de Desarrollo, or COFIDE, and Banco Agropecuario.

Of the eleven commercial banks in operation, nine were partly foreign-owned and in seven of these, foreign owners held a majority equity stake. As of June 30, 2006, other participants in the financial sector included 15 money transfer companies, three general deposit warehouses, and one trust company.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of June 30, 2006.

Percentage of Loans and Deposits

	As of June 30, 2006
	Loans		Deposits
Type of Institution	In S/.	In US$	In S/.	In US$
Rural savings and loans	1.9%	0.4%	1.1%	0.4%
Municipal savings and loans	9.6	2.5	6.2	2.4
Financial leasing companies	0.5	3.1	0.0	0.0
Financial institutions	5.9	0.3	2.0	0.2
Commercial banks	70.9	83.6	69.3	93.8
Small business development banks	2.0	0.5	0.0	0.0
State-owned banks	9.2	9.6	21.4	3.2

Total	100.0%	100.0%	100.0%	100.0%

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates shown.

Number of Financial Institutions

and Share of Total Assets of the Financial System

	Number of Institutions							Share of total assets
	As of December 31,					As of June 30,		As of June 30,
Type of Institution	2001	2002	2003	2004	2005	2005	2006	2006
Rural savings and loans	12	12	12	12	12	12	12	0.7
Municipal savings and loans	14	14	14	14	14	14	14	4.0
Financial leasing companies	7	6	6	6	6	6	5	1.3
Financial institutions	5	5	4	4	4	4	4	1.6
Commercial banks	15	15	14	14	12	14	11	76.9
Small business development banks	13	14	14	14	14	14	14	0.7
State-owned banks	2	3	3	3	3	3	3	14.7

Total	68	69	67	67	65	67	63	100

Source: SBS.

Total assets of the Peruvian financial system decreased 1.6% in 2003 compared to 2002. This decrease was primarily a result of the effect of the acquisition by Banco de Crédito of Banco Santander Central Hispano’s loan portfolio. Total assets of the Peruvian financial system increased from 11.0% in 2004 to 17.8% in 2005. This increase was caused primarily by the economic growth of Peru during those years.

The following table provides the total gross assets of the Peruvian financial system as of the dates shown.

Total Gross Assets of the Peruvian Financial System(1)

(in millions of U.S. dollars and percentage change from previous period)

	Financial system(2)			Commercial banks
	US$		Growth rate (%)	US$		Growth rate (%)
As of December 31,
2001	US$	19,798	(5.0)%	US$	18,207	(4.7)%
2002		19,604	(1.0)		17,960	(1.4)
2003		19,282	(1.6)		17,517	(2.5)
2004		21,398	11.0		19,395	10.7
2005		25,200	17.8		22,795	17.5
2006:		—	—		—	—
March	US$	26,555	20.3%	US$	24,129	20.7%
June	US$	27,271	19.8%	US$	24,662	19.9%

(1)	In January 2001, there was a change in the Accounting Plan, which affected the level of total assets.
(2)	Excludes state-owned banks.

Source: SBS.

Private commercial banks are the primary source of private sector financing. As of December 31, 2005, major private sector borrowers included companies engaged in manufacturing (20.9% of total loans) and wholesale and retail trade (15.8% of total loans). As of June 30, 2006, they accounted for 83.6% of total U.S. dollar-denominated loans and 70.9% of total nuevo sol-denominated loans provided by the banking system. As of June 30, 2006, major private sector borrowers included companies engaged in manufacturing (21.5% of total loans) and wholesale and retail trade (15.5% of total loans).

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates shown.

Loans of the Financial System by Sector(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
Sector	2001		2002		2003		2004		2005		2005		2006
Agriculture and livestock	US$	407	US$	382	US$	382	US$	380	US$	425	US$	406	US$	435
Fishing		302		323		382		306		375		335		403
Mining		697		464		437		516		624		641		577
Manufacturing		2,488		3,045		2,958		2,923		2,974		3,113		3,314
Electricity, gas and water		362		638		485		380		458		442		507
Construction		322		309		232		207		243		228		282
Wholesale and retail trade		2,090		1,484		1,586		1,750		2,251		2,048		2,391
Hotels and restaurants		167		159		135		139		142		144		172
Transportation, warehousing and telecommunications		516		532		399		483		582		527		640
Financial intermediation		348		418		281		281		333		253		449
Real estate		722		727		588		588		709		624		743
Public administration and defense		98		73		45		61		64		57		56
Education		51		71		84		100		119		110		132
Health and social services		49		48		40		38		45		42		51
Other(2)		2,769		2,898		3,255		4,052		4,889		4,333		5,298

Total loans	US$	11,389	US$	11,570	US$	11,289	US$	12,202	US$	14,231	US$	13,303	US$	15,450

(1)	Excludes state-owned banks and financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Loans of the Financial System by Sector(1)

(as a percentage of total loans)

	As of December 31,					As of June 30,
Sector	2001	2002	2003	2004	2005	2005	2006
Agriculture and livestock	3.6%	3.3%	3.4%	3.1%	3.0%	3.0	2.8
Fishing	2.7	2.8	3.4	2.5	2.6	2.5	2.6
Mining	6.1	4.0	3.9	4.2	4.4	4.8	3.7
Manufacturing	21.8	26.3	26.2	24.0	20.9	23.4	21.5
Electricity, gas and water	3.2	5.5	4.3	3.1	3.2	3.3	3.3
Construction	2.8	2.7	2.1	1.7	1.7	1.7	1.8
Wholesale and retail trade	18.4	12.8	14.1	14.3	15.8	15.4	15.5
Hotels and restaurants	1.5	1.4	1.2	1.1	1.0	1.1	1.1
Transportation, warehousing and telecommunications	4.5	4.6	3.5	4.0	4.1	4.0	4.1
Financial intermediation	3.1	3.6	2.5	2.3	2.3	1.9	2.9
Real estate	6.3	6.3	5.2	4.8	5.0	4.7	4.8
Public administration and defense	0.9	0.6	0.4	0.5	0.4	0.4	0.4
Education	0.5	0.6	0.7	0.8	0.8	0.8	0.9
Health and social services	0.4	0.4	0.4	0.3	0.3	0.3	0.3
Other(2)	24.3	25.0	28.8	33.2	34.4	32.6	34.3

Total loans	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Excludes state-owned banks and financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

The following table provides the bank credit to the private sector for the periods shown.

Bank Credit to the Private Sector

(as a percentage of total credit)

	Private Commercial Banks		Public Sector Banks
	S/.	Foreign Currency	S/.	Foreign Currency
As of December 31,
2001	19.0%	78.8%	0.7%	1.5%
2002	19.9	77.4	1.2	1.5
2003	21.8	75.3	1.5	1.4
2004	23.2	72.6	2.8	1.4
2005	27.3	68.5	2.9	1.2
2005(1)	23.6	72.3	2.9	1.3
2006(1)	29.8	66.0	3.1	1.2

(1)	As of June 30, 2006.

Source: Central Bank.

Under the Central Bank’s charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

The Financial and Insurance System Law and the charter of the SBS provide that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

The following table provides information on interest rates applicable to commercial bank loans as of the dates shown.

Interest Rates on Commercial Bank Loans

(annual percentage rates)

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
Domestic currency:
Interbank	3.1%	3.8%	2.5%	3.0%	3.3%	3.0%	4.5%
Prime(1)	5.0	5.1	3.3	3.8	4.4	3.9	5.8
Average loan rate	23.0	20.7	22.3	25.4	23.6	26.0	24.3

Foreign currency:
Interbank	2.1%	2.2%	1.1%	2.2%	4.2%	2.9%	4.8%
Prime(1)	3.1	2.4	1.7	2.6	5.5	3.9	6.0
Average loan rate	10.2	10.2	9.3	9.2	10.4	9.7	10.6

(1)	Reflects only the prime rate on loans to the corporate sector.

Source: Central Bank.

The decline in interest rates on domestic currency loans from 2001 through 2003 was a result of greater liquidity in the financial system, lower international interest rates and reduced credit risk since the second half of 2001. The subsequent increase in interest rates on domestic currency loans since June 30, 2003 was a result of the restructuring of domestic currency loans in favor of the loans with the highest interest rates. On December 31, 2005, currency loans and foreign currency loans was 23.6% and 10.4%, respectively. As of June 30, 2006, the average interest rate on domestic currency loans and foreign currency loans was 24.3% and 10.6%, respectively.

The following table provides information on interest rates applicable to deposits as of the dates shown.

Interest Rates on Deposits Paid by Commercial Banks

(annual percentage rates)

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
Domestic currency:
Savings deposits	3.0%	1.7%	1.3%	1.3%	1.2%	1.2%	1.2%
Time deposits(1)	5.8	5.3	3.0	3.2	3.6	3.4	5.2
Average deposit rate(2)	5.1	3.6	2.5	2.5	2.6	2.7	3.4

Foreign currency:
Savings deposits	1.2%	0.7%	0.6%	0.6%	0.6%	0.6%	0.6%
Time deposits(1)	2.8	1.8	1.2	1.7	2.9	2.1	3.1
Average deposit(2) rate	2.2	1.3	1.0	1.2	1.8	1.5	2.0

(1)	Time deposits of 31 – 179 days.
(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective terms.

Source: Central Bank.

In 2005, the average interest rate on domestic currency deposits and foreign currency deposits was 2.6% and 1.8%, respectively. As of June 30, 2006, the average interest rate on domestic currency deposits and foreign currency deposits was 3.4% and 2.0%, respectively.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

From 2001 to 2005, Peru’s monetary base grew 93%, from US$1.8 billion in 2001 to US$3.4 billion in 2005. Most of this growth occurred from 2001 to 2003. M1 grew during this period at a compound annual rate of 7.2%, M2 at a compound annual rate of 9.6% and M3 at a compound annual rate of 3.7%. As of June 30, 2006, Peru’s monetary base was US$3.4 billion.

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Currency in circulation and cash in vaults at banks	US$	1,748	US$	1,899	US$	2,134	US$	2,780	US$	3,396	US$	2,930	US$	3,384
Commercial bank deposits at the Central Bank		22		27		17		64		22		16		24

Monetary base	US$	1,770	US$	1,926	US$	2,151	US$	2,844	US$	3,418	US$	2,947	US$	3,408

Gross international reserves	US$	8,838	US$	9,690	US$	10,206	US$	12,649	US$	14,120	US$	13,835	US$	14,452
Net international reserves		8,613		9,598		10,194		12,631		14,097		13,818		14,415

Source: Central Bank.

As of June 30, 2006, the ratio of gross international reserves at the Central Bank to the monetary base was approximately 4.2 to 1.

As of December 31, 2005, outstanding credits of the financial system totaled US$10.4 billion and deposits in the financial system totaled US$15.0 billion. After reaching a level of US$13.3 billion in 2001, private-sector credits increased at an average annual rate of 2.6% to US$14.8 billion in 2005. Aggregate deposits in the banking system grew at an average annual rate of 5.7%, from US$12.1 billion in 2001 to US$15.0 billion in 2005. Foreign currency denominated deposits in the banking system grew at an average annual rate of 3.0%, from US$9.6 billion in 2001 to US$10.8 billion in 2005.

As of June 30, 2006, the outstanding credits of the financial system totaled US$9.9 billion and deposits in the financial system totaled US$15.0 billion. Private-sector credits were US$15.8 billion as of June 30, 2006. Foreign currency denominated deposits in the banking system were US$11 billion as of June 30, 2006.

As of June 30, 2006, Peru’s monetary base was US$3.4 billion. From December 31, 2005 to June 30, 2006, gross international reserves increased 2.4% to US$14.5 billion, and net international reserves increased 2.3% to US$14.4 billion, as a result of greater foreign currency deposits of commercial banks at the Central Bank.

The following table presents liquidity and credit aggregates as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Monetary aggregates
Currency in circulation	US$	1,438	US$	1,600	US$	1,841	US$	2,450	US$	2,949	US$	2,514	US$	2,875
M1		2,272		2,438		2,802		3,869		4,652		4,046		4,785
M2		4,760		5,159		5,784		7,817		8,932		8,609		8,798
M3		14,341		14,871		15,244		17,407		19,708		18,579		19,764
Credit by sector(1)
Public sector (Net)(2)	US$	(3,207)	US$	(3,408)	US$	(3,366)	US$	(4,286)	US$	(4,404)	US$	(5,221)	US$	(5,963)
Private sector		13,328		13,073		12,662		13,318		14,810		14,228		15,843

Total credit aggregates	US$	10,121	US$	9,665	US$	9,296	US$	9,032	US$	10,407	US$	9,007	US$	9,881

Deposits
Local currency(3)	US$	2,488	US$	2,721	US$	2,982	US$	3,948	US$	4,280	US$	4,563	US$	4,013
Foreign currency(4)		9,581		9,712		9,459		9,590		10,776		9,970		10,966

Total deposits	US$	12,069	US$	12,433	US$	12,441	US$	13,538	US$	15,056	US$	14,533	US$	14,979

(1)	Includes securities offerings and cash advances from checking accounts.
(2)	Net claims on public sector.
(3)	Includes savings deposits, time deposits and other certificates in domestic currency.
(4)	Includes demand deposits, savings deposits, time deposits and other certificates in foreign currency.

Source: Central Bank.

The following table shows changes in selected monetary indicators as of the dates shown.

Selected Monetary Indicators

(percentage change from previous period)(1)

	For the year ended December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
M1	1.5%	13.0%	11.1%	22.6%	29.6%	26.7%	23.9%
M2	6.9	17.0	10.7	16.2	28.8	25.4	16.5
M3	4.2	4.8	2.8	3.8	12.4	7.9	13.7

(1)	Average indicators of the period.

Source: Central Bank.

Inflation

The economic and monetary program that the government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and in 1990 and by 1999, inflation had declined to an average rate of 3.5% per year and continued to decline to an average rate of 0.2% in 2002, before increasing to 2.3% in 2003 and 3.7% in 2004.

Although fuel prices fell 13.1% in 2001, inflation increased as a result of increased expenditure in education services, rising 4.0%, and health services, rising 3.0%. In 2002, inflation decreased to an average annual rate of 0.2%. In 2002, the primary sectors experiencing increasing prices included fuel, rising 15.6%, and food prices, rising 2.1%. In 2003, the CPI increased 2.3%, exactly at the Central Bank’s midpoint target for 2003, due in part to a rise in prices for commodities, particularly oil and wheat. In 2004, the CPI further increased, with an average inflation rate of 3.7%, principally as a result of the rise in oil prices.

In 2005, inflation decreased to an average rate of 1.6%. This decrease in inflation was mainly attributable to the reversal of the supply shocks of 2004. The rise in the international price of oil was offset by compensatory fiscal measures. For the first six months of 2006, the inflation rate showed an average of 1.8% due to an increase in the price of commodities, particularly sugar, chicken and potatoes, compared to 3.1% for the same period in 2005.

The following table shows changes in the CPI for the periods shown.

	Consumer Price Index (percentage change)
	End of period	Average(1)
2001	(0.1)	2.0
2002	1.5	0.2
2003	2.5	2.3
2004	3.5	3.7
2005	1.5	1.6

2005
March	0.5	3.5
June	1.0	3.1

2006
March	1.5	1.7
June	1.4	1.8

(1)	These figures represent twelve-month averages.

Source: Central Bank.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar.

The following table shows the nuevo sol/U.S. dollar exchange rates as of the dates and for the periods shown.

	Exchange Rates(1) (S/. per US$)
	End of period	Average
2001	3.43	3.51
2002	3.51	3.52
2003	3.46	3.48
2004	3.28	3.41
2005	3.43	3.30

2005
March	3.26	3.26	(3)
June	3.25	3.26	(4)

2006
March	3.36	3.34	(5)
June	3.26	3.32	(6)

(1)	Formal rates offered by commercial banks.
(2)	As of the last day of the month.
(3)	Average from January 1, 2005 to March 31, 2005.
(4)	Average from January 1, 2005 to June 30, 2005.
(5)	Average from January 1, 2006 to March 31, 2006.
(6)	Average from January 1, 2006 to June 30, 2006.

Source: Central Bank.

International Reserves

Under Article 72 of the Central Bank’s charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

•	foreign currency deposits of less than 90 days;

•	certificates of deposits of less than 90 days issued by banks; and

•	highly-liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principals of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

•	highly-liquid, short-term assets to cover unexpected contingencies;

•	liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly-liquid fixed-income securities; and

•	assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•	Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

•	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

•	fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•	Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•	Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments, of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

The Central Bank’s net international reserves increased from US$8.3 billion in 2001 to US$13.9 billion in 2005:

•	In 2001, net international reserves increased 9.9% from 2000 to US$8.3 billion, due to increased deposits of financial institutions at the Central Bank.

•	In 2002, net international reserves increased 16.3% from 2001 to US$9.6 billion, due to increased deposits of financial institutions and the public sector at the Central Bank.

•	In 2003, net international reserves increased 4.9% from 2002 to US$10.1 billion, due to foreign exchange operations (mainly OTC - over the counter -, purchases of foreign currency).

•	In 2004, net international reserves increased 23% from 2003 to US$12.4 billion. This increase was primarily due to OTC purchases of foreign currency.

•	In 2005, net international reserves increased 11.2% from 2004 to US$13.8 billion. This increase was mainly attributable to OTC purchases of foreign currency and deposits of commercial banks.

As of June 30, 2006, the Central Bank’s net international reserves totaled US$14.7 billion, representing a 7.7% increase over the level as of June 30, 2005.

From 2001 to 2005, the total gross reserves of the Peruvian banking system (in months of total imports) fluctuated between a high of 17.0% in 2002 and a low of 14.9% in 2005. As of June 30, 2006, total gross reserves of the Peruvian banking system were equivalent to 13.8 months of total imports.

The following table sets forth the composition of the international reserves of Peru’s banking system as of the dates shown.

Net International Reserves of the Banking System

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Central Bank
Assets	US$	8,838	US$	9,690	US$	10,206	US$	12,649	US$	14,120	US$	13,835	US$	14,452
Liabilities		225		92		12		18		23		17		36

Total (assets less liabilities)		8,613		9,598		10,194		12,631		14,097		13,818		14,415

Banco de la Nación and development banks
Assets		103		44		43		26		64		39		69
Liabilities		0		0		0		0		0		0		0

Total (assets less liabilities)		103		44		43		26		64		39		69

Private banks
Assets		748		779		601		547		796		699		889
Liabilities		1,161		763		702		733		1,085		913		684

Total (assets less liabilities)		(413)		16		(101)		(186)		(289)		(214)		205
Net international reserves	US$	8,303	US$	9,658	US$	10,136	US$	12,470	US$	13,872	US$	13,643	US$	14,690

Memorandum items:
Gross reserves of the Central Bank	US$	8,838	US$	9,690	US$	10,206	US$	12,649	US$	14,120	US$	13,835	US$	14,452
Gross reserves of the banking system	US$	9,689	US$	10,513	US$	10,850	US$	13,221	US$	14,980	US$	14,573	US$	15,410
Gross reserves of the Central Bank (in months of total imports)		14.6		15.6		14.8		15.5		14.0		15.2		12.9
Gross reserves of the banking system (in months of total imports)		16.0		17.0		15.7		16.2		14.9		16.0		13.8

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by CONASEV. CONASEV’s purpose is to protect investors and promote the efficient operations of the securities markets. In particular, CONASEV’s functions include:

•	supervising the activities and management of the various market participants, including the Lima Stock Exchange, brokerage firms, issuing companies, mutual and other investment funds and credit-rating agencies; and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or Securities Market Law of 1991. This law implemented a comprehensive set of measures that liberalized and modernized the operations of Peruvian capital markets. These measures included:

•	requirements for securities exchanges and broker dealers, such as the introduction of special funds that these entities must provide in order to guarantee the proper execution of trades;

•	market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediarios, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•	a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This law preserved the basic market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the Lima Stock Exchange self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depository agency independent of the Lima Stock Exchange;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which are scheduled to expire in December 2006, have played a pivotal role in funneling funds toward Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds and mutual funds, both of which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones (AFPs), or Private Pension Fund Agencies, were created under Decree Law No. 25897, or the Private Pension System Law of 1992. These private pension funds were introduced not only to improve Peru’s social security system, but also to channel funds towards the capital markets. For a description of Peru’s private pension system see “Public Sector Finances—Social Security” below.

From 2001 to 2005, membership in these funds increased at an average annual rate of approximately 8.0%. As of June 30, 2006, there were five funds in operation with approximately 3.8 million members and approximately US$11.3 billion in assets under management. These funds invest in fixed-income securities, representing approximately 41.8% of their portfolios, floating-rate securities, representing approximately 52.3% of their portfolios, and bank time-deposits, representing approximately 5.9% of their portfolios.

Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of June 30, 2006, there were six mutual fund companies in operation that administer 26 mutual funds. As of June 30, 2006, these mutual fund companies managed approximately US$2.1 billion in assets for approximately 134,187 investors. These mutual funds invest primarily in fixed-income securities, representing approximately 67.2% of their portfolios, and bank time deposits, representing approximately 31.9% of their portfolios.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small- and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the Lima Stock Exchange, or BVL, is the only securities exchange operating in Peru. The Lima Stock Exchange was privatized as part of the capital-market reforms implemented by the government in 1991 and currently operates as a self-regulatory entity under the supervision of CONASEV. Cash operations, with equity securities accounted for approximately 59% of the total traded volume in the BVL during 2005, while fixed income securities accounted for 27% of such amount.

As of June 30, 2006, there were 230 companies with equity securities listed on the Lima Stock Exchange, 30 of which were foreign companies. This number does not include companies which only have bonds listing on the BVL. Market capitalization of domestic companies has increased from US$10.9 billion in December 2001 to US$47.3 billion in June 2006. Similarly, the annual traded amount has increased from US$3.0 billion in 2001 to US$3.6 billion (not including Peruvian sovereign bonds) in 2005. The daily average traded volume during 2005 was US$14.4 million.

Peru’s Capital Markets

Transaction Volume and Market Capitalization(1)

(in millions of U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006
Equities:
Stocks	US$	849	US$	1,122	US$	860	US$	1,165	US$	2,038	US$	620	US$	2,250
Others		88		67		61		50		92		33		68

Total		936		1,189		921		1,214		2,130		653		2,319

Fixed Income Securities:
Auctions		0		0		0		0		0		0		0
Continued trading		1,283		919		604		305		207		88		51
Bonds-money market		450		502		495		589		741		371		356
Mortgage bills		0		0		0		0		0		0		0
Certificates of deposit		0		10		10		4		23		12		17
Others		1		5		2		4		13		4		5

Total		1,734		1,436		1,111		902		984		475		429

Report Transactions:
Equities		220		210		218		346		506		232		304
Debt instruments		109		6		6		8		10		4		23

Total		329		216		225		354		516		236		328
Securities Lending:		0		0		0		0		0		0		0
Non-massive issued instruments		11		1		1		0		0		0		0

Total Transaction Volume	US$	3,011	US$	2,843	US$	2,258	US$	2,470	US$	3,631	US$	1,365	US$	3,075

Market capitalization	US$	10,861	US$	12,593	US$	16,084	US$	20,108	US$	36,196	US$	23,011	US$	47,320

(1)	Lima Stock Exchange.

Source: CONASEV and Lima Stock Exchange.

PUBLIC SECTOR FINANCES

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the government;

•	the government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments;

•	non-financial state-owned enterprises, such as Petroleos del Perú S.A., or Petroperu; and

•	Empresa de Electricidad del Perú S.A., or Electroperu.

The non-financial public sector has registered an overall deficit every year from 2001 through 2005, ranging from a low of US$240 million, or 0.3% of GDP, in 2005 to a high of US$1.3 billion, or 2.5% of GDP, in 2001. For a description of the government’s fiscal accounts see “—Central Government” below.

The Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, government spending growth and public sector debt growth.

In 2001, the non-financial public sector deficit decreased to US$1.3 billion, or 2.5% of GDP, still exceeding the target of 1.5% of GDP set by the Fiscal Restraint Act. This decrease was a result of a reduction in the Peruvian government’s fiscal accounts and non-financial expenses, resulting from the improved performance of state-owned enterprises and Seguro Social de Salud, or Social Security for Health, or ESSALUD. Congress granted waivers from compliance with the non-financial public sector deficit targets in 2001 and 2002, and on December 5, 2001, Congress temporarily suspended enforcement of the Fiscal Restraint Act’s limit on the public sector fiscal deficit for 2001.

The Fiscal Restraint Act also limited any increase in non-financial expenses of the government for 2002 to the average annual inflation rate plus 2.0%. The Congress also enacted a waiver to this target for the 2002 fiscal year. In 2002, the non-financial public sector registered a deficit of US$1.3 billion, or 2.2% of GDP. The decrease for 2002 resulted primarily from an increase in the government’s fiscal account due to increased government revenues and lower external debt payments, partially offset by increased expenses of decentralized agencies and weaker performance by state-owned enterprises. The government’s decision to abandon planned privatizations following protests against the sale of power generators Egasa and Egesur led to a decrease in private investment.

In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, or the Fiscal Responsibility and Transparency Act, and adapting the law to the recently-established regional governments. The Fiscal Responsibility and Transparency Act targeted a non-financial public sector deficit of 2.0% of GDP for 2003, 1.5% of GDP for 2004 and 1.0% in 2005. It has also limited any increase of non-financial expenses for 2003 to 3.0% in real terms. In July 2003, however, Congress suspended enforcement of the limit on non-financial expenses for 2003 due to additional expenses generated by the decision to grant wage increases for teachers and health workers following labor strikes earlier in the year.

For 2003, the non-financial public sector deficit fell to US$1.1 billion, or 1.7% of GDP from US$1.3 billion, or 2.2% of GDP, during 2002, in line with the government’s projections and the targets under the Fiscal Responsibility and Transparency Act and Peru’s Standby Arrangement with the IMF. This decrease resulted primarily from an increase in the central government’s fiscal account due to increased tax revenues and lower external debt payments, partially offset by increased expenses of decentralized agencies and weaker performance by state-owned enterprises.

For 2004, the non-financial public sector deficit fell to US$721 million, or 1.0% of GDP from US$1.1 billion, or 1.7% of GDP in 2003. This decrease resulted primarily from greater tax revenue related to higher economic activity, mainly explained by the increase in the international prices of raw materials. In 2005, the non-financial public sector deficit fell to US$240 million, or 0.3% of GDP. This decrease was mainly attributable to higher tax revenue resulting from economic growth and higher commodities prices and lower interest payable on the public debt which was partially offset by an increase in non-financial expenditure resulting from greater current and capital expenditures.

For the six months ended June 30, 2006, the non-financial public sector registered a surplus of US$2.1 billion, or 4.8% of GDP, compared to a surplus of US$996 million, or 2.5% of GDP, for the six months ended June 30, 2005. This surplus is mainly explained by higher tax revenue (associated with the greater collection of income tax and value-added tax) and by the relatively lower (11.5%) increase of non-financial expenditure. The official forecast for the year 2006 is that the overall balance would register a surplus of US$505 million, or 0.6% of GDP. The proposed 2006 budget approved by Congress in November 29, 2005 projected a non-financial public sector deficit of US$863 million, or 1.0% of projected GDP for 2006. The proposed 2007 budget totals US$19.1 billion, compared to US$15.5 billion for the 2006 budget.

The following tables provide information on the non-financial public sector accounts for the periods shown.

Consolidated Accounts of the Non-Financial Public Sector

(in millions of U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005(1)		2005(1)		2006(1)
Primary balance:
Central government	US$	(350)	US$	(88)	US$	137	US$	411	US$	898	US$	1,445	US$	2,606
Decentralized agencies		85		36		62		102		3		34		128
Local governments		29		59		96		95		226		145		164
State-owned enterprises		115		(67)		(29)		96		169		112		91

Primary consolidated fiscal balance		(122)		(61)		266		705		1,296		1,735		2,989

Interest payments:
External debt		1,047		999		1,082		1,159		1,266		613		630
Domestic debt		171		218		242		268		270		126		218

Total interest payments		1,218		1,217		1,324		1,427		1,536		739		848

Overall consolidated fiscal balance	US$	(1,340)	US$	(1,277)	US$	(1,058)	US$	(721)	US$	(240)	US$	996	US$	2,141

Financing:
External	US$	498	US$	1,183	US$	841	US$	1,076	US$	(1,167)	US$	(140)	US$	(558)
Domestic		515		(327)		165		(469)		1,351		(888)		(1,597)
Privatization		327		421		52		114		56		32		13

Total financing	US$	1,340	US$	1,277	US$	1,058	US$	721	US$	240	US$	(996)	US$	(2,141)

(1)	Preliminary data.

Source: Central Bank “Nota Semanal” Nº 35.

Consolidated Accounts of the Non-Financial Public Sector

(as a percentage of GDP, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005(1)	2005(1)	2006(1)
Primary balance:
Central government	(0.6)%	(0.2)%	0.2%	0.6%	1.1%	3.7%	5.9%
Decentralized agencies	0.2	0.1	0.1	0.1	0.0	0.1	0.3
Local governments	0.1	0.1	0.2	0.1	0.3	0.4	0.4
State-owned enterprises	0.2	(0.1)	0.0	0.1	0.2	0.3	0.2

Primary consolidated fiscal balance	(0.2)	(0.1)	0.4	1.0	1.6	4.4	6.7

Interest payments:
External debt	1.9	1.8	1.8	1.7	1.6	1.5	1.4
Domestic debt	0.3	0.4	0.4	0.4	0.3	0.3	0.5

Total interest payments	2.3	2.1	2.2	2.0	1.9	1.9	1.9

Overall consolidated fiscal balance	(2.5)%	(2.2)%	(1.7)%	(1.0)%	(0.3)%	2.5%	4.8%

Financing:
External	0.9%	2.1%	1.4%	1.5%	(1.5)%	(0.4)	(1.3)
Domestic	1.0	(0.6)	0.3	(0.6)	1.7	(2.2)	(3.6)
Privatization	0.6	0.7	0.1	0.2	0.1	0.1	0.0

Total financing	2.5%	2.2%	1.7%	1.0%	0.3%	(2.5)%	(4.8)%

(1)	Preliminary data.

Source: Central Bank’s “Nota Semanal” Nº 35.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies, such as the Instituto Nacional de Bienestar Familiar, or National Institute of Family Welfare, and the Instituto Nacional de Becas y Crédito Educativo, or National Institute of Scholarships and Student Loans. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments governed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments” above.

The government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2001 and 2005, total government revenues fluctuated between a low of US$7.8 billion, or 14.5% of GDP, in 2001 and a high of US$12.5 billion, or 15.8% of GDP, in 2005. During this period, tax revenues fluctuated between a low of US$6.7 billion in 2001, or 12.4% of GDP, to a high of US$10.8 billion, or 13.6% of GDP, in 2005. Total government revenues in 2005 increased 20.5% to US$12.5 billion, or 15.8% of GDP, while tax revenues increased 18.2% to US$10.8 billion, or 13.6% of GDP, while non-tax revenue increased 33.3% to US$1.6 billion, or 2.1% of GDP, in each case compared to the levels registered in 2004.

During the six-month period ended June 30, 2006, total government revenues increased 27.1% to US$8.1 billion, or 18.2% of GDP, compared to US$6.4 billion, or 16.1% of GDP, during the same period of 2005.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2001 and 2005, total government expenditures, excluding interest payments on the government’s debt, fluctuated between a low of US$8.1 billion, or 15.1% of GDP, in 2001 and a high of US$11.7 billion, or 14.7% of GDP, in 2005. In 2005, total government expenditures, excluding interest payments on the government’s debt, increased 16.5% to US$11.6 billion, or 14.7% of GDP, compared to US$10.0 billion, or 14.4% of GDP, in 2004.

During the six-month period ended June 30, 2006, total government expenditures, excluding interest payments on the government’s debt, increased to US$5.5 billion, or 12.3% of GDP, compared to US$4.9 billion, or 12.5% of GDP, during the same period in 2005.

Between 2001 and 2005, the central government registered overall fiscal deficits that ranged from a low of US$555 million, or 0.7% of GDP, in 2005 to a high of US$1.5 billion, or 2.8% of GDP, in 2001. For the first six-month period ended June 30, 2006, the central government registered an overall fiscal surplus of US$1.8 billion, or 4.1% of GDP, compared to an overall fiscal surplus of US$757 million, or 1.9% of GDP, for the same period in 2005. This greater overall surplus was primarily due to an increase in tax collection; in the six-month period ended June 30, 2006, income tax collection totaled US$3.1 billion, a sum equivalent to 6.9% of GDP that represent a 57.6% increase in real terms with respect to the same period in 2005. This result was influenced by companies’ greater profits due to the higher international price of minerals and greater economic activity.

In 2001, the primary deficit was US$350 million or 0.6% of GDP, which the government financed through foreign credits, privatization proceeds and issuances of bonds in nuevos soles. In 2002, the central government registered a primary deficit of US$88 million, or 0.2% of GDP. The government financed its 2002 deficit through a combination of privatization proceeds and issuances of bonds in nuevos soles and in U.S. dollars. In 2003, the central government registered a primary surplus of US$137 million, or 0.2% of GDP. The increase was due to an increase in tax revenues of 13.9%. In 2004, the central government registered a primary surplus of US$411 million, or 0.6% of GDP. In 2005, the central government registered a primary surplus of US$898 million, or 1.1% of GDP. These increases in 2004 and 2005 were due to higher tax revenues resulting from increased economic activity. During the six months ended June 30, 2006, the central government registered a primary surplus of US$2.6 billion, or 5.9% of GDP, a 81.3% increase over the US$1.4 billion, or 3.6% of GDP, primary surplus registered for the six months ended June 30, 2005. The increase was due to an increase in higher income tax revenues of 57.6%.

The following tables provide information regarding government accounts for the periods shown.

Government Accounts

(in millions of U.S. dollars, at current prices)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005(1)		2005(1)		2006(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	US$	1,604	US$	1,708	US$	2,291	US$	2,644	US$	3,390	US$	1,961	US$	3,090
Capital gains tax		0		0		0		0		0		0		0
Taxes on goods and services:		4,381		4,772		5,355		6,055		6,778		3,315		3,758
General sales tax		3,366		3,583		4,055		4,747		5,546		2,662		3,145
Excise taxes		1,015		1,189		1,300		1,309		1,232		652		613
Import tariffs		794		705		733		804		952		469		408
Other taxes		(72)		(349)		(503)		(381)		(336)		(183)		(191)

Total tax revenue		6,707		6,836		7,875		9,122		10,784		5,561		7,065
Non-tax revenue(2)		1,002		1,278		1,196		1,241		1,654		770		985

Total current revenue		7,709		8,113		9,071		10,363		12,438		6,332		8,050
Capital revenue		83		105		104		55		117		39		51

Total fiscal revenue	US$	7,792	US$	8,219	US$	9,175	US$	10,418	US$	12,555	US$	6,371	US$	8,100

Expenditures:
Current expenditures:
Wages and salaries	US$	2,344	US$	2,535	US$	2,778	US$	3,078	US$	3,513	US$	1,662	US$	1,769
Goods and services		2,115		1,952		2,109		2,407		2,715		1,161		1,324
Current transfers		2,478		2,696		2,978		3,264		3,947		1,702		1,907

Total current non-financial expenditures		6,937		7,183		7,865		8,749		10,175		4,525		5,001
Capital expenditures:
Fixed investment		1,045		976		1,009		1,120		1,351		354		430
Other		160		148		163		138		131		48		50
Of which:
Capital transfers		88		85		118		83		92		34		46

Total capital expenditures		1,205		1,124		1,172		1,258		1,482		402		480

Total expenditures	US$	8,142	US$	8,307	US$	9,038	US$	10,007	US$	11,657	US$	4,926	US$	5,480

Fiscal balance:
Primary fiscal balance	US$	(350)	US$	(88)	US$	137	US$	411	US$	898	US$	1,445	US$	2,620
Interest		1,160		(1,123)		1,205		1,285		1,454		688		799

Overall fiscal balance	US$	(1,510)	US$	(1,211)	US$	(1,068)	US$	(873)	US$	(555)	US$	757	US$	1,822

Financing:
Foreign financing	US$	585	US$	1,141	US$	973	US$	1,144	US$	(955)	US$	7	US$	(499)
Domestic financing		598		(351)		43		(384)		1,454		(797)		(1,336)
Privatization		327		421		52		114		56		32		13

Total financing	US$	1,510	US$	1,211	US$	1,068	US$	873	US$	555	US$	(757)	US$	(1,822)

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Government Accounts (as a percentage of GDP, at current prices)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005(1)	2005(1)	2006(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	3.0%	3.0%	3.7%	3.8%	4.3%	5.0%	6.9%
Capital gains tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Taxes on goods and services:	8.1	8.4	8.7	8.7	8.6	8.4	8.5
General sales tax	6.2	6.3	6.6	6.8	7.0	6.7	7.1
Excise taxes	1.9	2.1	2.1	1.9	1.6	1.6	1.4
Import tariffs	1.5	1.2	1.2	1.2	1.2	1.2	0.9
Other taxes	(0.1)	(0.6)	(0.8)	(0.5)	(0.4)	(0.5)	(0.4)

Total tax revenue	12.4	12.0	12.8	13.1	13.6	14.1	15.9
Non-tax revenue(2)	1.9	2.2	1.9	1.8	2.1	1.9	2.2

Total current revenue	14.3	14.2	14.8	14.9	15.7	16.0	18.1
Capital revenue	0.2	0.2	0.2	0.1	0.1	0.1	0.1

Total fiscal revenue	14.5%	14.4%	14.9%	15.0%	15.8%	16.1%	18.2%

Expenditures:
Current expenditures:
Wages and salaries	4.3%	4.4%	4.5%	4.4%	4.4%	4.2%	4.0%
Goods and services	3.9	3.4	3.4	3.5	3.4	2.9	3.0
Current transfers	4.6	4.7	4.8	4.7	5.0	4.3	4.3

Total current non-financial expenditures	12.9	12.6	12.8	12.6	12.8	11.4	11.2

Capital expenditures:
Fixed investment	1.9	1.7	1.6	1.6	1.7	0.9	1.0
Other	0.3	0.3	0.3	0.2	0.2	0.1	0.1
Of which:
Capital transfers	0.2	0.1	0.2	0.1	0.1	0.1	0.1
Total capital expenditures	2.2	2.0	1.9	1.8	1.9	1.0	1.1

Total expenditures	15.1%	14.6%	14.7%	14.4%	14.7%	12.5%	12.3%

Fiscal balance:
Primary fiscal balance	(0.6)%	(0.2)%	0.2%	0.6%	1.1%	3.7%	5.9%
Interest	2.1	2.0	2.0	1.8	1.8	1.7	1.8
Overall fiscal balance	(2.8)%	(2.1)%	(1.7)%	(1.3)%	(0.7)%	1.9%	4.1%

Financing:
Foreign financing	1.1%	2.0%	1.6%	1.6%	(1.2)%	0.0%	(1.1)%
Domestic financing	1.1	(0.6)	0.1	(0.5)	1.8	(2.0)	(3.0)
Privatization	0.6	0.7	0.1	0.2	0.1	0.1	0.0

Total financing	2.8%	2.1%	1.7%	1.3%	0.7%	(1.9)%	(4.1)%

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

One of the García administration’s highest priorities is maintaining fiscal discipline while reorienting public spending towards important social programs, particularly education. To achieve fiscal balance, the García administration has proposed to follow the provisions set forth under the Fiscal Responsibility and Transparency Act, in conjunction with the creation of a fiscal coordination committee to facilitate and supervise the fulfillment of the objectives of the Fiscal Responsibility and Transparency Act. One of the specific measures included in the 2007 budget is to limit the real growth of the non-financial current expenditures of the central government to 3%.

As part of its austerity program, the García administration reduced salaries of public officials and instituted a freeze on hiring of new personnel within the public sector, and prohibited the construction and purchase of real estate for administrative purposes.

Tax Regime

All government taxes in Peru are collected through SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides each agency with 2.0% of its total tax collections.

The following table presents the composition of Peru’s tax revenues for the periods shown.

Tax Revenue

(as a percentage of total tax revenue)

	For the twelve months ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005(1)	2005(1)	2006(1)
Income tax:
Individual	8.9%	9.3%	9.4%	9.0%	8.6%	8.7%	9.1%
Corporate	11.8	13.1	15.7	16.8	17.1	15.9	21.2
Clearing	3.2	2.5	4.0	3.2	5.7	10.6	13.4

Total income tax	23.9	25.0	29.1	29.0	31.4	35.3	43.7

Property tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Taxes on goods and services:
General Sales Tax	50.2	52.4	51.5	52.0	51.4	47.9	44.5
Selective consumption tax:
Fuel tax	9.9	12.5	12.0	10.2	7.3	7.7	5.4
Other	5.3	4.9	4.5	4.1	4.1	4	3.3

Total selective consumption tax	15.1	17.4	16.5	14.3	11.4	11.7	8.7

Total taxes on goods and services	65.3	69.8	68.0	66.4	62.9	59.6	53.2

Import tariffs	11.8	10.3	9.3	8.8	8.8	8.4	5.8
Other taxes	11.0	7.2	5.2	6.9	8.4	7.8	6.5
Tax refund	(12.1)	(12.3)	(11.6)	(11.1)	(11.5)	(11.1)	(9.2)

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank’s “Nota Semanal” Nº 38-2006.

Income Taxes

The current tax law provides for the following income tax rates for 2006:

Personal Annual Income(1) (in UIT(2))	2006 (in%)
Between 0 - 27	15.0
Between 27-54	21.0
Greater than 54	30.0

(1)	Annual income of individuals domiciled in Peru.
(2)	UIT is an annual reference index used for tax purposes. In 2006, UIT is equivalent to S/. 3,400.

Source: Ministry of Economy and Finance.

On January 1, 2004, a tax reform entered into effect with the aim to increase tax collection by providing new powers to the executive branch’s tax authority and to amend some of the income tax rules, including an increase in the corporate income tax rate from 27% to 30%, which applies to the worldwide income of enterprises legally regarded as domiciled in Peru. A tax of 4.1% applicable to dividends became effective on January 1, 2003.

The current tax law provides for the following corporate tax rates for 2006:

Corporate Tax	2006
Tax on reinvested net profits	30.0%
Tax on retained net profits:
Domestic companies	30.0%
Foreign companies	30.0%
Dividend tax (not applied to domestic companies)	4.1%

Source: Ministry of Economy and Finance.

Some forms of income are exempt from the corporate income tax, including:

•	income of religious and nonprofit institutions;

•	interest on development loans granted by international organizations or foreign governments;

•	interest and other gains on loans to the public sector;

•	interest on savings held in the domestic financial system;

•	royalties for technical assistance provided by international or foreign state agencies;

•	capital gains from the sale of registered securities, realized by companies;

•	capital gains from the sale of registered or unregistered securities by individuals;

•	interest and adjustments to principal from mortgage instruments; and

•	interest collected or paid by savings and loans cooperatives.

These exemptions are scheduled to expire on December 31, 2006.

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, in response to criticism of the tax from Congress and the business community, the government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the government proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005 and to 0.06% until its expiration at the end of 2006. The 0.06% rate never came in to effect. The actual rate is still 0.08%. The Peruvian government has asked Congress to maintain the ITF for 2007 with the 0.08% rate.

In June 2004, the Peruvian Congress passed legislation instituting a royalty tax on mining output effective as of that month, with payments commencing in January 2005. The royalty rate ranges from 1% to 3%, depending on the tax paying company’s annual concentrated mineral value. The proceeds are distributed in the regions where the mines are located.

Peru offers companies in various industries the following tax incentives to encourage their growth in various regions:

•	Companies operating in the Amazon region that are engaged in any of the following activities are subject to a 10% tax rate:

•	the farming, fishing, tourism or forestry industries;

•	large-scale agricultural production or cultivation of marine life for consumer consumption; or

•	manufacturing activities related to processing, transforming and commercializing primary products derived from the previous two activities above.

•	Companies in the industries listed in the immediately preceding item that operate in the departments of Loreto and Madre de Dios and in some districts of Ucayali are subject to a 5% tax rate.

•	Companies that operate in the Amazon region and engage principally in agriculture and/or transforming or processing products classified as native or alternative crops are exempt from income tax.

On November 13, 2004, a resolution of the Constitutional Tribunal was published, which rejected a measure, included in Peru’s budget for 2005, which would have required companies and individuals to prepay a portion of their income tax prior to the end of the year. The result was a budgetary shortfall of approximately S/. 700 million. On December 21, 2004, in an effort to diminish this shortfall, the Peruvian government enacted a temporary, two-year net asset tax of 0.6% (2005 and 2006) on businesses with assets exceeding S/. 5 million, effective as of January 1, 2005. The Peruvian government has asked Congress to maintain the net asset tax until 2007. This temporary tax, which does not apply to medium and small companies has been applied in revenues to 3,200 companies and raised approximately S/. 1,073.0 million in revenues in 2005.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. Capital gains derived from the following activities are exempt from income tax:

•	the sale by companies of securities registered with the Public Registry of Securities and Broker Dealers and sold through a securities clearing agency;

•	the sale of securities by individuals;

•	the sale of commodities through commodity exchanges regulated by CONASEV; and

•	the redemption and exchange of debt instruments and proprietary interests issued through a public offering by corporations, mutual funds, investment funds and trusts organized or established in Peru.

These exemptions are scheduled to expire on December 31, 2006.

General Sales Tax

Peru currently imposes a 17.0% Impuesto General a las Ventas, or General Sales Tax. The General Sales Tax is a value-added tax that applies to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each party in the chain of production generally collects the tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and selective consumption tax paid on those goods.

In the second half of 2002, Peru implemented a new structure for collection of the General Sales Tax. Under the new structure, buyers and the government withhold generally 6.0% of the taxable base of the transaction. The withholder pay the withheld amount directly to SUNAT to be credited against the General Sales Tax due by the supplier.

Some products and services are exempt from the General Sales Tax, including fishmeal, various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources. Individuals and companies operating in the Amazon region are exempted from the General Sales Tax with respect to goods and services consumed within that region.

The General Sales Tax does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the General Sales Tax they pay on the purchase of goods and services they export and can apply those reimbursements as credits to offset the General Sales Tax or income tax liabilities.

A 2% Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed along with the General Sales Tax.

Selective Consumption Tax

Peru applies a selective consumption tax, which is an excise tax, on selected goods and on gambling activities. The following table shows the tax rates currently applicable to selected goods.

Product	Rate
Soda	17%
Gambling	5-10%
New cars	10%
Used cars	30%
Wines, vermouths, ciders, whiskey, rum, gin	20%
Cigarettes	50%
Horse races	2%
Beer	27.8%

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/. 1.50 per litre.

Peru also imposes a tax on selected fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

Fuel	S/. per gallon(1)
Gasoline:
less than 84 octane	2.05
from 84 - 90 octane	2.66
from 91 - 95 octane	3.92
greater than 95 octane	3.15
Kerosene	2.11
Gasoil	1.54

(1)	As of November, 2006.

Source: Ministry of Economy and Finance.

Imports or sales of diesel or residual fuel to enterprises engaged in generating, marketing and distributing electrical power, as authorized by governmental decrees, are exempt from the selective consumption tax until December 31, 2006.

Other Levies

In June 2004, Congress passed legislation instituting a royalty tax on mining output effective as of that month, with payments commencing in January 2005. The royalty rate ranges from 1% to 3%, depending on the paying company’s annual concentrated mineral value. The proceeds are distributed in the regions where the mines are located.

Tax Amnesty

In March 2002, the government offered a tax amnesty, the RESIT, that exonerated all taxpayers from paying penalty fees and penalty interest on overdue tax payments. Taxpayers could elect to pay, in a single payment or in installments, the principal amount of taxes owed plus a minimal interest to settle their accounts. A similar amnesty, the SEAP, was offered in April 2001. No further amnesties were offered in 2003, 2004, 2005, or during the six months ended June 30, 2006.

Tax Enforcement

Peru measures tax evasion mainly with respect to the General Sales Tax (a value-added tax), and both SUNAT and the IMF conducted statistical analyses, concluding that approximately 38.5% of potential General Sales Tax collection was being evaded in 2005.

Peru has taken a series of steps to combat tax evasion and improve tax collection. These steps include:

•	establishing the Registro Único de Contribuyentes, or Taxpayer Registry, a computerized registry of taxpayers;

•	creating a dual structure for monitoring taxpayers with special units to monitor principal contributors, who currently account for approximately 88% of total tax revenues collected. Principal contributors are required to pay taxes directly at SUNAT’s premises, while other taxpayers pay their taxes in a private banking network of over 1,300 bank offices. The banking network and a computerized system that automatically monitors tax arrears for principal contributors help to plan auditing operations by providing an efficient means of conducting data analysis and monitoring collection trends;

•	simplifying the tax structure and reducing the number of taxes;

•	using more effectively SUNAT’s powers to effect attachment of delinquent taxpayers’ assets;

•	publishing delinquent taxpayers’ names;

•	increasing the number of audits of principal contributors; and

•	implementing a system of tax withholding for the General Sales Tax and all public sector taxpayers.

SUNAT has implemented the following additional measures to combat tax evasion and improve collections:

•	improving tax refund mechanisms to avoid refunds to companies with outstanding tax liabilities;

•	increasing the use of a set-off mechanism that permits SUNAT to deduct tax liabilities directly from a delinquent taxpayer’s bank accounts;

•	conducting approximately 5,883 audits of main taxpayers corporations and independent professionals as of 2005, focusing on collection of the General Sales Tax and corporate taxes, with audits of very large corporations to be conducted annually and audits of smaller corporations to be conducted every four years; and

•	improving information-sharing mechanisms on taxpayers between SUNAT and other government agencies.

The 2007 Budget

Pursuant to the Constitution and Ley General del Sistema Nacional de Presupuesto, Ley N° 28411, published on December 8, 2004, and effective as of January 1, 2005, the Ministry of Economy and Finance, acting through the Dirección Nacional del Presupuesto Público, or Public Budget Administration Office, is responsible for preparing Peru’s annual budget.

The annual budget is prepared on the basis of:

•	proposals submitted by the various public entities;

•	matching revenue estimates with goals and priorities established for each entity; and

•	coordinating balances for previous fiscal years and estimates for future fiscal years.

The Public Budget Administration Office submits its proposed budget to the Council of Ministers for approval. If the Council of Ministers approves the proposed budget, it is submitted by the President to Congress by August 30 of each year. Upon congressional approval, the proposed budget becomes the Annual Law of the Public Sector Budget. Under the Constitution, if by November 30 of any year Congress has not submitted to the executive branch an official document commenting on or approving the budget, the budgetary proposal submitted by the President is automatically adopted as the Annual Law of the Public Sector Budget.

The García administration submitted its 2007 budget proposal to Congress in August 2006, which is expected to be approved by the end of November 2006.

The following table summarizes the principal assumptions on which the 2006 budget was based.

Principal Budgetary Assumptions for 2007

2007
Projected real GDP growth	5.5%
Projected (cumulative) inflation	2.5%
Projected average exchange rate	S/. 3.29 per dollar

Source: Ministry of Economy and Finance, INEI, Central Bank.

The 2007 budget projects fiscal revenues of S/. 52.0 billion, or approximately US$15.8 billion, and non-financial public expenditures of S/. 48.8 billion, or approximately US$14.8 billion. The 2007 budget projects a non-financial public sector fiscal deficit of US$750 million, or 0.8% of projected GDP.

The following table summarizes the government’s principal economic targets for 2007.

Principal Economic Targets for 2007

	2007
Non-financial public sector deficit (as% of GDP)		0.8%
Central public sector expenditures (excluding interest payments) (as% of GDP)		12.2%
Gross public sector debt denominated in foreign currency (in millions of US$)	US$	22,176
Increase in Net International Reserves(1) of the Central Bank relative to December 2006 (in millions of US$)	US$	1,200

(1)	In September 2006.

Source: Central Bank, Ministry of Economy and Finance and ONP.

The figures set forth above represent Peru’s forecast with respect to the Peruvian economy for 2007. While the government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that actual economic results will not differ materially from the figures set forth above. See “Forward-Looking Statements” above.

Social Security

Peru has a two-tier pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the government. This system requires that the government contribute to finance pension payments. In 1993, the government also created AFPs as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the Oficina de Normalización Previsional, or Office of Pension Regularization; and

•	the special public-sector regimes for the military, police, teachers, various judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•	the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium and long term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

The private pension system consists of five AFPs. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within ten days of employment. Workers may leave the public pension system for an AFP at any time, but once they leave they cannot re-enroll in the public pension system. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the government increased the public pension system contribution rate from 3.0% to 11.0% in the early 1990s. In 2002, Congress approved an increase of the minimum monthly pension in the public pension system from S/. 300 to S/. 415. In 2005, the private pension system contribution rate was 12.9%. Workers are eligible to receive benefits at age 65.

In November 2004, Congress approved Laws Nº 28,389 and Nº 28,449, which reform the Constitution and aim to discontinue Regime Nº 20,530. This reform was designed to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

The Ministry of Economy and Finance is attempting to address the potential conflicts between the private pension system and the public system and to consolidate the achievements made in the private pension system while attempting to overcome the challenges facing the public pension system.

PUBLIC SECTOR DEBT

Peru’s total public sector debt consists of foreign currency-denominated debt and nuevo sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of June 30, 2006, all of Peru’s public sector external debt consisted of foreign currency denominated debt. As of December 31, 2005, public external debt totaled US$22.3 billion, or 28.1% of GDP, compared to US$24.5 billion, or 35.1% of GDP, as of December 31, 2004. As of June 30, 2006, public external debt totaled US$22.0 billion, or 26.2% of GDP, compared to US$23.6 billion, or 31.3% of GDP, as of June 30, 2005.

The following tables provide further information on public sector external debt as of the dates shown.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Official reserves liabilities:
IMF credit use	US$	202	US$	73	US$	—	US$	—	US$	—	US$	—	US$	—

Total official reserves liabilities		202		73		—		—		—		—		—
Official non-reserves liabilities:
Public sector		18,967		20,715		22,768		24,466		22,279		23,574		22,039

Total official non-reserves liabilities		18,967		20,715		22,768		24,466		22,279		23,574		22,039

Total official liabilities	US$	19,169	US$	20,788	US$	22,768	US$	24,466	US$	22,279	US$	23,574	US$	22,039

Total public sector external debt (as% of GDP)(1)		35.3%		36.7%		37.6%		35.1%		28.1%		31.3%		26.2%
Total public sector external debt (as% of total exports)(1)		207.0%		223.5%		213.5%		161.7%		110.0%		N/A		N/A

(1)	Peru does not include IMF credit use in reporting total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserves liabilities.

N/A= Not Available.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Public sector external debt	US$	18,967	US$	20,715	US$	22,768	US$	24,466	US$	22,279	US$	23,574	US$	22,039
Gross international reserves of the Central Bank		(8,838)		(9,690)		(10,206)		(12,649)		(14,120)		(13,576)		(14,494)

Public sector external debt, net of reserves	US$	10,129	US$	11,025	US$	12,562	US$	11,817	US$	8,159	US$	9,988	US$	7,545

Source: Central Bank.

Since 2001, Peru’s public sector external debt as a percentage of GDP and as a percentage of total exports of goods and services has fluctuated from 35.3% of GDP and 207.0% of total exports in 2001, to 36.7% of GDP and 223.5% of total exports in 2002, to 37.6% of GDP and 213.5% of total exports in 2003, to 35.1% of GDP and 161.7% of total exports in 2004 and 28.1% of GDP and 110.0% of total exports in 2005.

During the period from 2001 to 2005, multilateral debt represented, on average, 33.8% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 37.3% of outstanding multilateral debt each year from 2001 to 2005, and the IADB, representing, on average, 42.3% of outstanding multilateral debt each year from 2001 to 2005. Loans from the World Bank have funded projects relating to irrigation, agriculture, poverty reduction, education, health reform and transportation. Loans from the IADB have funded projects relating to poverty reduction, education, financial-sector reform and state modernization programs.

The following table provides information on capital flows from multilateral lenders for the periods shown.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	For the twelve months ended December 31,										For the six months ended June 30,
	2001		2002		2003		2004		2005		2005		2006
World Bank:
Disbursements minus principal amortizations	US$	35	US$	(17)	US$	182	US$	46	US$	(20)	US$	(89)	US$	(90)
Disbursements minus principal, interests and commissions		(151)		(158)		66		(46)		(125)		(135)		(155)

IADB:
Disbursements minus principal amortizations		268		156		(75)		232		246		71		(64)
Disbursements minus principal, interests and commissions		96		(11)		(236)		97		99		(2)		(146)

Source: Ministry of Economy (Dirección Nacional del Endeudamiento Público, or Office of Public Debt).

In January 2002, Peru signed a letter of intent with the IMF establishing a US$316 million stand-by credit facility from 2002 to 2004. In this letter, Peru agreed to economic targets and performance criteria upon which the IMF’s support will be conditioned. These targets, as amended on November 26, 2002 and March 17, 2003, included the following key economic targets for the period:

•	GDP growth of 3.5% to 4.0%;

•	a deficit of 2.3% of GDP in 2002 and 1.9% of GDP in 2003 in the consolidated public sector, which includes the non-financial public sector and the Central Bank;

•	a current account deficit of less than 2.3% of GDP;

•	a 2.5% inflation rate;

•	revenues of US$700 million generated through the sale of concessions and state assets; and

•	the maintenance of gross reserves adequate to cover ten months of imports of goods and services and the equivalent of 1.5 times the balance of external debt incurred in the following 12 months.

Peru’s primary goal in seeking the letter of intent was to gain the IMF’s support and oversight for its economic program in order to promote other sources of foreign credit.

On February 23, 2004, the IMF completed its fourth and final review of Peru’s performance under the two-year stand-by arrangement entered into in February 2002 and approved the release of an additional US$41 million to Peru, bringing the total amount available to approximately US$380 million. Peru did not draw down any of the funds available to it under the February 2002 stand-by arrangement.

On June 9, 2004, the Executive Board of the IMF approved a 26-month stand-by arrangement to help support Peru’s economic program through mid-2006. The total amount available to Peru under the stand-by arrangement was SDR 287.3 million (approximately US$422.8 million) with immediate access to a first drawing of SDR 80 million (approximately US$118 million). On November 22, 2004, the IMF completed its first review under the 2004 stand-by arrangement. The completion of the review made available for drawing an additional SDR 126.06 million (approximately US$191.2 million). The 26-month Stand-By Arrangement expired on August 16, 2006. The government achieved all the goals and implemented all of the structural changes required by that agreement. The Peruvian government expects to negotiate a new Stand-By Arrangement with the IMF in the coming months.

On December 3, 2004, Peru signed an agreement with the CAF for a US$80 million loan maturing in 2017. The proceeds of this loan were used to improve the general competitiveness of Peru by increasing fiscal discipline, enhancing the relations between the private sector and the government and reducing administrative barriers.

On December 16, 2004, Peru signed four loan agreements with the World Bank, each with a 14-year repayment period and an eight-year grace period. The proceeds of the first loan, for US$100 million, were used to support actions, objectives and policies designed to promote growth and achieve sustainable reductions in poverty through social reforms, such as, among others, improving education and health-care and promoting efficient management and transparency of government programs. The proceeds of the second loan, also for US$100 million, were used to aid the government in actions, objectives and policies designed to achieve decentralization and competitiveness reforms, such as, among others, strengthening certain accounting and reporting processes, improving institutional management, increasing the levels and competitiveness of Peruvian exports and generally encouraging the development of a business environment more conducive to internal and external private investment. The proceeds of the third loan, for US$7.8 million, were used to improve the quality and delivery of social policies programs in the context of decentralization. Finally, the proceeds of the fourth loan, for US$8.8 million, were used to support fiscal sustainability, quality of service delivery and enhancement of competitiveness in the context of decentralization.

On December 15, 2004, Peru signed a loan agreement with the IADB for a US$300 million loan that has a repayment period of 20 years. The proceeds of the loan will be used to support improvements in the quality and efficiency of Peru’s social spending and the strengthening of Peru’s social safety network during the decentralization process, including, among others, developing systems to monitor the efficacy of public expenditures and governmental transfers and reconfiguring the A Trabajar temporary employment program to focus on job creation in periods of economic downturn.

In 2005, disbursements included US$379 million for infrastructure projects and US$2.3 billion for freely available payments. The projects consuming most borrowing included the Program on Economic Infrastructure and Social Development, and the rebuilding of the Rioja-Tarapoto highway, both of which were financed by loans from CAF. The IADB and the World Bank financed a program aimed at improving the quality of education, the rebuilding and maintenance of highways, and the national Mother-Child Insurance Program. The Paris Club provided disbursements on loans of US$172 million used to finance, among other projects, the hydro-electric station of Yuncan, expansion of electrification and improvement of the water drainage system in Piura, and the rebuilding of damaged roads. Of the total US$581 million freely available disbursements granted by international organizations, some US$350 million disbursed by the IADB was used to finance the Poverty Eradication and Development of Human Capital and the Quality Improvement and Management of Public Spending programs. Furthermore, the World Bank financed a US$150 million loan to implement the Decentralization and Competitiveness III (DECSAL) program, while the CAF financed three projects.

In 2006, Peru entered into two credit agreements with CAF for a total amount of US$24.9 million, which were used for the environmental and social management program for the indirect impact of the inter-oceanic highway in the south (“Programa para la gestión ambiental y social de los impactos indirectos del corredor vial Interoceánico Sur”) (US$10.0 million), and the full restoration of the Huancayo-Huancavelica railway (US$14.9 million); in addition, two credit transactions were undertaken with the IADB for a total amount of US$75.0 million to fund the science and technology program (US$25.0 million) and the program for the development of the streamlining sector (US$50.0 million). Additionally two loan agreements for a total amount of US$75.0 million were entered with the World Bank to fund the rural electricity program (US$50.0 million) and the consolidation of real estate rights (US$25.0 million). Lastly, US$14.9 million were borrowed from KFW to fund the municipal plan of basic services and an agreement with the United States government was reached, in the amount of US$10.0 million, for the acquisition of Torta de Soya under the PL-480 Program. In addition, two guarantees were granted for a total liability of US$88.0 million in order to secure the partial risk guarantee with the CAF granted in connection with the concession of Proyecto Olmos (US$28.0 million) and for the partial credit guarantee with the IADB to secure the annual payment of the works resulting from the concession of the roadway Eje Multimodal del Amazonas Norte (US$60 million).

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005			2006
Official creditors:
Multilateral debt:
IADB	US$	2,774	US$	3,015	US$	3,027	US$	3,292	US$	3,468	US$	3,311		US$	3,427
World Bank		2,626		2,609		2,790		2,836		2,816		2,746			2,725
IFAD(2)		23		24		26		25		24		23			25
IMF		185		163		139		104		57		78			40
OPEC(3)		12		13		12		10		9		10			9
Other		917		1,220		1,365		1,608		1,609		1,558			1,541

Total multilateral debt		6,536		7,044		7,359		7,875		7,983		7,726			7,767
Bilateral debt:
Paris Club(4)		4,493		4,786		5,018		4,858		2,539		4,256			2,631
United States		997		931		850		775		694		736			652
Latin America		71		57		47		40		32		34			27
East Europe countries and China		48		40		32		23		16		21	(5)		14	(5)
Japan		2,198		2,471		2,790		2,875		2,462		2,602			2,463
Other countries		0		0		0		0		0		0			0

Total bilateral debt		7,807		8,285		8,737		8,571		5,743		7,649			5,787

Total official debt		14,343		15,329		16,095		16,446		13,726		15,375			13,554
Private creditors:
Banking		21		11		5		4		1		4			1
Suppliers		876		951		1,038		1,072		159		990			74

Total private sector debt		897		962		1,042		1,075		160		994			75
Bonds:
Brady Bonds		3,727		2,501		2,457		2,390		2,300		2,345			2,256
Global Bonds		—		1,923		3,173		4,554		6,093		4,860			6,154

Total bonds		3,727		4,424		5,630		6,944		8,393		7,205			8,410

Total public sector external debt	US$	18,967	US$	20,715	US$	22,768	US$	24,466	US$	22,279	US$	23,574		US$	22,039

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	International Fund for Agricultural Development.
(3)	Organization of Petroleum Exporting Countries.
(4)	Includes the following countries: Germany, Austria, Belgium, Canada, Spain, Finland, France, Italy, Norway, the Netherlands, the United Kingdom, South Africa and Sweden.
(5)	Does not include China.

Source: Ministry of Economy and Finance.

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
Official creditors:
Multilateral debt:
IADB	14.6%	14.6%	13.3%	13.5%	15.6%	14.0%	15.5%
World Bank	13.8	12.6	12.3	11.6	12.6	11.7	12.4
IFAD(2)	0.1	0.1	0.1	0.1	0.1	0.1	0.1
IMF	1.0	0.8	0.6	0.4	0.3	0.3	0.2
OPEC(3)	0.1	0.1	0.1	—	—	—	—
Other	4.8	5.9	6.0	6.6	7.2	6.6	7.0

Total multilateral debt	34.5	34.0	32.3	32.2	35.8	32.8	35.2

Bilateral debt:
Paris Club(4)	23.7	23.1	22.0	19.9	11.4	18.1	11.9
United States	5.3	4.5	3.7	3.2	3.1	3.1	3.0
Latin America	0.4	0.3	0.2	0.2	0.1	0.1	0.1
East Europe countries and China	0.3	0.2	0.1	0.1	0.1	0.1	0.1
Japan	11.6	11.9	12.3	11.8	11.1	11.0	11.2
Total bilateral debt	41.2	40.0	38.4	35.0	25.8	32.4	26.3

Total official debt	75.7	74.0	70.7	67.2	61.6	65.2	61.5

Private creditors:
Banking	0.1	0.1	—	—	—	—	—
Suppliers	4.6	4.6	4.6	4.4	0.7	4.2	0.3

Total private sector debt	4.7	4.6	4.6	4.4	0.7	4.2	0.3

Bonds:
Brady Bonds	19.6	12.1	10.8	9.8	10.3	9.9	10.2
Global Bonds	—	9.3	13.9	18.6	27.3	20.6	27.9

Total bonds	19.6	21.4	24.7	28.4	37.7	30.6	38.2

Total public sector external debt	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	International Fund for Agricultural Development.
(3)	Organization of Petroleum Exporting Countries.
(4)	Includes the following countries: Germany, Austria, Belgium, Canada, Spain, Finland, France, Italy, Norway, the Netherlands, the United Kingdom, South Africa and Sweden.

Source: Ministry of Economy and Finance.

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Short-term debt	US$	23	US$	19	US$	12	US$	18	US$	23	US$	21	US$	22
Medium- and long-term debt		19,169		20,788		22,768		24,466		2,279		4,351		2,096
Short-term debt (as% of total public sector external debt)		0.1%		0.1%		0.1%		0.1%		0.1%		0.1%		0.1%
Medium- and long-term debt (as% of total public sector external debt)		99.9%		100.0%		100.0%		99.9%		99.9%		99.9%		99.9%

(1)	Includes Central Bank debt.
(2)	Preliminary data.

Source: Central Bank.

The following table provides public sector external debt by currency as of June 30, 2006.

Summary of Public Sector External Debt by Currency

(in millions of U.S. dollars, except for percentages)

	As of June 30, 2006(1)(2)
Currency	US$		%
U.S. dollar		14,963,289	67.89
Japanese yen		2,466,544	11.19
Special Drawing Rights		64,707	0.29
Single currency pool(3)		852,555	3.87
IADB unit of account(4)		865,275	3.93
English pound		105,128	0.48
Canadian dollar		47,955	0.22
Swedish krona		38,433	0.17
Norwegian kroner		25,231	0.11
Euro(5)		2,609,879	11.84
Swiss franc		406	0.00

Total	US$	22,039,404	100%

(1)	The exchange rates used correspond to those of June 30, 2006.
(2)	Includes balances of the COFIDE loans for US$30 million not guaranteed by Peru.
(3)	Calculated using the conversion value of the IBRD (International Bank for Reconstruction and Development) based on a basket of national currencies.
(4)	Calculated using the conversion value of the IADB based on a basket of national currencies.
(5)	The issuance of EURO 650 Million has a currency SWAP Agreement with dollars.

Source: Ministry of Economy and Finance.

During the period from 2001 to 2005, total public sector external debt service ranged, as a percentage of total fiscal revenue, from a low of 23.2% in 2001 to a high of 39.0% in 2005, which includes the Paris Club and the Japeco partial prepayment. Public sector external debt service measured as a percentage of total exports of goods and services ranged from a low of 21.5% in 2001 to a high of 53.6% in 2005. As a percentage of GDP, public sector external debt service increased from 3.6% in 2001 and 2004 to 6.2% in 2005. The amortization shown in 2005 includes Paris Club and Japeco prepayments.

The following table provides information regarding Peru’s public sector external debt service as of the dates shown.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005(4)		2006(4)
Interest payments	US$	1,076	US$	1,010	US$	1,084	US$	1,166	US$	1,274	US$	617	US$	635
Amortization		886		1,830		1,171		1,363		3,621		716		634

Total public sector external debt service	US$	1,962	US$	2,840	US$	2,255	US$	2,529	US$	4,895	US$	1,333	US$	1,269

As% of total exports(2)		21.5%		31.1%		24.7%		27.7%		53.6%		14.6%		13.9%
As% of total exports and workers’ remittances		19.8		28.9		22.5		24.6		46.3		13.6		12.7
As% of GDP		3.6		5.0		3.7		3.6		6.2		3.4		2.9
As% of total fiscal revenue		23.2		34.6		24.6		24.3		39.0		20.9		15.7

(1)	Medium and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.
(3)	Includes US$902 million in Brady Bonds exchanged for global bonds.
(4)	Preliminary data.

Source: Central Bank.

In 2005, interest payments on the public sector external debt were US$1.3 billion, or 1.6% of GDP, compared to US$1.2 billion or 1.6% of GDP, in 2004. In 2005, Peru paid US$317.2 million in interest to Paris Club creditors, US$354.2 million to multilateral creditors, US$111.4 million to holders of Brady Bonds, US$439.3 million to holders of sovereign bonds and US$59.5 million to other creditors.

As of June 30, 2006, interest payments on the public sector external debt were US$635 million, or 2.9% of GDP, compared to US$617 million or 3.4% of GDP as of June 30, 2005. As of June 30, 2006, Peru paid US$129 million in interest to Paris Club creditors, US$211 million to multilateral creditors, US$57 million to holders of Brady Bonds, US$232 million to holders of sovereign bonds and US$6.0 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2010.

Estimated Public Sector Debt Service by Debtor (1)(2)

2006 - 2010

(in millions of U.S. dollars)

	April-December 2006						2007						2008						2009						2010
	Principal		Interest		Total		Principal		Interest		Total		Principal		Interest		Total		Principal		Interest		Total		Principal		Interest		Total
Non-financial public sector:	US$	557	US$	712	US$	1,269	US$	1,159	US$	1,340	US$	2,499	US$	1,645	US$	1,258	US$	2,902	US$	1,147	US$	1,170	US$	2,317	US$	1,431	US$	1,100	US$	2,531
Central government		540		703		1,243		1,124		1,324		2,448		1,610		1,243		2,853		1,114		1,157		2,270		1,396		1,088		2,485
Public enterprises		17		9		26		35		17		52		34		15		49		33		13		47		35		12		47
Financial public sector		16		7		24		30		15		45		30		14		44		34		13		47		32		11		43
Total public sector	US$	573	US$	719	US$	1,292	US$	1,189	US$	1,355	US$	2,544	US$	1,675	US$	1,271	US$	2,946	US$	1,181	US$	1,183	US$	2,364	US$	1,462	US$	1,112	US$	2,574

(1)	Preliminary estimates, as of June 30, 2006.
(2)	Includes loans of COFIDE without Peru’s guarantee.

Sources: Central Bank and Ministry of Economy and Finance.

Peru issued public sector external bonds in connection with the Brady restructuring. As of June 30, 2006 approximately US$2.2 billion principal amount remained outstanding on the Brady Bonds. For a description of the Brady restructuring, see “—Debt Management and Restructuring” below.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates shown.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of December 31,										As of June 30,
	2001		2002		2003		2004		2005		2005		2006
Long-term debt(1)
Banco de la Nación	US$	1,023	US$	937	US$	968	US$	929	US$	890	US$	909	US$	838
Treasury bonds		4,218		4,278		4,490		4,832		5,954		5,067		6,353
Other		5,293		52		52		52		52		52		52

Total long-term debt		5,293		5,267		5,510		5,813		6,896		6,028		7,243
Short-term debt		496		521		618		627		793		303		417

Total	US$	5,789	US$	5,788	US$	6,128	US$	6,440	US$	7,689	US$	6,331	US$	7,660

Total public sector domestic debt, as% of GDP		7.3%		14.6%		13.8%		9.2%		9.7%		16%		17.2%

(1)	These numbers do not include bonds of the Oficina de Normalización (O.N.P.).

Sources: Central Bank and Ministry of Economy and Finance.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates shown.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of December 31, 2005		Principal Amount Outstanding as of June 30, 2006
Central Bank capitalization bonds	US$	0	US$	0
Financial system support bonds		222		238
Debt exchange bonds(2)		122		107
Pension reform bonds(3)		2,677		2,795
Sovereign bonds		2,951		3,265
Other bonds		34		0

Total	US$	6,006	US$	6,405

(1)	Preliminary data.
(2)	Represents public treasury bonds exchanged with the Banco de la Nación for the cancellation of certain public sector external debt.
(3)	The registered debt balance for the pension reform bonds are measured at present value.

Source: Central Bank and Ministry of Economy and Finance.

In March 2001, the government established a public auction system for bonds issued in soles. This system has increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk.

Debt Management and Restructuring

The regional debt crisis, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982-1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the Peruvian government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of US$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from US$10.9 billion to US$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of US$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF has approved the following credit facilities:

•	in 1993, the IMF approved a US$1.5 billion Extended Fund Facility for the period from 1993 to 1995;

•	in 1996, the IMF approved a US$358 million Extended Fund Facility for the period from 1996 to 1998;

•	in 1999, the IMF approved a US$512 million Extended Fund Facility for the period from 1999 to 2000;

•	in 2002, the IMF approved a US$316 million stand-by credit facility for the period from 2002 to 2004; and

•	in 2004, the IMF approved a US$423 million stand-by credit facility for the period from 2004 to mid-2006.

Except for the 2004 stand-by credit facility on which Peru does not intend to draw and the 2002 stand-by credit facility on which Peru did not draw, these credit facilities were primarily intended to help Peru overcome its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled US$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional US$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional US$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a ten-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from US$970 million per year to approximately US$530 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from US$1.2 billion per year to approximately US$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from US$10.6 billion to US$4.9 billion, US$2.4 billion of which were Past-Due Interest Bonds, US$1.7 billion were Front-Loaded Interest Reduction Bonds, US$572 million were Floating Rate, or Discount, Bonds and US$183 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each have a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

In February 2002, Peru launched its first international bond offering in 74 years. Peru issued US$500 million principal amount of global bonds. At the same time, Peru retired US$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further US$923 million principal amount of global bonds. The exchange lowered Peru’s debt by US$111 million and released US$50 million in collateral backing the Brady Bonds. After issuing the global bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are US$1.1 billion of Past-Due Interest Bonds, US$1.2 billion of Front-Loaded Interest Reduction Bonds, US$198 million of Discount Bonds and US$64 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued the following additional series of bonds in the international markets:

•	In December 2002, Peru issued US$500 million principal amount of its 9.125% debt securities due 2008.

•	In February 2003, Peru issued US$500 million principal amount of its 9.875% debt securities due 2015.

•	In March 2003, Peru issued US$250 million principal amount of its 9.875% debt securities due 2015. This offering was a reopening of the February 2003 offering.

•	On November 21, 2003, Peru issued US$500 million of its 8.750% debt securities due 2033.

•	On May 3, 2004, Peru issued US$500 million of its 8.375% debt securities due 2016.

•	On October 7, 2004, Peru issued €650 million of its 7.50% debt securities due 2014.

•	In January 2005, Peru issued US$400 million principal amount of its 8.75% debt securities due 2033. This offering was a reopening of the November 2003 offering.

•	On July 19, 2005, Peru issued an aggregate principal amount of US$750 million of its 7.35% debt securities due 2025. The proceeds of this transaction were used to prepay Paris Club creditors.

•	In December 2005, Peru issued US$500 million principal amount of its 7.35% debt securities maturing in 2025. This offering was a reopening of the July 2005 offering. The proceeds of this transaction were used to prepay the Japan Peru Oil Co. loans.

Peru has used the proceeds from these international bond offerings to repay existing debt, to increase international reserves, and for the general purposes of the government, including financial investment and the refinancing, repurchasing and retiring of domestic and external indebtedness.

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired US$20 million in Peruvian debt. Elliot Associates obtained a US$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated for interest payments on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of US$80 million on the Brady Bonds, even though it had deposited in its account at Chase sufficient funds to make the payment.

On September 26, 2000, Elliot Associates obtained an injunction against the Euroclear System clearing agency that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against the Euroclear System, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all its debt payments to Elliot Associates in accordance with the terms of the settlement.

Three other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady restructuring, Peru has been in default on payments to these creditors. As of June 30, 2006, these payments totaled US$10.6 million in principal and interest. There are no further scheduled amortizations or interest payments on these debts. None of these creditors has submitted claims against Peru for overdue amounts.

As of the date of this prospectus, Peru is unaware of any other claims filed against it, in Peru or abroad, for overdue debt payments, and Peru is not involved in any disputes with its internal or external creditors.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities, warrants and units that Peru may offer. Each time Peru offers securities, Peru will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from that in any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Peru will issue the debt securities under a fiscal agency agreement, dated as of February 6, 2003, as amended by Amendment No. 1, dated November 21, 2003, and Amendment No. 2, dated October 14, 2004, to the fiscal agency agreement, between Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, or another fiscal agency agreement in a substantially similar form. The fiscal agency agreement, as amended by Amendment No. 1 and Amendment No. 2, and it may be further amended from time to time, is referred to herein as the fiscal agency agreement. Peru has filed the fiscal agency agreement with the SEC and at the office of the fiscal agent in New York. You should read the fiscal agency agreement, the form of debt securities attached at the end of the fiscal agency agreement and the applicable prospectus supplement before making your decision whether to invest in the debt securities.

In this description of the debt securities, you will see some capitalized terms. These terms have particular legal meanings, which you can find under “—Defined Terms” below.

Overview

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to that series of debt securities. Those terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	if that series of debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, and the interest payment dates and the record dates for these interest payment dates;

•	the maturity date;

•	a description of any index Peru will use to determine the amount of principal, premium or interest payments;

•	the places where and the manner in which principal, interest and other payments will be made;

•	the form of debt security, and, in the case of global securities, the depositary;

•	if that series of debt securities will be guaranteed, the guarantor and whether the guarantee will be partial or full;

•	any mandatory or optional sinking fund provisions;

•	any provisions that will allow Peru to redeem that series of debt securities at its option;

•	any provisions that entitle the holders to early repayment at their option;

•	the currency in which that series of debt securities is denominated and in which Peru will make payments;

•	if other than the law of the State of New York, the law of the governing jurisdiction;

•	the authorized denominations;

•	any additional agreements of Peru and any additional events that give holders of that series of debt securities the right to accelerate the maturity of the debt securities;

•	any terms upon which holders of that series of debt securities may exchange or convert the debt securities;

•	whether that series of debt securities will be listed and, if listed, the stock exchanges on which it will be listed; and

•	any other terms of that series of debt securities.

Peru may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or into which it will be converted will be described in the prospectus supplement relating to that exchangeable or convertible debt security.

Peru may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that, at the time of issuance, is below market rates. Peru may also issue floating-rate debt securities that are exchangeable for fixed-rate debt securities. Peru will describe the applicable U.S. federal income tax consequences in the prospectus supplements for these offerings.

Peru is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain terms different from those included in the fiscal agency agreement and described in this prospectus.

Status

The debt securities will be direct, general, unconditional, unsubordinated and unsecured obligations of Peru. Peru has pledged its full faith and credit to make all payments on the debt securities when due. The debt securities will rank equally, without any preference among themselves, with all of Peru’s other existing and future unsecured and unsubordinated External Indebtedness.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Peru will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of US$1,000 and integral multiples of US$1,000.

Debt securities in book-entry form will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC. Beneficial ownership interests in a global security will only be recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking société anonyme, or Clearstream, Luxembourg.

Payments

Unless otherwise provided in the prospectus supplement for an offering, Peru will pay principal and interest payable on any maturity date in U.S. dollars in immediately available funds to the person in whose name each debt security is registered on its maturity date, upon presentation and surrender of the debt security at the corporate trust office of the fiscal agent or, subject to applicable laws and regulations, at the office of any paying agent. Peru will pay interest on each debt security, other than interest payable on any maturity date, to the person in whose name the debt security is registered at the close of business on the record date for the relevant interest payment date.

Because each debt security will be represented by one or more global notes and beneficial interests in the debt securities may not be exchanged for debt securities in physically-certificated form, except in limited circumstances, Peru will make payments of principal and interest on each debt security by directing the fiscal agent to make a wire transfer of U.S. dollars to DTC or its nominee as the registered owner of the debt securities, which will receive the funds for distribution to the beneficial owners. Upon receipt of any payment of principal of or interest on any debt securities, DTC will credit the appropriate DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the debt securities as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in debt securities held through those DTC participants will be the responsibility of those DTC participants. A beneficial owner should contact the institution through which it intends to hold its beneficial interest in debt securities to determine how payments of principal of or interest on those debt securities will be credited to its accounts.

Peru, the fiscal agent and any paying agent will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the debt securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

If Peru does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail, or direct the fiscal agent to mail, a check to the holder of the affected debt security on or before the due date for the payment at the address that appears on the security register maintained by the fiscal agent on the applicable record date.

The record date with respect to any interest payment date will be the 15th day prior to that interest payment date, whether or not that record date is also a business day.

Any payment of principal or interest required to be made on a payment date that is not a business day may be made on the next business day with the same force and effect as if made on that payment date, and no interest will accrue with respect to the payment for the period from and after that payment date.

The fiscal agent will hold in trust, for the benefit of the beneficial owners of the debt securities, any funds transferred by Peru to the fiscal agent pending the application of those funds to pay principal and interest on the debt securities. If any funds that Peru transfers to the fiscal agent to make payments on the debt securities is unclaimed at the end of two years after the applicable payment was due and payable, the fiscal agent will return those funds to Peru and the relevant holders of the debt securities may look only to Peru for any payment to which the holders are entitled.

Paying Agents; Transfer Agents; Registrar

With respect to any series of debt securities, Peru may appoint paying agents, transfer agents and registrars that will be listed at the back of the applicable prospectus supplement. Peru may at any time appoint additional or replacement paying agents, transfer agents and registrars. Peru will, however, maintain a paying agent and a registrar in The City of New York until the debt securities are paid.

In addition, so long as required by the rules of the Luxembourg Stock Exchange, Peru will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of debt securities listed on the Luxembourg Stock Exchange. Peru will promptly provide notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with a series of the debt securities.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the prospectus supplement for an offering, the debt securities will not be redeemable before maturity at the option of Peru or repayable before maturity at the option of the holder. Nevertheless, Peru may at any time purchase any of the debt securities at any price in the open market or otherwise. Peru may hold or resell any debt securities it purchases or it may surrender them to the fiscal agent for cancellation. Any debt securities Peru purchases may not be re-issued or resold except in compliance with the Securities Act of 1933, as amended, and other applicable laws.

Replacement, Exchange and Transfer of Debt Securities

Beneficial interests in any global security representing debt securities may be exchanged for physical debt securities only in the circumstances described under “Book Entry; Delivery and Form” below. If Peru issues physical debt securities, holders may present their debt securities for exchange with debt securities of a different authorized denomination, together with a written request for an exchange, at the office of the fiscal agent in The City of New York, or at the office of any paying agent. In addition, holders may transfer their physical debt securities in whole or in part by surrendering them, together with an executed instrument of transfer, at any of those offices. Peru will not charge holders for the costs and expenses for the exchange, transfer or registration of transfer of the debt securities. Peru may, however, charge holders for applicable stamp duty, tax or other governmental charges.

If a physical debt security becomes mutilated, defaced, destroyed, lost or stolen, Peru may issue, and the fiscal agent will authenticate and deliver, a substitute debt security in replacement. In each case, the affected holder will be required to furnish to Peru, the fiscal agent and any other parties Peru specifies an indemnity under which the affected holder agrees to pay Peru, the fiscal agent and the other specified parties for any losses they may suffer relating to the debt security that was mutilated, defaced, destroyed, lost or stolen. Peru and the fiscal agent may also require that the affected holder present other documents and proof. The affected holder will be required to pay all expenses and reasonable charges for the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Additional Amounts

Peru will pay all principal and interest on the debt securities without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed by Peru or by any political subdivision of or taxing authority in Peru. If Peru is required by law to make any such withholding or deduction, it will pay such additional amounts as may be necessary to ensure that the net amounts receivable by the holders of the affected debt securities after such withholding or deduction shall equal the amount that would have been receivable in respect of such debt securities in the absence of such withholding or deduction.

Peru will not, however, pay any additional amounts if a holder is subject to withholding or deduction due to one of the following reasons:

•	that holder has some connection with Peru other than merely holding the debt security or receiving principal or interest on any debt security;

•

that holder has not complied with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Peru, or any political subdivision of or taxing authority in Peru, of the holder of the debt security or any interest in or rights in respect of the debt security, if compliance is required by Peru, or any political subdivision of or taxing authority in Peru, under applicable law or any international treaty in effect, as a precondition to exemption from the deduction or withholding; or

•	the holder has not presented its debt security for payment within 30 days after Peru first made a principal or interest payment available on that debt security.

Defined Terms

The following definitions are used in the debt securities:

•	“External Indebtedness” means obligations of, or guaranteed, whether by contract, statute or otherwise, by Peru for borrowed money or represented by bonds, debentures, notes or similar instruments denominated or payable, or which, at the option of the holder, may be payable in a currency other than the currency of Peru or by reference to a currency other than the currency of Peru, other than any such obligations originally issued or incurred within Peru.

•	“Public External Indebtedness” means any External Indebtedness that (a) is in the form of, or represented by, bonds, notes or other securities that are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market, including, without limitation, securities for resale under Rule 144A under the Securities Act, or any successor law or regulation of similar effect, and (b) has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Peru to a period in excess of one year.

•	“Project Financing” means any financing of all or part of the costs of the acquisition, construction or development of any project if the person or persons providing that financing expressly agree to limit their recourse to the project financed and the revenues derived from that project as the principal source of repayment for the funds advanced.

•	“Security Interest” means any security interest, including, without limitation, any lien, pledge, mortgage, deed of trust or charge, or any encumbrance or preferential arrangement that has the practical effect of constituting a security interest.

Negative Pledge

While any of the debt securities are outstanding, Peru will not create or allow any Security Interest to be placed on or any part of its present or future revenues or assets to secure Public External Indebtedness, unless Peru creates or allows a Security Interest on the same terms for its obligations under the debt securities. Peru may, however, create or allow:

•	Security Interests created prior to February 7, 2002;

•	Security Interests securing Public External Indebtedness incurred in connection with a Project Financing, provided that the Security Interest is solely in assets or revenues of the project for which the Project Financing was incurred;

•	Security Interests securing Public External Indebtedness Peru incurred or assumed to finance or refinance the acquisition of the assets in which those Security Interests have been created or allowed and any Security Interests existing on those assets at the time of their acquisition;

•	Security Interests securing Public External Indebtedness arising in the ordinary course to finance export, import or other trade transactions, and in which Public External Indebtedness matures, after giving effect to all renewals and refinancing thereof, not more than one year after the date on which that Public External Indebtedness was originally incurred;

•	Security Interests securing Public External Indebtedness that, together with all other Public External Indebtedness secured by Security Interests, excluding Public External Indebtedness secured by other permitted Security Interests, does not exceed US$25,000,000 aggregate principal amount, or its equivalent in other currencies;

•	Security Interests arising by operation of a currently existing law in connection with Public External Indebtedness, including, without limitation, any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions, in each case deposited with or delivered to those financial institutions in the ordinary course of the depositor’s activities;

•	Security Interests created in connection with the transactions contemplated by Peru’s financing plan dated June 5, 1996, and its implementing documentation, including Security Interests to secure obligations under the collateralized bonds issued under that financing plan (the Par Bonds, Discount Bonds and Front-Loaded Interest Reduction Bonds) and any Security Interest securing obligations of Peru outstanding as of June 5, 1996, to the extent required to be equally and ratably secured with any such bonds;

•	Security Interests issued upon surrender or cancellation of the Par Bonds, Discount Bonds or Front-Loaded Interest Reduction Bonds, or the principal amount of any Public External Indebtedness outstanding as of June 5, 1996, in each case, to the extent that Security Interest is created to secure Public External Indebtedness on a basis comparable to the Par Bonds, Discount Bonds and Front-Loaded Interest Reduction Bonds;

•	Security Interests on shares of, or other assets of, any present or former Peruvian public sector entity created or granted by Peru in connection with, or in anticipation of, the privatization of that entity; and

•	any renewal or extension of any of the Security Interests stated above.

Particular Provisions Applicable to the Debt Securities

Any series of debt securities issued under this prospectus will contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from the provisions governing the series of debt securities issued by Peru in the past. The provisions described in this prospectus will govern any series of debt securities Peru will issue under this prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Peru may amend certain key terms of the debt securities of a series, including the maturity date, amounts payable and other payment terms, with the consent of fewer than all the holders of debt securities of the relevant series. These collective action clauses are described below.

Default; Acceleration of Maturity

Unless otherwise specified in the prospectus supplement for an offering, each of the following events is an event of default under any series of debt securities:

(1) Non-Payment:

•	Peru fails to pay for 30 days principal on that series of debt securities when due; or

•	Peru fails to pay for 30 days interest on that series of debt securities when due; or

(2) Breach of Other Obligations: Peru fails to perform any other obligation under that series of debt securities and that failure is incapable of remedy or is unremedied within 60 days after the fiscal agent has given written notice to Peru; or

(3) Cross Default: Peru fails to make any payment when due in respect of:

•	External Indebtedness outstanding as of February 21, 2002; and

•	Public External Indebtedness;

in an aggregate principal amount in excess of US$25,000,000, or its equivalent in any other currency, and that failure continues beyond the applicable grace period; or

(4) Cross Acceleration: an acceleration of the maturity of:

•	External Indebtedness outstanding as of February 21, 2002; and

•	Public External Indebtedness;

in an aggregate principal amount in excess of US$25,000,000, or its equivalent in any other currency; or

(5) Moratorium: Peru declares a general suspension of payments or a moratorium on payment of all or a portion of its External Indebtedness; or

(6) Validity:

•	Peru contests the validity of, or its obligations under, that series of debt securities or, to the extent adversely affecting that series of debt securities, the fiscal agency agreement; or

•	Peru denies any of its obligations under that series of debt securities or, to the extent adversely affecting that series of debt securities, the fiscal agency agreement; or

•	any constitutional provision, treaty, law, regulation, decree, or other official pronouncement of Peru, or any final decision by any court in Peru having jurisdiction, renders it unlawful for Peru to pay any amount due on that series of debt securities or to perform any of its obligations under that series of debt securities or, to the extent adversely affecting that series of debt securities, the fiscal agency agreement; or

(7) Judgments: any writ, execution, attachment or similar process is levied against all or any substantial part of Peru’s assets in connection with any judgment for the payment of money exceeding US$25,000,000, or its equivalent in any other currency, and Peru fails to satisfy or discharge that judgment, or adequately bond, contest in good faith or receive a stay or execution or continuance in respect of that judgment, within a period of 120 days; or

(8) Membership in the IMF: Peru fails to maintain its membership in, and its eligibility to use the general resources of, the IMF.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as defined below) may, by written notice given to Peru, with a copy to the fiscal agent, declare all the debt securities of that series to be immediately due and payable. Upon any declaration of acceleration, the principal, interest and all other amounts payable on that series of debt securities will become immediately due and payable on the date that the written notice is received at the offices of the fiscal agent, unless Peru has remedied the event or events of default prior to receiving the notice.

The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of any series may rescind or annul a declaration of acceleration on behalf of all holders of debt securities of that series if:

•	following the declaration that the debt securities of that series are immediately due and payable, Peru deposits with the fiscal agent a sum sufficient to pay all overdue installments of principal, interest and other amounts in respect of the debt securities of that series, as well as the reasonable fees and compensation of the fiscal agent; and

•	all other events of default have been remedied.

Fiscal Agent

The fiscal agency agreement establishes:

•	the obligations of the fiscal agent;

•	the right to indemnification of the fiscal agent;

•	the liability and responsibility, including limitations on liability and responsibility, for actions that the fiscal agent takes; and

•	that the fiscal agent may enter into business transactions with Peru as freely as if it were not the fiscal agent.

Peru may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. In addition, Peru may appoint different fiscal agents for different series of debt securities. The fiscal agent is not a trustee for the holders of debt securities and does not have the same responsibilities to act for the holders as would a trustee. Peru may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent.

Amendments and Waivers

Peru and the fiscal agent may, with the consent of the holders of at least 66-2/3% in aggregate principal amount of the then outstanding debt securities of any series, modify and amend the provisions of that series of debt securities or the fiscal agency agreement, including to grant waivers of future compliance or past default by Peru.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities of any series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of the relevant series that would:

•	change the due dates for the payment of principal of or any installment of interest on that series of debt securities;

•	reduce any amounts payable on that series of debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of that series of debt securities;

•	change the payment currency or places of payment for that series of debt securities;

•	permit early redemption of that series of debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of that series of debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to that series of debt securities) or the terms and conditions of that series of debt securities or to take any other action with respect to that series of debt securities or change the definition of “outstanding” with respect to that series of debt securities;

•	change Peru’s obligation to pay any additional amounts;

•	change the governing law provision of that series of debt securities;

•	change the courts to the jurisdiction of which Peru has submitted Peru’s obligation to appoint and maintain an agent for service of process with an office in New York, or Peru’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon that series of debt securities, as described in this prospectus;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the status of the debt securities of a series, as described under “—Status” above.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities of a series, can be made without your consent, as long as a supermajority of the holders of that series (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agrees to the change.

No consent of the holders of debt securities is or will be required for any modification or amendment requested by Peru or by the fiscal agent or with the consent of Peru to:

•	add to Peru’s covenants for the benefit of the holders of any series of debt securities;

•	surrender any right or power of Peru in respect of any series of debt securities or the fiscal agency agreement;

•	provide security or collateral for any series of debt securities;

•	cure any ambiguity in any provision, or correct any defective provision, of any series of debt securities; or

•	change the terms and conditions of any series of debt securities or the fiscal agency agreement in any manner that Peru and the fiscal agent deem to be necessary or desirable if that change does not, and will not, adversely affect the rights or interests of any holder.

For purposes of determining whether the required percentage of holders of any series of debt securities has approved any amendment, modification or change to, or waiver of, the debt securities of that series or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities of that series owned, directly or indirectly, by Peru or any public sector instrumentality of Peru will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the government of Peru or any corporation, trust, financial institution or other entity owned or controlled by the government of Peru or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of the voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors or a corporation, trust, financial institution or other entity.

Peru may at any time ask for written consents from or call a meeting of the holders of any series of debt securities to obtain their approval of the modification of, amendment to, or waiver of, any provision of that series of debt securities. This meeting will be held at the time and place determined by Peru and specified in a notice of the meeting provided to the affected holders. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

If at any time the holders of at least 10% in principal amount for any then outstanding debt securities of any series request the fiscal agent to call a meeting of the holders of that series of debt securities for any purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the fiscal agent will call the meeting for that purpose. This meeting will be held at the time and place determined by the fiscal agent, after consultation with Peru, and specified in a notice of the meeting provided to the affected securityholders. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

Holders who hold a majority in principal amount of the then outstanding debt securities of that series will constitute a quorum at a securityholders’ meeting. In the absence of a quorum, a meeting may be adjourned for a period of at least 20 days. At the reconvening of a meeting adjourned for lack of quorum, holders of 25% in principal amount of the then outstanding debt securities of that series shall constitute a quorum. Notice of the reconvening of any meeting may be given only once, but must be given at least ten days and not more than 15 days prior to the meeting.

At any meeting when there is a quorum present, holders of at least 66-2/3% in principal amount of a series of debt securities represented and voting at the meeting may approve the modification or amendment of, or a waiver of compliance for, any provision of that series of debt securities, except for the reserved matters, which require the consent of not less than 75% of the aggregate principal amount of the outstanding debt securities of any series. Modifications, amendments or waivers made at any such meeting will be binding on all current and future holders of any debt securities of that series.

Notices

Notices will be mailed to holders at their registered addresses and will be deemed to have been given on the date of mailing. All notices to holders will be published, if and so long as the debt securities are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, in a daily newspaper of general circulation in Luxembourg. If publication is not practicable, notice will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange.

Further Issues

Without the consent of the holders of the debt securities, Peru may issue additional debt securities with the same terms and conditions as an outstanding series of debt securities, except for the issue date, issue price and amount of first interest payment, and Peru may consolidate the additional debt securities to form a single series with an outstanding series of debt securities.

Warrants

If Peru issues warrants, it will describe their specific terms in a prospectus supplement, and Peru will file a warrant agreement or amendment to the fiscal agency agreement and form of warrant with the SEC. The following description summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Peru may issue warrants or other similar securities, either separately or together with any debt securities, that would entitle the holder to purchase debt securities or obligate Peru to repurchase or exchange debt securities. If Peru issues any warrants, each issue of warrants will be issued under a warrant agreement between Peru and a bank or trust company, which may be the fiscal agent, as warrant agent. The warrant agent will act solely as the agent of Peru in connection with the warrants of an issue and will not assume any obligation or relationship of agency for or with the holders or beneficial owners of warrants. The applicable prospectus supplement will include some or all of the following terms relating to an issue of warrants or other similar securities:

•	the initial offering price;

•	the currency required to purchase the warrants;

•	the title and terms of the debt securities or other consideration that the holders will receive on exercise of their warrants;

•	the principal amount of debt securities or amount of other consideration that the holders will receive on exercise of their warrants;

•	the principal amount and kind of debt securities that the holders may obligate Peru to purchase or exchange if the holders exercise their warrants and the purchase price of those debt securities;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants and the dates on which the holders can exercise their warrants;

•	whether and under what conditions Peru may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants, and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable for another form and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

The warrants will be direct, unconditional and unsecured obligations of Peru and will not constitute indebtedness of Peru.

Units

Peru may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising that unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement relating to a particular issue of units will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The preceding description does not, and any description of units in the applicable prospectus supplement will not, purport to be complete and they are subject to and are qualified in their entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to those units.

Jurisdiction, Consent to Service and Enforceability

Peru is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States or elsewhere against Peru. Furthermore, it may be difficult for you to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Peru.

In connection with any legal action against Peru or its properties, assets or revenues arising out of or relating to the fiscal agency agreement or any debt securities or warrants, to which we refer in this prospectus as a “related proceeding,” Peru will:

•	submit to the exclusive jurisdiction of any New York State or U.S. federal court sitting in New York City, and any appellate court thereof;

•	agree that all claims in respect of any related proceeding may be heard and determined in such New York State or U.S. federal court;

•	agree that any judgment obtained in such New York State or U.S. federal court arising out of a related proceeding may be enforced or executed in any other court of competent jurisdiction;

•	agree that any judgment obtained in any such other court as a result of such enforcement or execution may be enforced or executed in any such other court of competent jurisdiction by means of a suit on the judgment or in any other manner provided by law;

•	consent to and waive, to the fullest extent permitted by law, any objection that it may have to the laying of venue of any related proceeding brought in such New York State or U.S. federal court or to the laying of venue of any legal action brought solely for the purpose of enforcing or executing a related judgment in such New York State or U.S. federal court or any other courts;

•	waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of a related proceeding or any such legal action in any such court; and

•	appoint CT Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York, as its process agent and maintain at all times an agent with offices in New York to act as its process agent.

In order to enforce or execute any judgment ordering any payment by Peru, Peruvian courts will require that payment to be included in the corresponding annual budget laws.

The process agent will receive on behalf of Peru and its property service of all writs, process and summonses in any related proceeding or any suit, action or proceeding to enforce or execute any related judgment brought against it in any New York State or U.S. federal courts sitting in New York City. Failure of the process agent to give any notice to Peru of any such service of process shall not impair or affect the validity of that service or of any judgment based thereon. Nothing in the fiscal agency agreement shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

To the extent that Peru or any of its revenues, assets or properties may be entitled to any sovereign or other immunity under any law, Peru will not claim and will waive that immunity to the fullest extent permitted by the laws of such jurisdiction. This waiver covers Peru’s sovereign immunity and immunity from prejudgment attachment, post-judgment attachment and attachment in aid, but does not extend to the attachment of revenues, assets and property of Peru located in Peru, unless permitted under Peruvian law. Additionally, under Peruvian law, Peru’s waiver of immunity will not extend to property that is:

•	used by a diplomatic or consular mission of Peru;

•	of a military character and under the control of a military authority or defense agency of Peru;

•	public property;

•	shares of Peruvian public sector entities or shares of Peruvian private sector entities owned or controlled by Peru or by a Peruvian public sector entity, or revenues collected from the sale of those shares, to the extent those shares or revenues are exempt by Peruvian law from attachment or execution; or

•	funds deposited in Peru’s accounts held in the Peruvian financial system.

Peru, however, reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it under U.S. federal securities laws or any state securities law. Without an effective waiver of immunity by Peru with respect to those actions, it would be impossible to obtain a U.S. judgment in such an action against Peru unless a court were to determine that Peru is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to that action. In addition, even if a U.S. judgment could be obtained in action under the Foreign Sovereign Immunities Act of 1976, it may not be possible to enforce in Peru a judgment based on that U.S. judgment.

Peru will also consent generally for the purposes of the State Immunity Act of 1978 of the United Kingdom to the giving of any relief or the issue of any process.

Governing Law

The fiscal agency agreement and, unless otherwise provided in the prospectus supplement for an offering, any warrant agreement, as well as any debt securities, warrants or units, will be governed by and must be interpreted in accordance with the laws of the State of New York, except that all matters governing authorization and execution by Peru will be governed by the laws of Peru.

Book-Entry; Delivery and Form

Unless otherwise provided in the prospectus supplement for an offering, the certificates representing the debt securities will be issued in the form of one or more global notes, to which we refer in this prospectus as “global notes.” Each global note will be deposited with or on behalf of DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred in whole and not in part and only to DTC or its other nominees.

Ownership of beneficial interests in the global notes will be limited to “participants” who have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

Peru understands that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for the physical movement of certificates. Indirect access to the DTC system is available to “indirect participants,” such as banks, brokers, dealers and trust companies and other organizations, that clear through or maintain, either directly or indirectly, a custodial relationship with a participant.

So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global notes for all purposes under the fiscal agency agreement and the debt securities. No beneficial owner of an interest in any global note may transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the fiscal agency agreement and, if applicable, those of Euroclear and Clearstream, Luxembourg.

Payments of the principal of, and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of the global notes. Peru, the fiscal agent and any paying agent will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Peru expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. Peru also expects that payments by participants to owners of beneficial interests in the global notes held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for those customers. These payments will be the responsibility of those participants.

Peru expects that DTC will take any action permitted to be taken by a holder of any debt security, including the presentation of that debt security for exchange, only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of that portion of the aggregate principal amount of that debt security for which that participant has or those participants have given such direction. If, however, there is an event of default under any series of debt securities, DTC will exchange the applicable global notes for registered certificated notes, which it will distribute to its participants.

Peru will issue debt securities in definitive form in exchange for global notes only if:

•	Peru notifies the depositary that it will no longer be the depositary for the global notes, the depositary notifies Peru that it is unwilling, unable or no longer qualified to continue as depositary or is eligible to act as depositary, and, if the depositary is located in the United States, Peru does not appoint a successor depositary within 90 days;

•	the depositary is located outside the United States and such depositary closes for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

•	Peru determines not to have any of the debt securities represented by a global note.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance, if any, with the transfer restrictions applicable to the debt securities, cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg accountholders, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. Any cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its respective settlement requirements, deliver instructions to its respective depositary to effect final settlement on its behalf by delivering or receiving interests in the global notes to DTC, and making or receiving payments in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear accountholders and Clearstream, Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg accountholder purchasing an interest in any global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg accountholder, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, Luxembourg immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in any global note by or through a Euroclear or Clearstream, Luxembourg accountholder to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

Although DTC, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in the global notes among the participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time. Peru and the fiscal agent will not have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg, or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

TAXATION

Peru Taxation

The following is a general summary of the material consequences under Peruvian tax law, as currently in effect, of an investment by a “foreign holder” in debt securities issued by Peru. For this purpose, “foreign holder” means either: (i) an individual who is neither a resident nor domiciled in Peru or (ii) a legal entity that is not incorporated under the laws of Peru, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Peru. For purposes of Peruvian taxation, an individual holder is deemed a resident of Peru if he or she has remained in Peru for more than two (2) years. Absences for up to 90 days in each calendar year do not interrupt an individual’s residence in Peru.

Peruvian income tax law establishes that a foreign holder is subject to income tax only on income from Peruvian sources. For this purpose, income from a Peruvian source means: (i) earnings from capital, interest, commissions, bonuses and other additional sums to the agreed interest for loans, credits or other financial operations, when capital is located or economically used in Peru, or when the payer is domiciled in Peru; (ii) earnings obtained by the sale, redemption or recovery of bonds, when the issuing entity is organized or established in Peru; and (iii) interest from debentures, when the issuing entity is organized in Peru, regardless of the location of the issuance or the security for such debentures. A foreign holder of debt securities generally will not be liable for estate, gift, inheritance or similar taxes with respect to such debt securities.

Notwithstanding the discussion above, under Peruvian income tax law, payments of interest made by Peru to a foreign holder of its debt securities will not be subject to any withholding tax and capital gains realized on the sale or other disposition by a foreign holder of the debt securities will not be subject to Peruvian income tax. This is due to an exemption provided in Peruvian income tax law in force up to December 31, 2006, which states that interest and other income arising from loans, including bonds, granted to the national public sector generally are exempted from income tax.

United States Federal Income Tax Considerations For United States Persons

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of debt securities as of the date hereof. Except where noted, this summary deals only with debt securities that are held as capital assets by a U.S. holder.

A “U.S. holder” means a beneficial owner of a debt security that is for United States federal income tax purposes any of the following:

•	individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, or local or other tax considerations that may be relevant to U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for United States federal income tax purposes, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the debt securities as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to holders of the debt securities whose “functional currency” is not the United States dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

If a partnership holds our debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our debt securities, you should consult your tax advisors.

If you are considering the purchase of debt securities, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the debt securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

The discussion below assumes that all debt securities issued will be classified for United States federal income tax purposes as our indebtedness and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. The specific terms of an offering of debt securities may raise United States federal income tax considerations in addition to those described below. For example, this discussion does not describe the tax treatment of convertible debt securities or debt securities denominated in or determined by reference to a currency other than the U.S. dollar. A description of any such considerations, or certain United States federal income tax considerations related to the offering of warrants or units, will be provided in the applicable prospectus supplement.

Payments of Interest

Except as set forth below, interest on a debt security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. In addition to interest on the debt securities (which includes any Peruvian tax withheld from the interest payments you receive), you will be required to include in income any additional amounts paid in respect of such Peruvian tax withheld. You may be entitled to deduct or credit this tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest income (including any additional amounts) on a debt security generally will be considered foreign source income and, for purposes of the United States foreign tax credit, generally will be considered passive category income. You will generally be denied a foreign tax credit for foreign taxes imposed with respect to the debt securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Original Issue Discount

If you own debt securities issued with original issue discount (“OID”), you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute “qualified stated interest,” as defined below. Notice will be given in the applicable prospectus supplement when we determine that a particular debt security will be an original issue discount debt security.

A debt security with an “issue price” that is less than the stated redemption price at maturity (the sum of all payments to be made on the debt security other than “qualified stated interest”) generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “issue price” of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and meets all of the following conditions:

•	it is payable at least once per year;

•	it is payable over the entire term of the debt security; and

•	it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

We will give you notice in the applicable prospectus supplement when we determine that a particular debt instrument will bear interest that is not qualified stated interest.

If you own a debt instrument issued with de minimis OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time principal payments on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.

Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. Original issue discount debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of original issue discount debt securities with those features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

If you own original issue discount debt securities with a maturity upon issuance of more than one year, you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the “constant yield method” described in the following paragraphs.

The amount of OID that you must include in income if you are the initial U.S. holder of an original issue discount debt security is the sum of the “daily portions” of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an original issue discount debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

•	the debt security’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•	the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

Floating rate debt securities are subject to special OID rules. In the case of an original issue discount debt security that is a floating rate debt security, both the “yield to maturity” and “qualified stated interest” will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if either:

•	the interest on a floating rate debt security is based on more than one interest index; or

•	the principal amount of the debt security is indexed in any manner.

The discussion above generally does not address debt securities providing for contingent payments. You should carefully examine the applicable prospectus supplement regarding the United States federal income tax consequences of the holding and disposition of any debt securities providing for contingent payments.

You may elect to treat all interest on any debt security as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You should consult with your own tax advisors about this election.

Short-Term Debt Securities

In the case of debt securities having a term of one year or less, all payments, including all stated interest, will be included in the stated redemption price at maturity and will not be qualified stated interest. As a result, you will generally be taxed on the discount instead of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a short-term debt security, unless you elect to compute this discount using tax basis instead of issue price. In general, individuals and certain other cash method U.S. holders of short-term debt securities are not required to include accrued discount in their income currently unless they elect to do so, but may be required to include stated interest in income as the income is received. U.S. holders that report income for United States federal income tax purposes on the accrual method and certain other U.S. holders are required to accrue discount on short-term debt securities (as ordinary income) on a straight-line basis, unless an election is made to accrue the discount according to a constant yield method based on daily compounding. If you are not required, and do not elect, to include discount in income currently, any gain you realize on the sale, exchange or retirement of a short-term debt security will generally be ordinary income to you to the extent of the discount accrued by you through the date of sale, exchange or retirement. In addition, if you do not elect to currently include accrued discount in income you may be required to defer deductions for a portion of your interest expense with respect to any indebtedness attributable to the short-term debt securities.

Market Discount

If you purchase a debt security for an amount that is less than its stated redemption price at maturity (or, in the case of an original issue discount debt security, its adjusted issue price), the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt security at the time of its payment or disposition.

In addition, you may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt security. You may elect, on a security-by-security basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium, Amortizable Bond Premium

If you purchase an original issue discount debt security for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a debt security (including an original issue discount debt security) for an amount in excess of the sum of all amounts payable on the debt security after the purchase date other than qualified stated interest, you will be considered to have purchased the debt security at a “premium” and, if it is an original issue discount debt security, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the debt security on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security.

Sale, Exchange and Retirement of Debt securities

Your tax basis in a debt security will, in general, be your cost for that debt security, increased by OID, market discount or any discount with respect to a short-term debt security that you previously included in income, and reduced by any amortized premium and any cash payments on the debt security other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a debt security, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued qualified stated interest that you did not previously include in income, which will be taxable as interest income) and the adjusted tax basis of the debt security. Except as described above with respect to certain short-term debt securities or with respect to market discount, and with respect to contingent payment debt instruments, which this summary generally does not discuss, such gain or loss will be capital gain or loss. Gain or loss realized by you on the sale, exchange or retirement of a debt security will generally be treated as United States source gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to certain payments of principal, interest (including OID) and premium paid on debt securities and to the proceeds of sale of a debt security paid to you (unless you are an exempt recipient such as a corporation). Additionally, if you fail to provide your taxpayer identification number, or in the case of interest payments, fail either to report in full dividend and interest income or to make certain certifications, you may be subject to backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Overview

Peru may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement for an offering will describe the following:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Peru from the sale of the securities;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions and other items constituting agents’ compensation;

•	any initial public offering price of the securities;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which those securities may be listed.

If Peru uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Peru may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered by this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

Peru may also sell the securities directly to the public or through agents. Unless otherwise specified in the applicable prospectus supplement, any agent will act on a reasonable best efforts basis for the period of its appointment.

Peru may authorize agents, underwriters or dealers to solicit offers by some institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Peru may offer the securities to holders of other securities issued or guaranteed by Peru in payment for Peru’s purchase or exchange of the other securities, including as part of a reprofiling of Peru’s public debt. Peru may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This kind of offer may be in addition to sales of the same securities using the methods described above.

Peru may agree to indemnify any agents and underwriters against some liabilities, including liabilities under the Securities Act. The agents and underwriters may also be entitled to contribution from Peru for payments they may make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Peru in the ordinary course of business.

Non-U.S. Offerings

Peru will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to some exceptions, Peru cannot offer, sell or deliver these securities within the United States or to U.S. persons. When Peru offers or sells securities outside the United States, each underwriter, dealer or agent will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter, dealer or agent will agree that:

•	it has not offered or sold or solicited offers to purchase, and will not offer or sell or solicit offers to purchase, any of these unregistered securities within the United States, except under Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of Peru or one of its agencies or instrumentalities relies on the authority of that publication as a public official document of Peru. All other information in this prospectus, other than that included in “Plan of Distribution” above, is included as a public official statement made on the authority of Peru.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement, will provide opinions regarding the validity of the securities:

•	For Peru:

•	Simpson Thacher & Bartlett LLP, special New York counsel to Peru, and

•	General Counsel of the Ministry of Economy and Finance or such other Peruvian counsel to Peru named in the applicable prospectus supplement.

As to all matters of Peruvian law, Simpson Thacher & Bartlett LLP may rely on the opinion of Peruvian counsel to Peru named in the applicable prospectus supplement. As to all matters of United States law, Peruvian counsel to Peru named in the applicable prospectus supplement may rely on the opinion of Simpson Thacher & Bartlett LLP.

•	For the underwriters, if any:

•	United States counsel to the underwriters named in the applicable prospectus supplement, and

•	Peruvian counsel to the underwriters named the applicable prospectus supplement.

As to all matters of Peruvian law, United States counsel to the underwriters may rely on the opinion of Peruvian counsel to the underwriters named in the applicable prospectus supplement. As to all matters of United States law, Peruvian counsel to the underwriters named in the applicable prospectus supplement may rely on the opinion of the United States counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

The authorized representative of Peru in the United States is Helí Peláez Castro of the Consulate General of Peru, whose address is 241 East 49th Street, New York, New York 10017.

WHERE YOU CAN FIND MORE INFORMATION

Peru has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the securities. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If Peru has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy the registration statement, including its various exhibits, and any reports, statements or other information that Peru has filed, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You can obtain copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information. Peru’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

ANNEX A

REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT

TABLES AND OTHER SUPPLEMENTAL INFORMATION

as of June 30, 2006(1)

(in millions of U.S. dollars, at current prices)

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Germany	Hermes	EURO	Fixed	—	6.75	8,331	9 Y
Paris Club	Germany	Hermes	EURO	Fixed	—	6.75	21,344	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	98	11 M
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	484	11 M
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	3,106	1 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	3,829	4 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	4,905	3 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	24,701	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	11,642	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	981	3 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	1,151	4 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	230	4 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	1,783	5 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	4,905	7 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	3,106	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	4,815	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	1,398	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	932	9 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	5,150	10 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	13,464	6 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	2,063	13 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	5,997	27 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	13,777	17 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	9,115	17 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	23,529	8 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	6,105	28 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	3,803	18 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.00	21,535	18 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	3,215	29 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	26,158	30 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	28,120	20 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	7,051	31 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	1,916	23 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.10	17,324	11 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	3.10	48,255	12 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	6,539	31 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	3,270	21 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	9,674	32 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	9,351	21 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	9,727	22 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	13,079	22 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	3,981	23 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	9,072	23 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	0.75	9,146	33 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	6,539	23 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	3,875	24 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	438	26 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	2,077	28 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	EURO	Fixed	—	2.00	50	28 Y
Paris Club	Germany	Kreditanstalt für Wiederaufbau (KFW)	US$	Fixed	—	5.20	14,153	11 Y
Paris Club	Austria	Oesterreichische Kontrollbank	EURO	EURIBOR	0.60	Variable	5,784	9 Y
Paris Club	Austria	Oesterreichische Kontrollbank	EURO	EURIBOR	0.60	Variable	31,610	9 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	159	1 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	238	2 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	317	3 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	159	3 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	162	4 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	92	4 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	380	4 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	126	4 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	732	6 Y
Paris Club	Belgium	Government of Belgium	EURO	Fixed	2.00	—	378	6 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Belgium	Government of Belgium	EURO	—	—	—	2,901	8 Y
Paris Club	Belgium	Government of Belgium	EURO	—	—	—	3,103	11 Y
Paris Club	Belgium	Government of Belgium	EURO	—	—	—	2,770	12 Y
Paris Club	Belgium	Office Ducroire	EURO	Fixed	—	7.75	15,850	3 Y
Paris Club	Belgium	Office Ducroire	EURO	Fixed	—	6.75	54	3 Y
Paris Club	Belgium	Office Ducroire	EURO	EURIBOR	0.50	Variable	16,484	9 Y
Paris Club	Belgium	Office Ducroire	EURO	EURIBOR	0.50	Variable	95,036	9 Y
Paris Club	Belgium	Office Ducroire	EURO	EURIBOR	0.50	Variable	57	9 Y
Paris Club	Belgium	Office Ducroire	EURO	EURIBOR	0.50	Variable	356	9 Y
Paris Club	Canada	Export Development Corporation	CAN$	6-month CDOR for CAN$	1.25	Variable	9,691	9 Y
Paris Club	Canada	Export Development Corporation	CAN$	6-month CDOR for CAN$	1.25	Variable	37,551	9 Y
Paris Club	Canada	Export Development Corporation	US$	6-month Libor for US$	0.50	Variable	25,287	9 Y
Paris Club	Canada	Export Development Corporation	US$	6-month Libor for US$	0.50	Variable	106,111	9 Y
Paris Club	Canada	The Canadian Wheat Board	US$	6-month Libor for US$	0.50	Variable	887	9 Y
Paris Club	Canada	The Canadian Wheat Board	US$	6-month Libor for US$	0.50	Variable	3,821	9 Y
Paris Club	Spain	Banco Español de Crédito S.A.	US$	6-month Libor for US$	0.75	Variable	3,422	2 Y
Paris Club	Spain	Banco Español de Crédito S.A.	US$	6-month Libor for US$	0.75	Variable	246	1 Y
Paris Club	Spain	Banco Español de Crédito S.A.	US$	6-month Libor for US$	0.75	Variable	185	2 Y
Paris Club	Spain	Banco Español de Crédito S.A.	US$	6-month Libor for US$	0.75	Variable	10	1 Y
Paris Club	Spain	Compañía Española de Seguros de Crédito a la Exportación (CESCE)	EURO	EURIBOR	0.50	Variable	68,392	9 Y
Paris Club	Spain	Compañía Española de Seguros de Crédito a la Exportación (CESCE)	EURO	EURIBOR	0.50	Variable	142,537	9 Y
Paris Club	Spain	Compañía Española de Seguros de Crédito a la Exportación (CESCE)	US$	6-month Libor for US$	0.50	Variable	14,629	9 Y
Paris Club	Spain	Compañía Española de Seguros de Crédito a la Exportación (CESCE)	US$	6-month Libor for US$	0.50	Variable	54,161	9 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	EURO	Fixed	—	5.50	439	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	3.75	3,248	3 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	EURO	Fixed	—	5.50	2,401	8 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	3.00	1,455	8 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	3.40	4,510	4 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	EURO	Fixed	—	4.50	2,421	11 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	EURO	Fixed	—	4.50	2,844	12 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	3.00	270	11 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	3.00	1,691	12 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	1.00	10,852	3 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	—	2.65	18,962	7 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	33	8 M
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	19	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	344	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	52	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	164	2 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	38	2 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	2.50	235	3 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	1,576	7 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	1,608	7 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	712	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	995	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	536	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	470	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	1,157	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	1,562	2 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	1,239	2 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	1,473	2 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	7,785	2 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	2,360	3 Y
Paris Club	United States	Agency for International Development	US$	Fixed	—	3.00	13,870	3 Y
Paris Club	United States	Comodit Credit Corporation	US$	Fixed	—	6.50	29,297	3 Y
Paris Club	United States	Comodit Credit Corporation	US$	Fixed	—	7.125	50,314	9 Y
Paris Club	United States	Comodit Credit Corporation	US$	Fixed	—	7.125	189,690	9 Y
Paris Club	United States	Department of Defense - USA	US$	Fixed	—	6.6905	1,148	3 Y
Paris Club	United States	Department of Defense - USA	US$	Fixed	—	6.825	1,781	9 Y
Paris Club	United States	Department of Defense - USA	US$	Fixed	—	5.375	6,599	9 Y
Paris Club	United States	Eximbank - USA	US$	US$ Short-term Treasury bond rate	0.50	Variable	6,803	3 Y
Paris Club	United States	Eximbank - USA	US$	US$ Short-term Treasury bond rate	0.50	Variable	13,046	9 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	United States	Eximbank - USA	US$	US$ Short-term Treasury bond rate	0.50	Variable	63,049	9 Y
Paris Club	United States	Federal Home of N.Y.	US$	Fixed	—	8.35	704	1 Y
Paris Club	United States	Housing Guarantee	US$	Fixed	—	6.228	28,720	3 Y
Paris Club	United States	Housing Guarantee	US$	Fixed	—	6.69	37,461	9 Y
Paris Club	United States	Housing Guarantee	US$	Fixed	—	6.69	62,395	9 Y
Paris Club	United States	Hutton y Co	US$	Fixed	—	8.025	3,102	3 Y
Paris Club	United States	Merrill Lynch	US$	Fixed	—	9.98	3,111	2 Y
Paris Club	United States	Paine Webber	US$	26-week U.S. Treasury bond rate	0.35	Variable	6,162	8 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	3,583	3 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	5,880	4 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	5,561	5 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	6,506	6 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	3,783	7 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	3,800	7 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	4,257	8 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	9,400	9 Y
Paris Club	United States	PL 480	US$	Fixed	—	3.26	16,192	8 Y
Paris Club	United States	PL 480	US$	Fixed	—	3.26	9,834	11 Y
Paris Club	United States	PL 480	US$	Fixed	—	3.26	5,729	12 Y
Paris Club	United States	PL 480	US$	Fixed	—	4.00	8,790	22 Y
Paris Club	United States	PL 480	US$	Fixed	—	2.50	4,007	24 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	United States	PL 480	US$	Fixed	—	1.00	9,697	25 Y
Paris Club	United States	PL 480	US$	Fixed	—	1.00	9,640	26 Y
Paris Club	United States	PL 480	US$	Fixed	—	1.00	5,965	28 Y
Paris Club	Finland	Valtiontakuukeskus	SFR	6-month Libor for SFR	0.50	Variable	12	9 Y
Paris Club	Finland	Valtiontakuukeskus	SFR	6-month Libor for SFR	0.50	Variable	130	9 Y
Paris Club	Finland	Valtiontakuukeskus	US$	6-month Libor for US$	0.50	Variable	1,697	9 Y
Paris Club	Finland	Valtiontakuukeskus	US$	6-month Libor for US$	0.50	Variable	7,278	9 Y
Paris Club	France	Banque de France	EURO	Fixed	—	3.50	11,877	8 Y
Paris Club	France	Banque de France	EURO	Fixed	—	3.50	3,441	8 Y
Paris Club	France	Banque de France	EURO	Fixed	—	3.50	8,445	11 Y
Paris Club	France	Banque de France	EURO	Fixed	—	3.50	4,918	11 Y
Paris Club	France	Banque de France	EURO	Fixed	—	3.50	27,805	12 Y
Paris Club	France	Banque de France	US$	3-month Libor for US$	0.50	Variable	11	9 Y
Paris Club	France	Banque de France	US$	3-month Libor for US$	0.50	Variable	46	9 Y
Paris Club	France	Banque de France	EURO	Fixed	—	6.85	24,232	9 Y
Paris Club	France	Banque de France	EURO	Fixed	—	6.85	92,761	9 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	EURO	Fixed	—	6.85	101,956	9 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	EURO	Fixed	—	6.85	377,702	9 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	US$	3-month Libor for US$	0.50	Variable	13	9 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	US$	3-month Libor for US$	0.50	Variable	55	9 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	545	3 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	355	4 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	358	3 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	334	4 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	423	4 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	151	4 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	448	5 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	385	6 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.50	172	4 Y
Paris Club	France	French Treasury	EURO	Fixed	—	4.00	5,259	10 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.00	287	18 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.00	10,405	18 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.40	4,609	14 Y
Paris Club	France	French Treasury	EURO	Fixed	—	3.40	4,089	13 Y
Paris Club	Italy	Ansaldo Energia S.p.a.	US$	6-month Libor for US$	2.00	Variable	5,038	11 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	—	2.50	39	1 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	—	1.50	1,041	1 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	1,512	3 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	—	1.50	5,039	3 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	—	1.50	12,274	3 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	13,650	2 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	1,751	3 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	—	1.50	35,263	3 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	1,240	3 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	3,522	5 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	6,641	6 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	—	1.50	12,815	6 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	EURO	Fixed	—	7.92	39,922	9 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	EURO	Fixed	—	7.92	91,547	9 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	US$	Fixed	—	7.07	59,409	9 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	US$	Fixed	—	7.07	187,255	9 Y
Paris Club	Japan	Government of Japan	¥	Fixed	—	3.00	21,505	4 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.00	360,862	15 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.00	89,249	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	4.10	39,579	8 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	5.60	20,685	8 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.00	17,039	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.50	9,555	8 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.50	72,233	8 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.00	5,982	20 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.00	71,783	20 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.50	78,071	15 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.10	9,677	15 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	140,416	15 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.30	27,837	15 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.90	3,605	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	110,086	15 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.30	9,534	15 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	34,502	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.30	2,836	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.50	22,628	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	22,547	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.50	23,269	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	59,218	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.30	12,344	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	4.10	33,525	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	4.10	76,617	12 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	4.30	1,278	9 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	5.50	5,456	9 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	5.60	24,023	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	5.60	105,102	12 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	5,507	3 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.70	5,975	3 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	318	3 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	2,714	3 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	20,149	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	1,550	33 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	17,871	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	18,236	33 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	16,587	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.20	47,870	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	5,379	33 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.20	109,431	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	23,935	33 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.20	41,878	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.15	10,509	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.60	10,994	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.30	5,405	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.95	6,675	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.60	4,460	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.55	11,102	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.60	11,044	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	10,206	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.80	10,967	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.60	10,851	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.50	8,096	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.50	13,144	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	3.50	12,767	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.00	232,950	10 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	10,765	19 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	333	34 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	1,113	34 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	1.70	26,065	19 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	0.75	9,412	34 Y
Paris Club	Japan	Japan Bank for International Cooperation	¥	Fixed	—	2.20	34,232	19 Y
Paris Club	Japan	Ministry of Economy, Trade and Industry	¥	Fixed	—	4.90	14,619	3 Y
Paris Club	Japan	Ministry of Economy, Trade and Industry	¥	Fixed	—	4.30	21,825	9 Y
Paris Club	Japan	Ministry of Economy, Trade and Industry	¥	Fixed	—	5.50	115,347	9 Y
Paris Club	Japan	Nippon Export and Investment Insurance	¥	Fixed	—	6.30	4,835	3 Y
Paris Club	Japan	Nippon Export and Investment Insurance	¥	Fixed	—	6.30	54	3 Y
Paris Club	Japan	Nippon Export and Investment Insurance		¥6-month long- term prime rate for ¥	0.50	Variable	6,647	9 Y
Paris Club	Japan	Nippon Export and Investment Insurance		¥6-month long- term prime rate for ¥	0.50	Variable	29,693	9 Y
Paris Club	Japan	Nippon Export and Investment Insurance		¥6-month long- term prime rate for ¥	0.50	Variable	82	9 Y
Paris Club	Japan	Nippon Export and Investment Insurance		¥6-month long- term prime rate for ¥	0.50	Variable	374	9 Y
Paris Club	Norway	Garanti-Instituttet for Eksportkreditt (GIEK)	KRN	Fixed	—	6.75	7,382	9 Y
Paris Club	Norway	Garanti-Instituttet for Eksportkreditt (GIEK)	KRN	Fixed	—	6.75	17,849	9 Y
Paris Club	Norway	Garanti-Instituttet for Eksportkreditt (GIEK)	US$	6-month Libor for US$	0.50	Variable	6,380	9 Y
Paris Club	Norway	Garanti-Instituttet for Eksportkreditt (GIEK)	US$	6-month Libor for US$	0.50	Variable	7,235	9 Y
Paris Club	Netherlands	Atradius Dutch State Business - Netherlands	EURO	Fixed	—	6.95	9,908	9 Y
Paris Club	Netherlands	Atradius Dutch State Business - Netherlands	EURO	Fixed	—	5.00	27,468	9 Y
Paris Club	Netherlands	Atradius Dutch State Business - Netherlands	EURO	Fixed	—	6.95	156	9 Y
Paris Club	Netherlands	Atradius Dutch State Business - Netherlands	EURO	Fixed	—	5.00	440	9 Y
Paris Club	Netherlands	Atradius Dutch State Business - Netherlands	EURO	Fixed	—	6.95	9,915	9 Y
Paris Club	Netherlands	Atradius Dutch State Business - Netherlands	EURO	Fixed	—	6.95	27,961	9 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	2.50	580	6 M
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	2.50	631	8 M
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	0.75	1,531	22 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	2.50	1,893	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	0.75	5,444	20 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	2.50	1,908	3 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	2.50	3,533	3 Y
Paris Club	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	—	2.50	4,164	11 Y
Paris Club	United Kingdom	Export Credit Guarantee Department (ECGD)		£6-month Libor for £	0.50	Variable	20,082	9 Y
Paris Club	United Kingdom	Export Credit Guarantee Department (ECGD)		£6-month Libor for £	0.50	Variable	73,029	9 Y
Paris Club	United Kingdom	Export Credit Guarantee Department (ECGD)		£6-month Libor for £	0.50	Variable	12	9 Y
Paris Club	United Kingdom	Export Credit Guarantee Department (ECGD)		£6-month Libor for £	0.50	Variable	48	9 Y
Paris Club	United Kingdom	Export Credit Guarantee Department (ECGD)	US$	6-month Libor for US$	0.50	Variable	1,427	9 Y
Paris Club	United Kingdom	Export Credit Guarantee Department (ECGD)	US$	6-month Libor for US$	0.50	Variable	6,265	9 Y
Paris Club	South Africa	Industrial Development Corporation of Sud Africa LMTD (IDC)	US$	Fixed	—	5.00	2,307	3 Y
Paris Club	South Africa	Industrial Development Corporation of Sud Africa LMTD (IDC)	US$	Fixed	—	5.00	2,782	9 Y
Paris Club	South Africa	Industrial Development Corporation of Sud Africa LMTD (IDC)	US$	Fixed	—	5.00	15,892	9 Y
Paris Club	Sweden	The Swedish Export Credits Guarantee Board	SKR	Stockholm offered rate for SKR	0.50	Variable	7,192	9 Y
Paris Club	Sweden	The Swedish Export Credits Guarantee Board	SKR	Stockholm offered rate for SKR	0.50	Variable	31,241	9 Y
Paris Club	Sweden	The Swedish Export Credits Guarantee Board	US$	6-month Libor for US$	0.50	Variable	7,566	9 Y
Paris Club	Sweden	The Swedish Export Credits Guarantee Board	US$	6-month Libor for US$	0.50	Variable	32,443	9 Y
International Organizations	1.8061	European Investment Bank (EIB)	US$	Fixed	—	6.73	23,458	9 Y
International Organizations	1.8061	European Investment Bank (EIB)	US$	Fixed	—	7.06	1,466	9 Y
International Organizations	5-CD-PE	Inter-American Development Bank (IDB)	CAN$	No interest	—	—	40	12 Y
International Organizations	456-SF-RG	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00		3 M

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	456-SF-RG	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00		3 M
International Organizations	456-SF-RG	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00		3 M
International Organizations	497-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	344	1 Y
International Organizations	497-SF-PE	Inter-American Development Bank (IDB)	CAN$	Fixed	—	2.00	150	1 Y
International Organizations	497-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	525	1 Y
International Organizations	497-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	12	1 Y
International Organizations	497-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	52	1 Y
International Organizations	497-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	80	1 Y
International Organizations	553-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	80	3 Y
International Organizations	553-SF-PE	Inter-American Development Bank (IDB)	CAN$	Fixed	—	2.00	35	3 Y
International Organizations	567-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,372	3 Y
International Organizations	567-SF-PE	Inter-American Development Bank (IDB)	CAN$	Fixed	—	2.00	229	3 Y
International Organizations	567-SF-PE	Inter-American Development Bank (IDB)	¥	Fixed	—	2.00	218	3 Y
International Organizations	567-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	130	3 Y
International Organizations	567-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	299	3 Y
International Organizations	589-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	322	4 Y
International Organizations	589-SF-PE	Inter-American Development Bank (IDB)	£	Fixed	—	2.00	54	4 Y
International Organizations	589-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,130	4 Y
International Organizations	602-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	3,223	4 Y
International Organizations	602-SF-PE	Inter-American Development Bank (IDB)	¥	Fixed	—	2.00	940	4 Y
International Organizations	602-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	2,218	4 Y
International Organizations	602-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	292	4 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	602-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	430	4 Y
International Organizations	602-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	83	4 Y
International Organizations	634-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,363	5 Y
International Organizations	634-SF-PE	Inter-American Development Bank (IDB)	£	Fixed	—	2.00	326	5 Y
International Organizations	634-SF-PE	Inter-American Development Bank (IDB)	¥	Fixed	—	2.00	1,119	5 Y
International Organizations	634-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,525	5 Y
International Organizations	629-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	4,388	5 Y
International Organizations	629-SF-PE	Inter-American Development Bank (IDB)	CAN$	Fixed	—	2.00	260	5 Y
International Organizations	629-SF-PE	Inter-American Development Bank (IDB)	£	Fixed	—	2.00	981	5 Y
International Organizations	629-SF-PE	Inter-American Development Bank (IDB)	¥	Fixed	—	2.00	229	5 Y
International Organizations	629-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,808	5 Y
International Organizations	629-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	367	5 Y
International Organizations	650-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	821	4 Y
International Organizations	400-OC-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	9.25		4 M
International Organizations	400-OC-PE	Inter-American Development Bank (IDB)	CAN$	Fixed	—	9.25		4 M
International Organizations	652-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,558	5 Y
International Organizations	652-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	2,330	5 Y
International Organizations	652-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	382	5 Y
International Organizations	411-OC-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	9.25	1,376	1 Y
International Organizations	411-OC-PE	Inter-American Development Bank (IDB)	£	Fixed	—	9.25	58	1 Y
International Organizations	686-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	415	6 Y
International Organizations	686-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	556	6 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	686-SF-PE	Inter-American Development Bank (IDB)	¥	Fixed	—	2.00	60	6 Y
International Organizations	697-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,600	6 Y
International Organizations	697-SF-PE	Inter-American Development Bank (IDB)	¥	Fixed	—	2.00	969	6 Y
International Organizations	697-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	212	6 Y
International Organizations	697-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	943	6 Y
International Organizations	706-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,978	7 Y
International Organizations	706-SF-PE	Inter-American Development Bank (IDB)	SFR	Fixed	—	2.00	264	7 Y
International Organizations	706-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	913	7 Y
International Organizations	706-SF-PE	Inter-American Development Bank (IDB)	EURO	Fixed	—	2.00	432	7 Y
International Organizations	689-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	643	7 Y
International Organizations	720-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	1,663	7 Y
International Organizations	240-IC-PE	Inter-American Development Bank (IDB)	US$	6-month Libor for US$	1.00	Variable	444	1 Y
International Organizations	517-OC-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	4.00	378	1 Y
International Organizations	238-IC-PE	Inter-American Development Bank (IDB)	UAV	Fixed	—	6.5028	2,263	1 Y
International Organizations	631-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	172,638	5 Y
International Organizations	665-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	2,049	5 Y
International Organizations	651-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	79,293	5 Y
International Organizations	677-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	91,257	6 Y
International Organizations	678-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	9,199	6 Y
International Organizations	678-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	990	6 Y
International Organizations	741-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	46,925	12 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	806-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	57,120	12 Y
International Organizations	790-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	22,235	8 Y
International Organizations	836-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	185,198	8 Y
International Organizations	847-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	108,820	13 Y
International Organizations	820-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	728	8 Y
International Organizations	852-2-OC-PE	Inter-American Development Bank (IDB)	US$	6-month Libor for US$	—	Variable	6,436	9 Y
International Organizations	902-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	2,711	9 Y
International Organizations	901-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	71,220	14 Y
International Organizations	958-SF-PE	Inter-American Development Bank (IDB)	US$	Fixed	—	2.00	21,196	19 Y
International Organizations	906-OC-PE	Inter-American Development Bank (IDB)	UAV	Interest rate for IDB loans	—	Variable	15,341	10 Y
International Organizations	931-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	122,342	15 Y
International Organizations	956-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	81,281	15 Y
International Organizations	985-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	53,296	10 Y
International Organizations	966-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	172,700	11 Y
International Organizations	1025-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	40,434	11 Y
International Organizations	1058-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	125,201	16 Y
International Organizations	1036-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	506	11 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	1061-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	8,906	16 Y
International Organizations	1050-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	2,263	13 Y
International Organizations	1115-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	1,042	12 Y
International Organizations	1128-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	23,864	17 Y
International Organizations	1150-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	126,690	13 Y
International Organizations	1137-OC-PE	Inter-American Development Bank (IDB)	US$	6-month Libor for US$	—	Variable	165,816	13 Y
International Organizations	1144-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	25,583	18 Y
International Organizations	1196-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	6,402	13 Y
International Organizations	1235-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	186,667	14 Y
International Organizations	1236-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	5,579	14 Y
International Organizations	1208-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	23,455	19 Y
International Organizations	1237-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	64,068	19 Y
International Organizations	1321-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	250,000	15 Y
International Organizations	1329-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	18,903	20 Y
International Organizations	1328-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	41,836	15 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	1340-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	18,562	15 Y
International Organizations	1329-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	300,000	16 Y
International Organizations	1421-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	44,654	21 Y
International Organizations	1442-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	3,377	17 Y
International Organizations	1441-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	3,125	22 Y
International Organizations	1458-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	416	17 Y
International Organizations	1461-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	12,040	22 Y
International Organizations	1449-OC- PE/PPF	Inter-American Development Bank (IDB)	US$	Single currency facility – Libor- based rate	0.50	Variable	401	5 M
International Organizations	1437-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – adjustable rate	0.50	Variable	1,908	17 Y
International Organizations	1503-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – Libor- based rate	0.50	Variable	200,000	17 Y
International Organizations	1482-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility –Libor- based rate	0.50	Variable	442	18 Y
International Organizations	1501-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility –Libor- based rate	0.50	Variable	1,260	23 Y
International Organizations	1534-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility –Libor- based rate	0.50	Variable	2,155	23 Y
International Organizations	1600-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility –Libor- based rate	0.50	Variable	150,000	18 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	1591-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility –Libor- based rate	0.50	Variable	985	19 Y
International Organizations	1586-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility –Libor- based rate	0.50	Variable	745	19 Y
International Organizations	1601-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – Libor - based rate	0.50	Variable	251	18 Y
International Organizations	1647-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – Libor- based rate	0.50	Variable	1,500	19 Y
International Organizations	1699-OC-PE	Inter-American Development Bank (IDB)	US$	Single currency facility – Libor- based rate	0.50	Variable	200,000	19 Y
International Organizations	CFA-062	Andean Development Corporation	US$	6-month Libor for US$	2.50	Variable	3,762	9 M
International Organizations	CFA-120	Andean Development Corporation	US$	6-month Libor for US$	1.90	Variable	459	11 M
International Organizations	CFA-128	Andean Development Corporation	US$	6-month Libor for US$	2.50	Variable	8,500	5 Y
International Organizations	CFA-135	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	6,176	3 Y
International Organizations	CFA-1009	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	22,507	3 Y
International Organizations	CFA-1127	Andean Development Corporation	US$	6-month Libor for US$	2.80	Variable	1,168	2 Y
International Organizations	CFA-1372	Andean Development Corporation	US$	6-month Libor for US$	2.80	Variable	8,926	2 Y
International Organizations	CFA-1408	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	140,625	4 Y
International Organizations	CFA-1593	Andean Development Corporation	US$	6-month Libor for US$	3.50	Variable	214,286	7 Y
International Organizations	CFA-1769	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	18,333	5 Y
International Organizations	CFA-1902	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	152,381	8 Y
International Organizations	CFA-2107	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	202,381	8 Y
International Organizations	CFA-2635	Andean Development Corporation	US$	6-month Libor for US$	2.75	Variable	3,683	2 Y
International Organizations	CFA-2749	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	172,000	10 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	CFA-2761	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	109,524	10 Y
International Organizations	CFA-2905	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	112,139	10 Y
International Organizations	CFA-3014-15-16	Andean Development Corporation	US$	6-month Libor for US$	3.25	Variable	259,560	11 Y
International Organizations	CFA-3088	Andean Development Corporation	US$	6-month Libor for US$	2.90	Variable	80,000	11 Y
International Organizations	3540-A-PE	International Bank For Reconstruction and Development	US$	Fixed	—	6.28	516	1 Y
International Organizations	3540-A-PE	International Bank For Reconstruction and Development	US$	Fixed	—	6.34	1,328	1 Y
International Organizations	3540-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	11,516	7 Y
International Organizations	3437-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	173,403	7 Y
International Organizations	3489-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	224,997	7 Y
International Organizations	3452-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	163,792	6 Y
International Organizations	3595-A-PE	International Bank For Reconstruction and Development	US$	Fixed	—	6.41	16,667	1 Y
International Organizations	3595-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	81,335	7 Y
International Organizations	3610-A-PE	International Bank For Reconstruction and Development	US$	Fixed	—	7.11	57	2 Y
International Organizations	3610-A-PE	International Bank For Reconstruction and Development	US$	Fixed	—	5.92	32	2 Y
International Organizations	3610-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	5,553	7 Y
International Organizations	3684-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	54,701	7 Y
International Organizations	3717-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	50,461	8 Y
International Organizations	3717-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	43,993	8 Y
International Organizations	3701-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	15,385	8 Y
International Organizations	3701-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	6,202	8 Y
International Organizations	3810-S-PE	International Bank For Reconstruction and Development	S/POOL	Single currency basket rate	0.50	Variable	59,322	8 Y
International Organizations	3811-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	89,084	8 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	3811-S-PE	International Bank For Reconstruction and Development	S/ POOL	Single currency basket rate	0.50	Variable	13,055	8 Y
International Organizations	3962-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	46,922	6 Y
International Organizations	3826-S-PE	International Bank For Reconstruction and Development	S/ POOL	Single currency basket rate	0.50	Variable	3,928	6 Y
International Organizations	3826-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	56,151	6 Y
International Organizations	4068-S-PE	International Bank For Reconstruction and Development	S/ POOL	Single currency basket rate	0.50	Variable	10,760	7 Y
International Organizations	4068-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	66,561	7 Y
International Organizations	4076-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	56,071	7 Y
International Organizations	4134-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	22,573	3 Y
International Organizations	4133-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	122,000	8 Y
International Organizations	4130-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	32,060	7 Y
International Organizations	4250-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	49,807	9 Y
International Organizations	4384-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.01	Variable	28,554	9 Y
International Organizations	4497-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	250,000	10 Y
International Organizations	4519-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	7,383	11 Y
International Organizations	4536-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	861	11 Y
International Organizations	4527-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	24,750	11 Y
International Organizations	4615-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	100,000	12 Y
International Organizations	4614-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	44,745	10 Y
International Organizations	7142-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	7,816	10 Y
International Organizations	4678-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	100,000	13 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	7177-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	4,298	11 Y
International Organizations	7176-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	15,413	11 Y
International Organizations	7200-O PE	International Bank For Reconstruction and Development	US$	Fixed	—	5.11	150,000	11 Y
International Organizations	7203-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	150,000	11 Y
International Organizations	7209-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	1,808	17 Y
International Organizations	7160-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	2,466	13 Y
International Organizations	7219-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	593	12 Y
International Organizations	7267-O PE	International Bank For Reconstruction and Development	US$	Fixed	—	5.14	100,000	12 Y
International Organizations	7255-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	895	12 Y
International Organizations	7266-O PE	International Bank For Reconstruction and Development	US$	Fixed	—	5.13	100,000	12 Y
International Organizations	7254-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	2,248	12 Y
International Organizations	7257-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	175	12 Y
International Organizations	7285-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	2,272	13 Y
International Organizations	7308-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	2,730	13 Y
International Organizations	7345-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	150,000	11 Y
International Organizations	7322-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	125	13 Y
International Organizations	297-PE	International Fund For Agricultural Development (FIDA)	DEG	Fixed	—	4.00	6,894	6 Y
International Organizations	386-PE	International Fund For Agricultural Development (FIDA)	DEG	FIDA rate	—	Variable	7,729	9 Y
International Organizations	467-PE	International Fund For Agricultural Development (FIDA)	DEG	FIDA rate	—	Variable	7,974	4 Y
International Organizations	602-PE	International Fund For Agricultural Development (FIDA)	DEG	FIDA rate	—	Variable	2,537	3 Y
International Organizations	IMF	International Monetary Fund	DEG	IMF rate	—	Variable	39,573	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
International Organizations	630-PE	The Opec Fund For International Development	US$	Fixed	—	3.75	2,292	5 Y
International Organizations	696-PE	The Opec Fund For International Development	US$	Fixed	—	4.00	3,333	8 Y
International Organizations	755-PE	The Opec Fund For International Development	US$	Fixed	—	4.00	3,167	9 Y
Latin American Countries	Brazil	Central Bank of Brazil	US$	6-month Libor for US$	—	Variable	316	11 M
Latin American Countries	Venezuela	Banco de Desarrollo Económico y Social de Venezuela	US$	6-month Libor for US$	0.75	Variable	13,843	20 Y
Latin American Countries	Brazil	Ciber Equipamientos Rodoviarios LTDA.	US$	Fixed	—	6.500	113	8 M
Latin American Countries	Brazil	Ciber Equipamientos Rodoviarios LTDA.	US$	Fixed	—	6.875	113	8 M
Latin American Countries	Brazil	Ciber Equipamientos Rodoviarios LTDA.	US$	Fixed	—	6.875	150	8 M
Latin American Countries	Brazil	Brazil	US$	Fixed	—	7.875	13,328	4 Y
Latin American Countries	Brazil	Svedala Faco LTDA.	US$	Fixed	—	6.780	167	8 M
Eastern Europe and People’s Republic of China	People’s Republic of China	Bank of China	US$	Fixed	—	7.68	3,341	1 Y
Eastern Europe and China	China	China	£	No interest	—	—	107	11 M
Eastern Europe and China	China	China	£	No interest	—	—	63	11 M
Eastern Europe and China	China	China	£	No interest	—	—	350	11 M
Eastern Europe and China	China	China	£	No interest	—	—	105	11 M
Eastern Europe and China	China	China	£	No interest	—	—	925	11 M
Eastern Europe and China	China	China	£	No interest	—	—	337	11 M
Eastern Europe and China	China	China	£	No interest	—	—	719	2 Y
Eastern Europe and China	China	China	£	No interest	—	—	119	11 M

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2006 (in millions of US$)	Years to Maturity
Eastern Europe and China	China	China	US$	No interest	—	—	3,150	4 Y
Eastern Europe and China	China	China	£	No interest	—	—	526	11 M
Eastern Europe and China	China	China	US$	No interest	—	—	4,000	4 Y
Suppliers	Italy	Armamenti e Aerospazio S.P.A.	US$	Fixed	—	5.0268275	27,975	14 Y
Suppliers	Italy	Armamenti e Aerospazio S.P.A.	US$	Fixed	—	5.0268275	17,084	1h4 Y
Suppliers	Italy	Bitelli S.A.	US$	Fixed	—	7.00		3 M
Suppliers	Italy	Bitelli S.A.	US$	Fixed	—	7.00	231	1 Y
Suppliers	Japan	Japan Peru Oil Co. LTD (JAPECO)	¥	Fixed	—	4.30		9 Y
Suppliers	Panama	Cormed S.A.	US$	Fixed	—	7.00	305	1 Y
Bonds		Flirb Bonds	US$	Multiple rate	0.8125	Variable	1,115,821	11 Y
Bonds		Par Bonds	US$	Variable rate	—	Variable	64,526	21 Y
Bonds		Discount Bonds	US$	6-month Libor for US$	0.8125	Variable	197,525	21 Y
Bonds		PDI Bonds	US$	Variable rate	0.8125	Variable	877,816	11 Y
Bonds		2012 Global Bonds	US$	Fixed	—	9.125	500,000	6 Y
Bonds		2012 Global Bonds	US$	Fixed	—	9.125	922,983	6 Y
Bonds		2008 Global Bonds	US$	Fixed	—	9.125	500,000	2 Y
Bonds		2015 Global Bonds	US$	Fixed	—	9.875	500,000	9 Y
Bonds		2015 Global Bonds	US$	Fixed	—	9.875	250,000	9 Y
Bonds		2033 Global Bonds	US$	Fixed	—	8.750	500,000	27 Y
Bonds		2016 Global Bonds	US$	Fixed	—	8.375	500,000	10 Y
Bonds		2014 Global Bonds	EURO	Fixed	—	7.500	831,350	8 Y
Bonds		2033 Global Bonds	US$	Fixed	—	8.750	400,000	27 Y
Bonds		2025 Global Bonds	US$	Fixed	—	7.350	750,000	19 Y
Bonds		2025 Global Bonds	US$	Fixed	—	7.350	500,000	19 Y

Abbreviations and symbols:

CAN$	= Canadian dollar
DEG	= Special Drawing Rights (Derechos Especiales de Giro)
£	= English pound
KRN	= Norwegian krone
SFR	= Swiss franc
SKR	= Swedish kroner
S/POOL	= Single currency pool (World Bank unit of account, based on a basket of national currencies)
UAV	= Inter-American Development Bank unit of account
US$	= United States dollar
¥	= Japanese Yen
(1)	Includes COFIDE loans not guaranteed by Peru

Source:	Ministry of Economy and Finance.

PART II

(Required by Items (11), (13) and (14) of Schedule B

of the Securities Act of 1933)

1. The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	US$	363,265
Listing fees and expenses*		15,000
Printing and engraving expenses*		25,000
Rating agency fees*		100,000
Fiscal agent fees and expenses*		15,000
Legal fees and expenses*		100,000
Other*		50,000

Total(1)	US$	668,265

*	Estimate.
(1)	A portion of the expenses may be paid by the underwriters.

2. The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this registration statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in amendments to this Registration Statement, in each case together with translations of the same into the English language.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS

This Registration Statement comprises:

1.	The front cover page;

2.	The cross-reference sheet between Schedule B of the Securities Act of 1933 and the prospectus;

3.	Part I consisting of the prospectus;

4.	Part II consisting of pages II-1 to II-6; and

5.	The following exhibits:

A.	Form of Underwriting Agreement(1)

B.	Fiscal Agency Agreement, dated as of February 6, 2003, between the Republic of Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, including form of Debt Security(2)

B.1	Amendment No. 1 to the Fiscal Agency Agreement, dated November 21, 2003, between the Republic of Peru and JPMorgan Chase Bank(3)

B.2	Amendment No. 2 to the Fiscal Agency Agreement, dated October 14, 2004, between the Republic of Peru and JPMorgan Chase Bank(4)

C.	Form of Warrant Agreement, including form of Warrant*

D.	Form of Unit*

E.	Opinion of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru, with respect to the legality of the securities

F.	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, with respect to the legality of the securities

G.	Consent of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru (included in Exhibit E)

H.	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F)

(1)	Incorporated by reference to Exhibit A to Peru’s Registration Statement on Schedule B (No. 333-110394).
(2)	Incorporated by reference to Exhibit B to Peru’s Registration Statement on Schedule B (No. 333-110394).
(3)	Incorporated by reference to Exhibit C.1 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(4)	Incorporated by reference to Exhibit C.2 to Peru’s Registration Statement on Schedule B (No. 333-110394).
*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Peru, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on the 19th day of December 2006.

By:	/s/ Betty Sotelo Bazán
Name:	Betty Sotelo Bazán
Title:	General Director of the Direction of National Public Indebtedness of the Ministry of Economy and Finance of Peru

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in the City of New York, New York, on the 19th day of December 2006.

By:	/s/ Helí Peláez Castro
Name:	Helí Peláez Castro
Title:	Consul General of Peru, New York

EXHIBIT INDEX

Exhibit
A.	Form of Underwriting Agreement(1)

B.	Fiscal Agency Agreement, dated as of February 6, 2003, between the Republic of Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, including form of Debt Security(2)

B.1	Amendment No. 1 to the Fiscal Agency Agreement, dated November 21, 2003, between the Republic of Peru and JPMorgan Chase Bank(3)

B.2	Amendment No. 2 to the Fiscal Agency Agreement, dated October 14, 2004, between the Republic of Peru and JPMorgan Chase Bank(4)

C.	Form of Warrant Agreement, including form of Warrant*

D.	Form of Unit*

E.	Opinion of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru, with respect to the legality of the securities

F.	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, with respect to the legality of the securities

G.	Consent of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru (included in Exhibit E)

H	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F)

(1)	Incorporated by reference to Exhibit A to Peru’s Registration Statement on Schedule B (No. 333-110394).
(2)	Incorporated by reference to Exhibit B to Peru’s Registration Statement on Schedule B (No. 333-110394).
(3)	Incorporated by reference to Exhibit C.1 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(4)	Incorporated by reference to Exhibit C.2 to Peru’s Registration Statement on Schedule B (No. 333-110394).
*	To be filed by amendment.